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Prospectus dated July 31, 2002

AFBA 5Star Fund, Inc.

AFBA 5Star Balanced Fund

AFBA 5Star Large Cap Fund
(formerly, "AFBA 5Star Equity Fund")

AFBA 5Star High Yield Fund

AFBA 5Star Mid Cap Fund

AFBA 5Star Science & Technology Fund

AFBA 5Star Small Cap Fund

AFBA 5Star USA Global Fund

Advisory Series

Class A Shares
Class B Shares
Class C Shares

Shares of the Fund have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

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Prospectus dated July 31, 2002

AFBA 5Star Fund, Inc.

MANAGER:
AFBA 5STAR INVESTMENT MANAGEMENT COMPANY

SUB-ADVISER:
KORNITZER CAPITAL MANAGEMENT, INC.

DISTRIBUTED BY:

PFPC DISTRIBUTORS, INC.

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Table of Contents
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Information About the Funds

Investment Objectives and Principal Investment Strategies

Principal Risk Factors

Past Performance

Fees and Expenses

Manager and Sub-Adviser

Financial Highlights

Information About Investing

Selecting the Correct Class of Shares

How to Purchase Shares

How to Redeem Shares

Shareholder Services

How Share Price is Determined

Distributions and Taxes

Additional Policies About Transactions

Distribution and Service Arrangements

Conducting Business with AFBA 5Star Funds

2 4 6 11 19 20 26 29 30 30 30 31 32 33 35

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Investment Objectives and Principal Investment Strategies

The investment objectives and the manner in which the AFBA 5Star Funds will pursue their objectives are as follows:
Market Capitalization: How much a company is considered to be worth. It equals the number of outstanding shares times the share price.
  AFBA 5Star Balanced Fund – seeks long-term capital growth and high current income by investing in common stocks, convertible bonds and convertible preferred stocks and corporate fixed income securities, many of which can be high-yielding, high risk securities.

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  AFBA 5Star Large Cap Fund (formerly, "AFBA 5Star Equity Fund") – seeks long-term capital growth by investing at least 80% of its assets in common stocks of large capitalization or "large cap" companies most of which are listed on the New York Stock Exchange.

  AFBA 5Star High Yield Fund – seeks high current income with long-term capital growth as a secondary objective by investing at least 80% of its assets in high yielding, high risk fixed income securities.

  AFBA 5Star Mid Cap Fund – seeks long-term capital growth by investing at least 80% of its assets in equity securities (common stocks, convertibles and warrants) issued by medium-sized or "mid cap" companies. The Fund considers a company to be a mid cap company if it has a market capitalization between $1.5 billion and $10 billion at the time of purchase.

  AFBA 5Star Science & Technology Fund – seeks long-term capital growth. To pursue its investment objective, the Fund invests at least 80% of its total assets in common stocks and other equity securities (including convertibles and warrants) of companies expected to benefit from the development, advancement, and use of science and technology.

  AFBA 5Star Small Cap Fund – seeks long-term capital growth by investing at least 80% of its assets in equity securities issued by small capitalization companies. The Fund considers a company to be a small cap company if it has a market capitalization of less than $2 billion at the time of purchase.

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  AFBA 5Star USA Global Fund – seeks long-term capital growth by investing in common stocks of companies based in the United States that receive greater than 40% of their revenues or income from global sales and operations. The international operations of these U.S. based companies will provide investors with exposure to at least three foreign countries.

Each Fund's principal investment strategies used are described below:

  AFBA 5Star Balanced Fund invests in a combination of common stocks, high yield, high risk corporate bonds and high yield, high risk convertible securities. The allocation of assets invested in each type of security is designed to balance yield income and long-term capital appreciation with reduced volatility of returns. The Fund expects to change its allocation mix over time based on the sub-adviser's view of economic conditions and underlying security values. Usually, the sub-adviser will invest at least 25% of the Fund's assets in equity securities and at least 25% in fixed-income securities.

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  AFBA 5Star Large Cap Fund (formerly, "AFBA 5Star Equity Fund") invests in large cap companies that meet specific cash flow criteria and/or are expected to benefit from long-term industry and technological trends that are likely to positively impact company performance. The Fund considers a company to be a large cap company if it has a market capitalization of $10 billion or greater at the time of purchase. The cash flow criteria used by the sub-adviser focuses on consistency and predictability of cash generation.

  Separately, long-term trends are identified with the purpose of investing in companies that should have favorable operating environments over the next three to five years. The final stock selection process includes: 1) ongoing fundamental analysis of industries and the economic cycle; 2) analysis of company-specific factors such as product cycles, management, etc.; and 3) rigorous valuation analysis. (The Fund changed its name from AFBA 5Star Equity Fund to AFBA 5Star Large Cap Fund effective July 31, 2002.)

  AFBA 5Star High Yield Fund uses extensive fundamental research to identify potential fixed income investment opportunities among higher risk, higher yielding securities. Emphasis is placed on relative value and good corporate management. Specifically, the sub-adviser may look at a number of past, present and estimated factors such as: 1) financial strength of the issuer; 2) cash flow; 3) management; 4) borrowing requirements; and 5) responsiveness to changes in interest rates and business conditions.

  AFBA 5Star Mid Cap Fund identifies long-term trends with the aim of investing in mid cap companies that the sub-adviser believes have favorable operating environments during the three to five years after purchase. The Fund considers a company to be a mid cap company if it has a market capitalization between $1.5 billion and $10 billion at the time of purchase. The sub-adviser then selects securities based on: 1) fundamental analysis of industries and the economic cycle; 2) company-specific analysis such as product cycles, management, etc.; and 3) rigorous valuation analysis.

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  AFBA 5Star Science & Technology Fund selects stocks that the sub-adviser believes have prospects for above average earnings based on intensive fundamental research, as well as companies with long-term growth potential. Portfolio holdings can range from small companies that are developing new technologies to blue chip firms with established track records of developing, producing or distributing products and services in the science and technology industries. The Fund may also invest in companies that are likely to benefit from technological advances even if those companies are not directly involved in the specific research and development. The Fund focuses on technology companies that, in the sub-adviser's opinion, have sustainable long-term business models, as well as companies that are likely to benefit from long-term trends identified by the sub-adviser. Some of the industries likely to be represented in the Fund's portfolio are:

  • Electronics, including hardware, software and components;
  • Communications;
  • E-commerce;
  • Information;
  • Media;
  • Life sciences and healthcare;
  • Environmental services;
  • Chemicals and synthetic materials; and
  • Defense and aerospace.

  AFBA 5Star Small Cap Fund targets a mix of "value" and "growth" companies with a market capitalization of $2 billion or less at the time of purchase. Generally, value stocks typically include stocks of companies that are priced at relatively low ratios of price-to-earnings or price-to-book value, and they also focus on companies believed to be coming out of industry downturns. Growth stocks usually sell at high ratios of price-to-earnings or price-to-book value but have high earnings growth rates. The sub-adviser identifies smaller companies that exhibit consistent or predictable cash generation and/or are expected to benefit from long-term industry or technological trends. The sub-adviser then selects securities based on: 1) fundamental analysis of industries and the economic cycle; 2) company-specific analysis such as product cycles, management, etc., and 3) rigorous valuation analysis.

  AFBA 5Star USA Global Fund identifies companies that exhibit consistent or predictable cash generation and/or are expected to benefit from long-term industry or technological trends. The sub-adviser then selects securities based on: 1) fundamental analysis of industries and the economic cycle; 2) company-specific analysis such as product cycles, management, etc.; 3) rigorous valuation analysis; and 4) the issuer must have substantial international operations.

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Each Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or reinvest assets in more promising investment opportunities.

Temporary Investments — The Funds generally hold some cash, short-term debt obligations, government securities or high quality investments for reserves to cover redemptions and unanticipated expenses. There may be times, however, when a Fund attempts to respond to adverse market, economic, political or other conditions by investing up to 100% of its assets in those types of investments for temporary defensive purposes. During those times, a Fund will not be able to pursue its primary investment objective and, instead, will focus on preserving its assets. Also, keep in mind that a temporary defensive strategy still has the potential to lose money.

The objectives and policies described above determine how the Funds are managed and may only be changed with the approval of the corresponding Fund's shareholders or, in respect to the AFBA 5Star Mid Cap Fund, AFBA 5Star Science & Technology Fund and the AFBA 5Star Small Cap Fund, by the Board of Directors.

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Principal Risk Factors

Diversification: A technique to reduce the risks inherent in any investment by investing in a broad range of securities from different industries, locations or asset classes.	Market Risks — Equity securities are subject to market, economic and business risks that will cause their prices to fluctuate over time. Since the Funds (except the AFBA 5Star High Yield Fund) are normally invested in equity securities, the value of these Funds will go up and down. As with any mutual fund, there is a risk that you could lose money by investing in the Funds.

A Fund's success depends largely on the sub-adviser's ability to select favorable investments. Also, different types of investments shift in and out of favor depending on market and economic conditions. For example, at various times stocks will be more or less favorable than bonds, and small or medium company stocks will be more or less favorable than large company stocks. Because of this, the Funds will perform better or worse than other types of funds depending on what is in "favor."

Fixed Income Risks — The yields and principal values of debt securities will also fluctuate. Generally, values of debt securities change inversely with interest rates. That is, as interest rates go up, the values of debt securities tend to go down and vice versa. Furthermore, these fluctuations tend to increase as a bond's maturity increases such that a longer term bond will increase or decrease more for a given change in interest rates than a shorter term bond.

High Yield Risks — The AFBA 5Star Balanced and AFBA 5Star High Yield Funds invest in lower-rated, high yielding bonds (so-called "junk bonds"). These bonds have a greater degree of default risk than higher-rated bonds. Default risk is the possibility that the issuer of a debt security will fail to make timely payments of principal or interest to the Funds. Lower-rated securities may be issued by companies that are restructuring, are smaller and less credit worthy or are more highly indebted than other companies. Lower-rated securities also tend to have less liquid markets than higher-rated securities. In addition, market prices of lower-rated bonds tend to react more negatively to adverse economic or political changes, investor perceptions or individual corporate developments than higher-rated bonds.

International Risks — International investing poses additional risks such as currency fluctuation and political instability. However, the AFBA 5Star USA Global Fund invests only in U.S. companies traded in the U.S. and denominated in U.S. dollars. While this eliminates direct foreign investment, the companies the Fund invests in will experience these risks in their day-to-day business dealings. These risks are inherently passed on to the company's shareholders and in turn, to the Fund's shareholders.
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Larger Company Risks — The AFBA 5Star Large Cap Fund invests primarily in larger companies. Larger, more established companies may be unable to respond quickly to new competitive challenges like changes in consumer tastes or innovative smaller competitors. Larger companies are also sometimes unable to attain the high growth roles of successful, smaller companies, especially during extended periods of economic expansion.

Medium-Sized Company Risks — The AFBA 5Star Mid Cap Fund invests primarily in medium-sized companies. Generally, medium-sized companies may have more potential for growth than larger companies. Investing in medium-sized companies, however, may involve greater risk than investing in larger companies, and these risks are passed on to funds that invest in them. Medium-sized companies may not have the management experience, financial resources, product diversification and competitive strengths of larger companies, and, therefore, their securities may be more volatile than the securities of larger, more established companies. Medium-sized company stocks may be bought and sold less often and in smaller amounts than larger company stocks. Therefore, if the Fund wants to sell a large quantity of a medium-sized company's stock it may have to sell at a lower price than the sub-adviser might prefer, or it may have to sell in small quantities over a period of time. The AFBA 5Star Mid Cap Fund's sub-adviser attempts to minimize this risk by investing in stocks that are readily bought and sold. An investment in the Fund may be more suitable for long-term investors, who are willing to bear the risk of these fluctuations.
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Small Company Risks — The AFBA 5Star Small Cap Fund invests primarily in small companies. Investments in smaller companies often involve greater risk than larger companies and these risks are passed on to Funds that invest in them. These companies may not have the management experience, financial resources, product diversification or competitive strengths of larger companies. Therefore, the securities of smaller companies are more volatile than the securities of larger, more established companies. Thus an investment in the AFBA 5Star Small Cap Fund may be more suitable for long-term investors who can bear the risk of these fluctuations. The Fund tries to minimize volatility by diversifying.

Smaller company stocks tend to be bought and sold less often and in smaller amounts than larger company stocks. Because of this, if the Fund wants to sell a large quantity of a small company stock it may have to sell at a lower price than the sub-adviser might prefer, or it may have to sell in small quantities over a period of time. The Fund tries to minimize this risk by investing in stocks that are readily bought and sold.

Sector Risks — Since the AFBA 5Star Science & Technology Fund is focused on science and technology related industries, it is more concentrated than stock funds invested in a broader range of industries. Companies in the rapidly changing fields of science and technology often face unusually high price volatility, both in terms of gains and losses. The potential for wide variation in performance is based on the special risks common to such companies. For example, products or services that first appear promising may not prove commercially successful or may become obsolete quickly. Earnings disappointments can result in sharp price declines. In addition, technology industries can be affected by competition from new market entrants as well as developing government regulations and policies. The level of risk will rise to the extent that the Fund has significant exposure to smaller or unseasoned companies (those with less than a three-year operating history), which may not have established products or more experienced management. Therefore, the AFBA 5Star Science & Technology Fund is likely to be more volatile than a fund that is exposed to a greater variety of industries.

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Past Performance

The performance information shown below provides an indication of the risks of investing in the Funds. The bar charts on the left side show the total returns generated by the respective Fund for each calendar year. The tables on the right show how each Fund's average annual returns for certain periods compared with those of a relevant, widely recognized benchmark. The returns assume that all dividends and capital gains distributions have been reinvested in new shares of the Fund. A Fund's past performance is not necessarily an indication of how a Fund will perform in the future.

The performance information is based on the performance of each Fund's original class which is not offered in this Prospectus. Different classes of shares of the same Fund will generally have substantially similar annual returns because the shares are invested in the same portfolio of securities. Annual returns of the Class A, B and C shares will differ from each other and those of the original class only to the extent that the classes have different expenses (including Rule 12b-1 fees) or sales charges. The returns shown in the bar charts do not reflect any sales charges. If sales charges were reflected, returns would be less than those shown.

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Since the AFBA 5Star Mid Cap Fund, AFBA 5Star Small Cap Fund and AFBA 5Star Science & Technology Fund do not yet have a full calendar year of performance, there is no performance information shown for those Funds.

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AFBA 5Star Balanced Fund

Year-to-Date Return as of June 30, 2002 = (8.14%) Best Quarter Ended December 31, 2001 = 11.31% Worst Quarter Ended September 30, 2001 = (13.52%)

Average Annual Total Return as of December 31, 2001

	1 Year	Annualized Total Return Since Inception 1

AFBA 5Star Balanced Fund
    Class A return before taxes 2
    Class A return after taxes on distributions 2,3
    Class A return after taxes on distributions and sale of fund shares 2,3
    Class B return before taxes 2
    Class C return before taxes 2

S&P 500 Index (reflects no deduction for fees, expenses or taxes) 4

S&P 500 Index and Merrill Lynch Bond Fund Weighted Average 5
(reflects no deduction for fees, expenses or taxes)	(3.11%) (4.37%) (1.91%) (2.21%) 1.51% (11.89%) (1.73%)	5.06% 3.50% 3.28% 5.96% 6.36% 8.30% 8.00%

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1   Inception Date = June 3, 1997

2   The average annual total return figures are based on the historical performance of the Fund's original class of shares, but have been recalculated to show the effect of any applicable front-end or deferred sales charges (but not Rule 12b-1 fees).

3   After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns shown are for Class A Shares; after-tax return for Class B and Class C shares will vary.

4   The S&P 500 Index is a capitalization weighted index of 500 large capitalization stocks which is designed to measure broad domestic securities markets. The performance of the S&P 500 Index reflects the reinvestment of dividends and capital gains but does not reflect the deduction of any investment management fees.

5   The second performance figure shown for comparison purposes is a weighted average made up of equal parts of the
S&P 500 Index and the Merrill Lynch Bond Fund Index.

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AFBA 5Star Large Cap Fund (formerly, "AFBA 5Star Equity Fund")

Year-to-Date Return as of June 30, 2002 = (18.30%) Best Quarter Ended December 31, 1998 = 16.47% Worst Quarter Ended September 30, 2001 = (20.03%)

Average Annual Total Return as of December 31, 2001

	1 Year	Annualized Total Return Since Inception 1

AFBA5Star Large Cap Fund
    Class A return before taxes 2
    Class A return after taxes on distributions 2,3
    Class A return after taxes on distributions and sale of fund shares 2,3
    Class B return before taxes 2
    Class C return before taxes 2

S&P 500 Index 4 (reflects no deduction for fees, expenses or taxes)

	(19.73%) (19.73%) (12.02%) (19.11%) (15.93%) (11.89%)	5.45% 4.94% 4.20% 6.36% 6.75% 8.30%

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1    Inception Date = June 3, 1997

2    The average annual total return figures are based on the historical performance of the Fund's original class of shares, but have been recalculated to show the effect of any applicable front-end or deferred sales charges (but not Rule 12b-1 fees).

3    After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns shown for Class A Shares; after-tax return for Class B and Class C shares will vary.

4    The S&P 500 Index is a capitalization weighted index of 500 large capitalization stocks which is designed to measure broad domestic securities markets. The performance of the S&P 500 Index reflects the reinvestment of dividends and capital gains but does not reflect the deduction of any investment management fees.

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AFBA 5Star High Yield Fund

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Year-to-Date Return as of June 30, 2002 = (0.67%) Best Quarter Ended March 31, 2001 = 7.18% Worst Quarter Ended September 30, 1998 = (6.27)%

Average Annual Total Return as of December 31, 2001

	1 Year	Annualized Total Return Since Inception 1

AFBA 5Star High Yield Fund
    Class A return before taxes 2
    Class A return after taxes on distributions 2,3
    Class A return after taxes on distributions and sale of fund shares 2,3
    Class B return before taxes 2
    Class C return before taxes 2

Merrill Lynch High Yield Bond Index 4 (refelects no deductions for fees, expenses or taxes)

Lipper High Yield Fund Index 5 (reflects no deduction for fees, expenses or taxes)

	5.84% 1.97% 3.52% 6.00% 8.96% 8.43% (1.03%)	3.49% 0.40% 1.23% 4.04% 4.36% 7.69% 0.39%

1   Inception Date = June 3, 1997

2   The average annual total return figures are based on the historical performance of the Fund's original class of shares, but have been recalculated to show the effect of any applicable front-end or deferred sales charges (but not Rule 12b-1 fees).

3   After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns shown are for Class A Shares; after-tax return for Class B and Class C shares will vary.

4   The Merrill Lynch High Yield Bond Index is an unmanaged index comprised of over 1,200 high yield bonds representative of the high yield bond market as a whole.

5 The Lipper High Yield Fund Index is a widely recognized index of mutual funds that invest primarily in high yield bonds.

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AFBA 5Star USA Global Fund

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Year-to-Date Return as of June 30, 2002 = (13.69%) Best Quarter Ended December 31, 1999 = 19.48% Worst Quarter Ended September 30, 2001 = (17.60%)

Average Annual Total Return as of December 31, 2001

	1 Year	Annualized Total Return Since Inception 1

AFBA 5Star USA Global Fund
    Class A return before taxes 2
    Class A return after taxes on distributions 2,3
    Class A return after taxes on distributions and sale of fund shares 2,3
    Class B return before taxes 2
    Class C return before taxes 2

S&P 500 Index 4 (reflects no deduction for fees, expenses or taxes)	(15.43%) (15.43%) (9.40%) (14.78%) (11.43%) (11.89%)	6.85% 6.53% 5.51% 7.80% 8.17% 8.30%

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1   Inception Date = June 3, 1997

2   The average annual total return figures are based on the historical performance of the Fund's original class of shares, but have been recalculated to show the effect of any applicable front-end or deferred sales charges (but not Rule 12b-1 fees).

3   After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns shown are for Class A Shares; after-tax return for Class B and Class C shares will vary.

4   The S&P 500 Index is a capitalization weighted index of 500 large capitalization stocks which is designed to measure broad domestic securities markets. The performance of the S&P 500 Index reflects the reinvestment of dividends and capital gains but does not reflect the deduction of any investment management fees.

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Fees & Expenses

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The following tables describe the fees and expenses that you may pay if you buy and hold shares of each AFBA 5Star Fund. There are different share classes to allow you to maximize your potential return depending on your and your financial adviser's current expectations for your investment in a Fund.

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AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
AFBA 5Star Mid Cap Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star Small Cap Fund
AFBA 5Star USA Global Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Class B (1)	Class C

Maximum Sales Charge (Load) Imposed on Purchases
    (as a percentage of offering price)
Maximum Deferred Sales Charge (Load)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends
Redemption Fee (6)
Exchange Fee	5.50% (2) None (3) None None None	None 4.75% (4) None None None	None 1.00% (5) None None None

(1)  Class B shares convert to Class A shares automatically at the end of the seventh year (84th month) after purchase.
     Investors seeking to purchase Class B shares in amounts that exceed $250,000 should discuss with their financial consultant whether the purchase of another class would be more appropriate; such orders may be rejected by a Fund.

(2)  Reduced for purchases of $50,000 and more; waived for certain systematic retirement accounts. Investments of $1 million or more are sold with no initial sales charge. However, a 1% contingent deferred sales charge may be imposed if redemptions are made within one year of purchase. Employer-sponsored defined contribution type plans investing $1 million or more, or with 100 or more eligible employees, and Individual Retirement Account rollovers involving retirement plan assets invested in the AFBA 5Star Funds, may invest with no sales charge and are not subject to a contingent deferred sales charge.
     Investments made through retirement plans, endowments or foundations with $50 million or more in assets, or through certain qualified fee based programs may also be made with no sales charge and are not subject to a contingent deferred sales charge.

(3)  Class A shares are not subject to a contingent deferred sales charge (a "CDSC"); except certain purchases that are not subject to an initial sales charge may instead be subject to a CDSC of 1.00% of amounts redeemed within the first year of purchase.
     Such a CDSC may be waived in connection with redemptions to participants in certain fee-based programs.

(4)  A CDSC will be charged on redemptions of Class B shares as follows: 4.75% during the first year; 4.25% during the second year; 3.25% during the third year; 2.25% during the fourth year and fifth year; 1.25% during the sixth year; and 0.50% during the seventh year. Class B shares automatically convert into Class A shares at the end of the seventh year after purchase and thereafter will not be subject to a CDSC.

(5)  Class C shares are subject to a 1.00% CDSC only if they are redeemed within the first 12 months after purchase.

(6)  If you redeem shares via wire transfer, you may be required to pay fees, including a $10 wire fee and other fees, that will be directly deducted from your redemption proceeds. If you request redemption checks to be sent by overnight mail, you may be required to pay a $10 fee that will be directly deducted from your redemption proceeds.

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AFBA 5Star High Yield Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Class B (1)	Class C

Maximum Sales Charge (Load) Imposed on Purchases
    (as a percentage of offering price)
Maximum Deferred Sales Charge (Load)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends
Redemption Fee (6)
Exchange Fee	3.75% (2) None (3) None None None	None 4.00% (4) None None None	None 1.00% (5) None None None

(1)  Class B shares convert to Class A shares automatically at the end of the seventh year (84th month) after purchase.
     Investors seeking to purchase Class B shares in amounts that exceed $250,000 should discuss with their financial consultant whether the purchase of another class would be more appropriate; such orders may be rejected by a Fund.

(2)  Reduced for purchases of $50,000 and more; waived for certain systematic retirement accounts. Investments of $1 million or more are sold with no initial sales charge. However, a 1% contingent deferred sales charge may be imposed if redemptions are made within one year of purchase. Employer-sponsored defined contribution type plans investing $1 million or more, or with 100 or more eligible employees, and Individual Retirement Account rollovers involving retirement plan assets invested in the AFBA 5Star Funds, may invest with no sales charge and are not subject to a contingent deferred sales charge. Investments made through retirement plans, endowments or foundations with $50 million or more in assets, or through certain qualified fee based programs may also be made with no sales charge and are not subject to a contingent deferred sales charge.

(3)  Class A shares are not subject to a contingent deferred sales charge (a "CDSC"); except certain purchases that are not subject to an initial sales charge may instead be subject to a CDSC of 1.00% of amounts redeemed within the first year of purchase.
     Such a CDSC may be waived in connection with redemptions to participants in certain fee-based programs.

(4)  A CDSC will be charged on redemptions of Class B shares as follows: 4.00% during the first year; 3.00% during the second year and third year; 2.00% during the fourth year, fifth year and sixth year; and 1.00% during the seventh year.
     Class B shares automatically convert into Class A shares at the end of the seventh year after purchase and thereafter will not be subject to a CDSC.

(5)  Class C shares are subject to a 1.00% CDSC only if they are redeemed within the first 12 months after purchase.

(6)  If you effect a redemption via wire transfer, you may be required to pay fees, including a $10 wire fee and other fees, that will be directly deducted from your redemption proceeds. If you request redemption checks to be sent by overnight mail, you may be required to pay a $10 fee that will be directly deducted from your redemption proceeds.

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AFBA 5Star Balanced Fund

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	Class A	Class B	Class C

Management Fees Distribution and Shareholder Service (12b-1) Fees Other Expenses Total Annual Fund Operating Expenses Less Fee Waivers/Expense Payments 1 Net Total Annual Fund Operating Expenses	0.80% 0.25% 0.82% 1.87% (0.54%) 1.33%	0.80% 1.00% 1.37% 3.17% (1.09%) 2.08%	0.80% 1.00% 1.37% 3.17% (1.09%) 2.08%

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AFBA 5Star Large Cap Fund (formerly, "AFBA 5Star Equity Fund")

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	Class A	Class B	Class C

Management Fees Distribution and Shareholder Service (12b-1) Fees Other Expenses Total Annual Fund Operating Expenses Less Fee Waivers/Expense Payments 1 Net Total Annual Fund Operating Expenses	0.80% 0.25% 1.92% 2.97% (1.64%) 1.33%	0.80% 1.00% 2.14% 3.94% (1.86%) 2.08%	0.80% 1.00% 2.15% 3.95% (1.87%) 2.08%

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AFBA 5Star High Yield Fund

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	Class A	Class B	Class C

Management Fees Distribution and Shareholder Service (12b-1) Fees Other Expenses Total Annual Fund Operating Expenses Less Fee Waivers/Expense Payments 1 Net Total Annual Fund Operating Expenses	0.80% 0.25% 3.66% 4.71% (3.38%) 1.33%	0.80% 1.00% 4.04% 5.84% (3.76%) 2.08%	0.80% 1.00% 4.09% 5.89% (3.81%) 2.08%

1    The investment manager has entered into a contractual agreement to waive fees and/or pay expenses of the Fund in amounts necessary to limit overall annual expenses of the Fund (excluding 12b-1 fees) to 1.08% for a period of three years from
     March 26, 2001, with respect to the AFBA 5Star Balanced Fund, AFBA 5Star Large Cap Fund, AFBA 5Star High Yield Fund
     and AFBA 5Star USA Global Fund, for the period from October 12, 2001 through July 31, 2003 for the AFBA 5Star Science &
     Technology Fund and AFBA 5Star Small Cap Fund, and for the period May 1, 2002 through July 31, 2003 for the
     AFBA 5Star Mid Cap Fund. Thereafter, the investment manager may either renew or terminate these arrangements.

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AFBA 5Star Mid Cap Fund

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	Class A	Class B	Class C

Management Fees Distribution and Shareholder Service (12b-1) Fees Other Expenses 2 Total Annual Fund Operating Expenses Less Fee Waivers/Expense Payments 1 Net Total Annual Fund Operating Expenses	0.80% 0.25% 0.82% 1.87% (0.54%) 1.33%	0.80% 1.00% 1.37% 3.17% (1.09%) 2.08%	0.80% 1.00% 1.37% 3.17% (1.09%) 2.08%

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AFBA 5Star Science & Technology Fund

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	Class A	Class B	Class C

Management Fees Distribution and Shareholder Service (12b-1) Fees Other Expenses Total Annual Fund Operating Expenses Less Fee Waivers/Expense Payments 1 Net Total Annual Fund Operating Expenses	0.80% 0.25% 6.21% 7.26% (5.93%) 1.33%	0.80% 1.00% 7.69% 9.49% (7.41%) 2.08%	0.80% 1.00% 7.69% 9.49% (7.41%) 2.08%

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AFBA 5Star Small Cap Fund

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	Class A	Class B	Class C

Management Fees Distribution and Shareholder Service (12b-1) Fees Other Expenses Total Annual Fund Operating Expenses Less Fee Waivers/Expense Payments 1 Net Total Annual Fund Operating Expenses	0.80% 0.25% 5.80% 6.85% (5.52%) 1.33%	0.80% 1.00% 7.39% 9.19% (7.11%) 2.08%	0.80% 1.00% 7.82% 9.62% (7.54%) 2.08%

1    The investment manager has entered into a contractual agreement to waive fees and/or pay expenses of the Fund in amounts necessary to limit overall annual expenses of the Fund (excluding 12b-1 fees) to 1.08% for a period of three years from
     March 26, 2001, with respect to the AFBA 5Star Balanced Fund, AFBA 5Star Large Cap Fund, AFBA 5Star High Yield Fund
     and AFBA 5Star USA Global Fund, for the period from October 12, 2001 through July 31, 2003 for the AFBA 5Star Science &
     Technology Fund and AFBA 5Star Small Cap Fund, and for the period May 1, 2002 through July 31, 2003 for the
     AFBA 5Star Mid Cap Fund. Thereafter, the investment manager may either renew or terminate these arrangements.

2    Other Expenses are based on estimated amounts for the current fiscal year.

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AFBA 5Star USA Global Fund

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	Class A	Class B	Class C

Management Fees Distribution and Shareholder Service (12b-1) Fees Other Expenses Total Annual Fund Operating Expenses Less Fee Waivers/Expense Payments 1 Net Total Annual Fund Operating Expenses	0.80% 0.25% 1.24% 2.29% (0.96%) 1.33%	0.80% 1.00% 1.32% 3.12% (1.04%) 2.08%	0.80% 1.00% 1.33% 3.13% (1.05%) 2.08%

1    The investment manager has entered into a contractual agreement to waive fees and/or pay expenses of the Fund in amounts necessary to limit overall annual expenses of the Fund (excluding 12b-1 fees) to 1.08% for a period of three years from
     March 26, 2001, with respect to the AFBA 5Star Balanced Fund, AFBA 5Star Large Cap Fund, AFBA 5Star High Yield Fund
     and AFBA 5Star USA Global Fund, for the period from October 12, 2001 through July 31, 2003 for the AFBA 5Star Science &
     Technology Fund and AFBA 5Star Small Cap Fund, and for the period May 1, 2002 through July 31, 2003 for the
     AFBA 5Star Mid Cap Fund. Thereafter, the investment manager may either renew or terminate these arrangements.

2    Other Expenses are based on estimated amounts for the current fiscal year.

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Fee Examples

The following examples are intended to help you compare the cost of investing in each AFBA 5Star Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The examples also assume that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

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AFBA 5Star Balanced Fund

	1 Year 3	3 Years 3	5 Years 3	10 Years 3

Class A 1 Class B (assuming no redemption) Class B (assuming complete redemption at the end of the period) 2 Class C (assuming no redemption) Class C (assuming complete redemption at end of period) 2	$ 678 $ 211 $ 676 $ 211 $ 309	$1,004 $ 767 $1,092 $ 767 $ 767	$1,408 $1,464 $1,689 $1,464 $1,464	$2,534 $3,319 $3,319 $3,319 $3,319

1   Assumes deduction at time of purchase of maximum sales charge.

2   Assumes deduction at redemption of maximum deferred sales charge.

3   Please note that only years one through two in the One Year, Three Years, Five Years and Ten Years examples reflects the effect of the manager's contractual fee waiver. The amounts for the third through tenth years assume that no fee waiver was continued.

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AFBA 5Star Large Cap Fund (formerly, "AFBA 5Star Equity Fund")

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	1 Year 3	3 Years 3	5 Years 3	10 Years 3

Class A 1 Class B (assuming no redemption) Class B (assuming complete redemption at the end of the period) 2 Class C (assuming no redemption) Class C (assuming complete redemption at end of period) 2	$ 678 $ 211 $ 676 $ 211 $ 309	$1,115 $ 848 $1,173 $ 849 $ 849	$1,743 $1,700 $1,925 $1,703 $1,703	$3,429 $3,912 $3,912 $3,919 $3,919

1   Assumes deduction at time of purchase of maximum sales charge.

2   Assumes deduction at redemption of maximum deferred sales charge.

3   Please note that only years one through two in the One Year, Three Years, Five Years and Ten Years examples reflects the effect of the manager's contractual fee waiver. The amounts for the third through tenth years assume that no fee waiver was continued.

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AFBA 5Star High Yield Fund

	1 Year 3	3 Years 3	5 Years 3	10 Years 3

Class A 1 Class B (assuming no redemption) Class B (assuming complete redemption at the end of the period) 2 Class C (assuming no redemption) Class C (assuming complete redemption at end of period) 2	$ 505 $ 211 $ 603 $ 211 $ 309	$1,128 $1,044 $1,344 $1,049 $1,049	$2,109 $2,261 $2,461 $2,275 $2,275	$4,584 $5,214 $5,214 $5,245 $5,245

1   Assumes deduction at time of purchase of maximum sales charge.

2   Assumes deduction at redemption of maximum deferred sales charge.

3   Please note that only years one through two in the One Year, Three Years, Five Years and Ten Years examples reflects the effect of the manager's contractual fee waiver. The amounts for the third through tenth years assume that no fee waiver was continued.

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AFBA 5Star Mid Cap Fund

	1 Year 3	3 Years 3

Class A 1

Class B (assuming no redemption)

Class B (assuming complete redemption at the end of the period) 2

Class C (assuming no redemption)

Class C (assuming complete redemption at the end of period) 2	$ 678 $ 211 $ 676 $ 211 $ 309	$1,056 $ 876 $1,201 $ 876 $ 876

1   Assumes deduction at time of purchase of maximum sales charge.

2   Assumes deduction at redemption of maximum deferred sales charge.

3   Please note that only years one through two in the One Year and Three Years examples reflects the effect of the manager's contractual fee waiver. The amounts for the third year assume that no fee waiver was continued.
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AFBA 5Star Science & Technology Fund

	1 Year 3	3 Years 3	5 Years 3	10 Years 3

Class A 1 Class B (assuming no redemption) Class B (assuming complete redemption at the end of the period) 2 Class C (assuming no redemption) Class C (assuming complete redemption at end of period) 2	$ 678 $ 211 $ 676 $ 211 $ 309	$2,069 $2,078 $2,403 $2,078 $2,078	$3,397 $3,781 $4,006 $3,781 $3,781	$6,464 $7,412 $7,412 $7,412 $7,412

1   Assumes deduction at time of purchase of maximum sales charge.

2   Assumes deduction at redemption of maximum deferred sales charge.

3   Please note that the contractual fee waiver through July 31, 2003 is reflected in the calculations of the 1 year expense example and the first year of the 3, 5 and 10 years expense examples. The amounts for the second through tenth years assume that no fee waiver was continued.

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AFBA 5Star Small Cap Fund

	1 Year 3	3 Years 3	5 Years 3	10 Years 3

Class A 1

Class B (assuming no redemption)

Class B (assuming complete redemption at the end of the period) 2

Class C (assuming no redemption)

Class C (assuming complete redemption at the end of period) 2	$ 678 $ 211 $ 676 $ 211 $ 309	$1,995 $2,024 $2,349 $2,101 $2,101	$3,265 $3,689 $3,914 $3,820 $3,820	$6,238 $7,277 $7,277 $7,469 $7,469

1   Assumes deduction at time of purchase of maximum sales charge.

2   Assumes deduction at redemption of maximum deferred sales charge.

3   Please note that the contractual fee waiver through July 31, 2003 is reflected in the calculations of the 1 year expense example and the first year of the 3, 5 and 10 years expense examples. The amounts for the second through tenth years assume that no fee waiver was continued.
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AFBA 5Star USA Global Fund

	1 Year 3	3 Years 3	5 Years 3	10 Years 3

Class A 1 Class B (assuming no redemption) Class B (assuming complete redemption at the end of the period) 2 Class C (assuming no redemption) Class C (assuming complete redemption at end of period) 2	$ 678 $ 211 $ 676 $ 211 $ 309	$ 1,046 $ 762 $ 1,087 $ 763 $ 763	$1,537 $1,448 $1,673 $1,451 $1,451	$2,885 $3,279 $3,279 $3,287 $3,287

1   Assumes deduction at time of purchase of maximum sales charge.

2   Assumes deduction at redemption of maximum deferred sales charge.

3   Please note that only years one through two in the One Year, Three Years, Five Years and Ten Years examples reflects the effect of the manager's contractual fee waiver. The amounts for the third through tenth years assume that no fee waiver was continued.

The above examples are for comparison purposes only and are not a representation of the Funds' actual expenses and returns, either past or future.

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Manager and Sub-Adviser

AFBA 5Star Investment Management Company (the "Manager"), a corporation organized under the laws of the Commonwealth of Virginia, acts as the Funds' investment and business manager and is a registered investment adviser under the Investment Advisers Act of 1940. Pursuant to the current Management Agreement for each of the Funds, the Manager is responsible for providing or obtaining investment management and related administrative services for the Funds. The sole business of the Manager is the management of the Funds, which currently have approximately $103 million in total assets. The Manager is a wholly-owned subsidiary of 5Star Financial Company and, ultimately, a wholly-owned subsidiary of Armed Forces Benefit Association ("AFBA"), which was organized in 1947 to provide low-cost life insurance for military families. As AFBA's eligibility criteria have expanded over the years, so has its services, which now include banking products, mutual funds, health insurance and financial services. Lt. General C.C. Blanton, USAF (Ret.), serves as the Chairman of the Manager's Board of Directors, as well as Chairman of the Board of Directors of the Funds.

The Manager employs at its own expense Kornitzer Capital Management, Inc. ("KCM") as sub-adviser to manage the assets of the Funds on a day-to-day basis. KCM is an independent investment advisory firm founded in 1989. Its experienced investment analysis and research staff serves a broad variety of individual, corporate and other institutional clients. The AFBA 5Star Funds are managed by a team of four individuals. John Kornitzer has over 29 years of investment experience. He served as investment manager at several Fortune 500 companies prior to founding Kornitzer Capital Management, Inc. in 1989. Kent Gasaway joined KCM in 1991 and is a Chartered Financial Analyst with 18 years of research and management experience. He holds a B.S. in Business Administration from Kansas State University. Mr. Gasaway is a member of the AFBA 5Star Small Cap investment team and works with both equity and fixed income portfolios. Mr. Gasaway is the lead portfolio manager of the AFBA 5Star Balanced Fund, AFBA 5Star Small Cap Fund and the AFBA 5Star High Yield Fund. Tom Laming joined KCM in 1993 and is an experienced aerospace engineer and research analyst. He holds a B.S. in Physics from the University of Kansas, an M.S. in Aeronautics and Astronautics from MIT, and an MBA from Indiana University. Mr. Laming is the lead manager for the AFBA 5Star USA Global Fund, the AFBA 5Star Large Cap Fund and the AFBA 5Star Science & Technology Fund. The AFBA 5Star Mid Cap Fund is managed by John Kornitzer, Kent Gasaway, Tom Laming and Bob Male in a team approach. Bob Male is a Chartered Financial Analyst with more than 10 years of investment research experience. Prior to joining KCM in 1997, Bob was an investment manager with USAA, San Antonio, TX, since 1992. He holds a B.S. in Business Administration from the University of Kansas and an MBA from Southern Methodist University. Mr. Male is also a member of the AFBA 5Star Small Cap Fund investment management team.

For its services, each Fund pays the Manager a fee at the annual rate of 0.80% of the Fund's average daily net assets. AFBA 5Star Investment Management Company has entered into contractual arrangements to waive fees and/or pay expenses of each Fund to the extent necessary to limit Total Fund Operating Expenses of Classes A, B and C Shares to no more than 1.08% of average annual net assets exclusive of Rule 12b-1 fees until March 26, 2004 for the AFBA 5Star Balanced, AFBA 5Star High Yield, AFBA 5Star Large Cap and AFBA 5Star USA Global Funds and until July 31, 2003 for the AFBA 5Star Mid Cap, AFBA 5Star Small Cap and AFBA 5Star Science & Technology Funds. Thereafter, the Manager may either renew or terminate this arrangement.

AFBA 5Star Investment Management Company is located at 909 N. Washington Street, Alexandria, VA 22314. Kornitzer Capital Management is located at 5420 W. 61st Place, Shawnee Mission, KS 66205.

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Financial Highlights

The financial highlights tables are intended to help you understand each Fund's financial performance since inception. Certain information reflects financial results for a single share of a Fund. The total returns in the tables represent the rate that an investor would have earned on an investment in a Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Funds' financial statements which have been audited by PricewaterhouseCoopers LLP for the years ended March 31, 2002 and 2001 and by Ernst & Young LLP for the year ended March 31, 2000 and are included in the annual report, which is available upon request.

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AFBA 5Star Balanced Fund

For the Period Ended March 31, 2002***
	Class A	Class B	Class C

Net asset value, beginning of period

    Income from investment operations:
      Net investment income
      Net gain on securities (both realized and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains

Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement and waivers**
Ratio of net investment income to average net assets before
   voluntary expense reimbursement and waivers**
Portfolio turnover rate

*   Total return not annualized for periods less than one full year.
**  Annualized for periods less than one full year.
***Sales of Class A, B, & C shares began September 24, 2001.	$ 9.60 0.13 1.85 1.98 (0.13) -- (0.13) $11.45 20.60% $ 0.04 1.33% 2.88% 1.87% 2.34% 17%	$ 9.60 0.13 1.81 1.94 (0.13) -- (0.13) $11.41 20.17% $ 0.01 2.08% 2.19% 3.17% 1.10% 17%	$ 9.60 0.13 1.81 1.94 (0.13) -- (0.13) $11.41 20.17% $ 0.01 2.08% 2.19% 3.17% 1.10% 17%

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AFBA 5Star Large Cap Fund (formerly, "AFBA 5Star Equity Fund")

For the Period Ended March 31, 2002***
Class A	Class B	Class C

Net asset value, beginning of period

    Income from investment operations:
      Net investment loss
      Net gain on securities (both realized and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains
      Return of capital

Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement and waivers**
Ratio of net investment income to average net assets before
   voluntary expense reimbursement and waivers**
Portfolio turnover rate

*   Total return not annualized for periods less than one full year.
**  Annualized for periods less than one full year.
***Sales of Class A, B, & C shares began September 24, 2001.

$10.53 (0.02) 2.48 2.46 -- -- -- -- $12.99 23.36% $ 0.07 1.33% (0.49%) 2.97% (2.13%) 11%	$10.53 (0.06) 2.46 2.40 -- -- -- -- $12.93 22.79% $ 0.02 2.08% (1.24%) 3.94% (3.10%) 11%	$10.53 (0.08) 2.48 2.40 -- -- -- -- $12.93 22.79% $ 0.01 2.08% (1.20%) 3.95% (3.07%) 11%

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AFBA 5Star High Yield Fund

For the Period Ended March 31, 2002***
Class A	Class B	Class C

Net asset value, beginning of period

    Income from investment operations:
      Net investment income
      Net gain on securities (both realized and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains
      Return of capital

Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement and waivers**
Ratio of net investment income to average net assets before
   voluntary expense reimbursement and waivers**
Portfolio turnover rate

*   Total return not annualized for periods less than one full year.
**  Annualized for periods less than one full year.
***Sales of Class A, B, & C shares began September 24, 2001.

$ 8.55 0.24 0.16 0.40 (0.24) (0.01) (0.02) (0.27) $ 8.68 4.64% $ 0.11 1.33% 8.39% 4.71% 5.01% 34%	$ 8.55 0.29 0.07 0.36 (0.29) (0.01) (0.07) (0.37) $ 8.54 4.29% $ 0.02 2.07% 7.91% 5.84% 4.14% 34%	$ 8.55 0.35 0.01 0.36 (0.35) (0.01) (0.07) (0.43) $ 8.48 4.29% $ 0.01 2.08% 7.82% 5.89% 4.01% 34%

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AFBA 5Star Science & Technology Fund

For the Period Ended March 31, 2002***
	Class A	Class B	Class C

Net asset value, beginning of period

    Income from investment operations:
      Net investment income
      Net gain on securities (both realized and unrealized)

   Total from investment operations

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment loss to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement and waivers**
Ratio of net investment loss to average net assets before
   voluntary expense reimbursement and waivers**
Portfolio turnover rate

*   Total return not annualized for periods less than one full year.
**  Annualized for periods less than one full year.
***Sales of Class A, B, & C shares began October 12, 2001.	$10.00 (0.03) 1.40 1.37 $11.37 13.70% $ 0.02 1.33% (0.96%) 7.26% (6.89%) 5%	$10.00 (0.09) 1.42 1.33 $11.33 13.30% $ 0.01 2.08% (1.71%) 9.49% (9.12%) 5%	$10.00 (0.09) 1.42 1.33 $11.33 13.30% $ 0.01 2.08% (1.71%) 9.49% (9.12%) 5%

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AFBA 5Star Small Cap Fund

For the Period Ended March 31, 2002***
	Class A	Class B	Class C

Net asset value, beginning of period

    Income from investment operations:
      Net investment income
      Net gain on securities (both realized and unrealized)

   Total from investment operations

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment loss to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement and waivers**
Ratio of net investment loss to average net assets before
   voluntary expense reimbursement and waivers**
Portfolio turnover rate

*   Total return not annualized for periods less than one full year.
**  Annualized for periods less than one full year.
***Sales of Class A, B, & C shares began October 15, 2001.	$10.00 (0.02) 2.62 2.60 $12.60 26.00% $ 0.24 1.33% (0.93%) 6.85% (6.45%) 0%	$10.00 (0.03) 2.59 2.56 $12.56 25.60% $ 0.05 2.08% (1.60%) 9.19% (8.71%) 0%	$10.00 (0.01) 2.57 2.56 $12.56 25.60% $ 0.16 2.08% (1.70%) 9.62% (9.24%) 0%

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AFBA 5Star USA Global Fund

For the Period Ended March 31, 2002***
Class A	Class B	Class C

Net asset value, beginning of period

    Income from investment operations:
      Net investment loss
      Net gain on securities (both realized and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains
      Return of capital

Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement and waivers**
Ratio of net investment income to average net assets before
   voluntary expense reimbursement and waivers**
Portfolio turnover rate

*   Total return not annualized for periods less than one full year.
**  Annualized for periods less than one full year.
***Sales of Class A, B, & C shares began September 24, 2001.

$11.07 (0.02) 3.17 3.15 -- -- -- -- $14.22 28.46% $ 0.16 1.33% (0.86%) 2.29% (1.82%) 13%	$11.07 (0.10) 3.20 3.10 -- -- -- -- $14.17 28.00% $ 0.01 2.08% (1.46%) 3.12% (2.50%) 13%	$11.07 (0.09) 3.18 3.09 -- -- -- -- $14.16 27.91% $ 0.01 2.08% (1.46%) 3.13% (2.51%) 13%

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Selecting the Correct Class of Shares

Class A Shares Front End Sales Load

This prospectus offers Class A, Class B and Class C shares of each Fund. Each class has its own cost structure, allowing you to choose the one that best meets your requirements and current expectations. Your financial consultant can help you decide which class is best for you. For estimated expenses of each class, see the table under "Fees and Expenses" earlier in this prospectus.

If you purchase Class A shares, you will incur a sales charge at the time of purchase (a "front-end load") based on the dollar amount of your purchase and an ongoing shareholder service fee of 0.25% of average net assets. The maximum initial sales charge is 5.50%, which is reduced for purchases of $50,000 and more. Sales charges also may be reduced by using the accumulation privilege described under "Sales Charge Reduction and Waivers." Class A shares will not be subject to any contingent deferred sales charge (CDSC or "back-end load") when they are redeemed. There are no front-end loads imposed on reinvested dividends or other distributions. Class A shares also will be issued upon conversion of Class B Shares, as described below under "Class B Shares." The minimum initial investment in Class A shares is $500.

Part of the front-end sales charge is paid directly to the selling broker-dealer (the "dealer reallowance"). The remainder is retained by the distributor and may by used either to promote the sale of the Fund's shares or to compensate the distributor for its efforts to sell the shares of the Fund.

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AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
AFBA 5Star Mid Cap Fund
AFBA 5Star Small Cap Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star USA Global Fund

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Your Investment	As a Percentage of Offering Price	As a Percentage of Your Investment

$50,000 and less	5.50%	5.82%
$50,000 up to $150,000	4.50%	4.71%
$150,000 up to $250,000	3.50%	3.63%
$250,000 up to $500,000	2.50%	2.56%
$500,000 up to $1,000,000	2.00%	2.04%
Over $1,000,000	0.00%	0.00%

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AFBA 5Star High Yield Fund

Your Investment	As a Percentage of Offering Price	As a Percentage of Your Investment

$50,000 and less	3.75%	3.90%
$50,000 up to $150,000	3.00%	3.09%
$150,000 up to $250,000	2.25%	2.30%
$250,000 up to $500,000	1.50%	1.52%
$500,000 up to $1,000,000	1.00%	1.01%
Over $1,000,000	0.00%	0.00%

Class B Shares Back End Sales Load	If you purchase Class B shares, you will not incur a sales charge at the time of purchase. However, Class B shares are subject to ongoing Rule 12b-1 fees of 1.00% of average daily net assets. This fee is broken down into an ongoing Rule 12b-1 distribution fee of 0.75% of average net assets and an ongoing shareholder service fee of 0.25% of average net assets. Class B shares are subject to a CDSC if you redeem them prior to the seventh year after purchase. At the end of the seventh year after purchase, Class B shares will automatically convert into Class A shares of the respective Fund, which are not subject to the Rule 12b-1 distribution fee of 0.75%. Automatic conversion of Class B shares into Class A shares will occur at least once a month on the basis of the relative net asset values of the shares of the two classes on the conversion date, without the imposition of any sales load, fee or other charge. Conversion of Class B shares to Class A shares will not be deemed a purchase or sale of the shares for federal income tax purposes. There is no CDSC imposed on Class B shares purchased through reinvestment of dividends and other distributions and such shares will convert automatically to Class A shares based on the portion of purchased shares that convert. The minimum initial investment in Class B shares is $500.
 Class C Shares Pay As You Go CDSC or "Contingent Deferred Sales Charge"

If you purchase Class C shares, you do not incur a sales charge at the time of purchase. However, Class C shares are subject to ongoing Rule 12b-1 fees of 1.00% of average daily net assets. This fee is broken down into an ongoing Rule 12b-1 distribution fee of 0.75% of average net assets and an ongoing shareholder service fee of 0.25% of average net assets. Class C shares also are subject to a 1.00% CDSC if you redeem them within 12 months of purchase. Although Class C shares are subject to a CDSC for only 12 months (as compared to six years of Class B), Class C shares have no conversion feature. Accordingly, if you purchase Class C shares, those shares will be subject to the 0.75% distribution fee and the 0.25% shareholder service fee for as long as you own your Class C shares. The minimum initial investment in Class C shares is $500.

You may be subject to a CDSC upon redemption of your Class B and Class C shares under the following conditions.

• Class B Shares

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AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
AFBA 5Star Mid Cap Fund
AFBA 5Star Small Cap Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star USA Global Fund

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Years After Purchase	CDSC on Shares Being Redeemed

1st year	4.75%
2nd year	4.25%
3rd year	3.25%
4th year	2.25%
5th year	2.25%
6th year	1.25%
7th year	0.50%
After the 7th year	None

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AFBA 5Star High Yield Fund

Years After Purchase	CDSC on Shares Being Redeemed

1st year	4.00%
2nd year	3.00%
3rd year	3.00%
4th year	2.00%
5th year	2.00%
6th year	2.00%
7th year	1.00%
After the 7th year	None

Class B shares will be automatically converted to Class A shares at the end of the seventh year after purchase.
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• Class C Shares

If you redeem Class C shares within 12 months of purchase, you will be charged a CDSC of 1.00%. There is no CDSC imposed on Class C shares acquired through reinvestment of dividends or capital gains.

The CDSC on redemptions of all classes of shares is computed based on the original purchase price of the shares being redeemed, net of reinvested dividends and capital gains distributions. CDSC calculations are based on the specific shares involved, not the value of the account. To keep your CDSC as low as possible, each time you place a request to sell shares, we will first sell any shares in your account that are not subject to a CDSC. If there are not enough of these shares to meet your request, we will sell your shares on a first-in, first-out basis. Your financial consultant or institution may elect to waive some or all of the payment, thereby reducing or eliminating the otherwise applicable CDSC.

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Sales Charge Reductions and Waivers	Reducing Sales Charges on Your Class A Shares. There are several ways you can combine multiple purchases of Class A shares to take advantage of the breakpoints in the sales charge schedule. These can be combined in any manner:
  Accumulation privilege — lets you add the value of any Class A shares you and your immediate family already own to the amount of your next investment for purposes of calculating sales charges.

  Letter of Intent — lets you purchase Class A shares over a 13-month period and receive the same sales charge as if all shares had been purchased at once. See the Statement of Additional Information for terms and conditions.

To use these privileges, discuss your eligibility with your financial consultant.

CDSC Waivers. In general, the CDSC may be waived on shares you sell for the following reasons:

  Payments through certain systematic retirement plans and other employee benefit plans

  Qualifying distributions from qualified retirement plans and other employee benefit plans

  Distributions from custodial accounts under section 403(b)(7) of the Internal Revenue Code as well as from Individual Retirement Accounts (IRAs) due to death, disability or attainment of age 70 1/2.

  Participation in certain fee-based programs

To use any of these waivers, contact your financial consultant.

Net Asset Value Purchases.  Class A shares may be sold at net asset value, with only a minimum initial investment, to:

  Clients of financial consultants who exchange their shares from an unaffiliated investment company that has a comparable sales charge, provided that such shares are purchased within 60 days of the redemption and the exchange is effected through the same financial consultant;

  Trustees or other fiduciaries purchasing shares for certain retirement plans of organizations with 50 or more eligible employees and employer-sponsored benefit plans in connection with purchases of Fund shares made as a result of participant-directed exchanges between options in such a plan;

  Investment advisers, financial planners and certain financial institutions that place trades for their own accounts or the accounts of their clients either individually or through a master account and who charge a management, consulting or other fee for their services;

  "Wrap accounts" for the benefit of clients of broker-dealers, financial institutions or financial planners having sales or service agreements with the distributor or another broker-dealer or financial institution with respect to sales of Fund shares;

  Current or retired trustees, officers and employees of AFBA 5Star Fund, Inc., the distributor, the transfer agent, the adviser and its members, certain family members of the above persons, and trusts or plans primarily for such persons or their family members;

  Current or retired registered representatives or full-time employees and their spouses and minor children and plans of broker-dealers or other institutions that have selling agreements with the distributor; and

  Such other persons as are determined by the adviser or distributor to have acquired shares under circumstances where a Fund has not incurred any sales expense.

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How to Purchase Shares

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How to Buy Shares (see chart on page 35 for details) By phone, mail or wire Through Automatic Monthly Investments
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Minimum Initial Investment	Class A	Class B	Class C
Regular Account	$500	$500	$500
Account With Automatic Monthly Investment Plan	$100	$100	$100
IRA and Uniform Transfer (Gift) to Minors Accounts	$250	$250	$250

Minimum Additional Investment	Class A	Class B	Class C
By Mail	$100	$100	$100
By Telephone (ACH)	$100	$100	$100
By Wire	$500	$500	$500
Account With Automatic Monthly Investment Plan	$50	$50	$50

Minimum Account Size
You must maintain a minimum account value equal to the current minimum initial investment. If your account falls below this amount due to redemptions (not market action) we may ask you to increase the account to the minimum. If you do not bring the account up to the minimum within 60 days after we contact you, we will close the account and send your money to you.

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Investors may be charged a fee if they effect transactions in the Fund through a broker or agent. The Fund has authorized certain brokers to receive on its behalf purchase and redemption orders. Such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized broker, or, if applicable, a broker's authorized designee, receives the order. Customer orders will be priced at the Fund's Net Asset Value next computed after they are received by an authorized broker or the broker's authorized designee.
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How to Redeem Shares

You may withdraw from your account at any time in the following amounts:

  any amount for redemptions requested by mail, phone or telegraph
  $1,000 or more for redemptions wired to your account ($10 fee)
  $50 or more for redemptions by a systematic redemption plan (there may be a fee)
  $100 or more for redemptions by automatic monthly exchange to another fund
  $100 or more via ACH; there is no fee but proceeds may take 4 days to reach your account

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Shareholder Services

The following services are also available to Class A, Class B and Class C shareholders. Please call your financial consultant or the Fund at 1-800-243-9865.

  Uniform Transfers (Gifts) to Minors accounts
  Accounts for corporations or partnerships
  Sub-Accounting Services for Keogh, tax qualified retirement plans, and others
  Prototype Retirement Plans for the self-employed, partnerships and corporations
  Traditional IRA accounts
  Roth IRA accounts
  Coverdell Education Savings Accounts (formerly Education IRA)
  Simplified Employee Pensions (SEPs)
  Savings Incentive Match Plan for Employees (SIMPLE Plan)

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How Share Price is Determined

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Shares of each Fund are purchased or redeemed at its net asset value per share next calculated after your purchase order and payment or redemption order is received by the Fund. In the case of certain institutions that have made satisfactory payment or redemption arrangements with the Funds, orders may be processed at the net asset value per share next effective after receipt by that institution.

The net asset value is calculated by subtracting from each Fund's total assets any liabilities and then dividing into this amount the total outstanding shares as of the date of the calculation. The net asset value per share is computed once daily, Monday through Friday, at 4:00 p.m. (Eastern Time) on days when the Funds are open for business (generally the same days that the New York Stock Exchange is open for trading). The Funds are generally closed on weekends, national holidays and Good Friday.

Equity securities owned by the Fund are valued using the closing price or the last sale price on that Exchange or in the principal over-the-counter market where they are traded. Where the security is listed on more than one Exchange, the Fund will use the price of that Exchange which it generally considers to be the principal Exchange on which the security is traded. If the last sale price is unavailable, the security is valued at the mean between the last bid and asked prices. Debt securities held by the Fund for which market quotations are readily available are valued at the mean between the last bid and asked prices. Short-term debt investments having maturities of 60 days or less are amortized to maturity based on their cost. If market quotations are not readily available, any security or other asset is valued at its fair value as determined in good faith by the Manager under procedures adopted by the Fund's Board of Directors.

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Distributions and Taxes

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The AFBA 5Star Balanced Fund and the AFBA 5Star High Yield Fund pay distributions from net investment income quarterly, usually in April, June, September and December. The AFBA 5Star Large Cap Fund, the AFBA 5Star Mid Cap Fund, the AFBA 5Star Science & Technology Fund, the AFBA 5Star Small Cap Fund and the AFBA 5Star USA Global Fund pay distributions from net investment income semi-annually, usually in June and December. Distributions from net capital gains realized on the sale of securities will be declared by the AFBA 5Star Balanced Fund annually on or before December 31 and by the AFBA 5Star Large Cap Fund, AFBA 5Star Mid Cap Fund, AFBA 5Star Science & Technology Fund, AFBA 5Star Small Cap Fund, AFBA 5Star High Yield Fund and AFBA 5Star USA Global Fund semi-annually, usually in June and December. Your distributions will be reinvested automatically in additional shares of a Fund, unless you have elected on your original application, or by written instructions filed with the Funds, to have them paid in cash. We automatically reinvest all dividends under $10.00 in additional shares of a Fund. There are no fees or sales charges on reinvestments.

Tax Considerations – On June 7, 2001, President Bush signed into law the Economic Growth and Tax Relief Reconciliation Act of 2001 (the "Act"), which includes provisions that significantly reduce individual federal income tax rates and provide additional savings incentives for individuals generally by increasing the maximum annual contribution limits applicable to retirement and education savings programs. You should contact your personal tax advisor if you have questions about how this Act will affect your investment in a Fund.

In general, if you are a taxable investor, distributions from a Fund are taxable to you as either ordinary income or capital gains. This is true whether you reinvest your distributions in additional shares of a Fund or receive them in cash. Any capital gains a Fund distributes are taxable as long-term capital gains no matter how long you have owned your shares. If you invest in a Fund shortly before it makes a distribution, you may receive some of your investment back in the form of a taxable distribution.

When you redeem your shares of a Fund, you may realize a capital gain or loss. For tax purposes, an exchange of your Fund shares for shares of a different AFBA 5Star Fund is the same as a redemption. The individual tax rate on any gain from the redemptions of your shares depends on how long you have held your shares.
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Fund distributions and gains from the redemption of your shares will generally be subject to state and local taxes. Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in a Fund.

Backup Withholding. By law, the Funds must withhold a portion of your taxable distributions and redemption proceeds unless you provide your correct social security or taxpayer identification number, certify that this number is correct, certify that you are not subject to backup withholding, and certify that you are a U.S. person (including a U.S. resident alien). The Funds also must withhold if the IRS instructs them to do so. When withholding is required, the amount will be 30.5% of our taxable distributions or redemption proceeds for calendar year 2001 after August 6, 2001, 30% for calendar years 2002 and 2003, 29% for calendar years 2004 and 2005, and 28% for calendar years 2006 through 2010.

Every January, you will receive a statement that shows the tax status of distributions you received for the previous year. Distributions declared in December but paid in January are taxable as if they were paid in December.

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Additional Policies About Transactions

We cannot process transaction requests that are not completed properly as described in this section. We may cancel or change our transaction policies without notice. To avoid delays, please call us if you have any questions about these policies.

Purchases — We may reject orders when not accompanied by payment or when in the best interest of the Funds and their shareholders.

Redemptions — We try to send proceeds as soon as practical. In any event, we send proceeds by the third business day after we receive a properly completed request. We cannot accept requests that contain special conditions or effective dates. We may request additional documentation to ensure that a request is genuine. Under certain circumstances, we may pay you proceeds in the form of portfolio securities owned by the Fund being redeemed. If you receive securities instead of cash, you will incur brokerage costs when converting into cash, and will bear market exposure until such conversion.

If you request a redemption within 15 days of purchase, we will delay sending your proceeds until we have collected unconditional payment, which may take up to 15 days from the date of purchase. For your protection, if your account address has been changed within the last 30 days, your redemption request must be in writing and signed by each account owner, with signature guarantees. The right to redeem shares may be temporarily suspended in emergency situations only as permitted under federal law.

Internet Account Access – For your convenience the Funds offer Internet Account Access so that you may access your account online, 24 hours a day, 7 days a week. You may review your account balance, purchase or redeem Fund shares (online redemptions are not available for IRA accounts), or make exchanges between different 5Star Funds. Please note that there is a one business day delay in the effective date of purchases placed over the Internet.

To register for Internet Account Access, please call the Funds (toll-free) at (888) 578-2733. Shareholders who have registered for this service may access their account by visiting the AFBA 5Star Funds' website at www.afbafunds.com.

Transactions through Brokers or Agents — Investors may be charged a fee if they effect transactions in a Fund through a broker or agent. AFBA 5Star Fund, Inc. (the "Company") has authorized certain brokers to receive on its behalf purchase and redemption orders. Such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Company's behalf. The Company will be deemed to have received a purchase or redemption order when an authorized broker, or, if applicable, a broker's authorized designee, receives the order. Customer orders will be priced at each Fund's Net Asset Value next computed after they are received by an authorized broker or the broker's authorized designee.

Market Timers — The Funds may refuse to sell shares to market timers. You will be considered a market timer if you (i) request a redemption of Fund shares within two weeks of an earlier purchase request, (ii) make investments of large amounts of $1 million or more followed by a redemption request in close proximity to the purchase or (iii) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for these purposes.

Signature Guarantees — The Funds require a medallion signature guarantee on any written redemption over $25,000 (but may require additional documentation or a medallion signature guarantee on any redemption request to help protect against fraud), the redemption of corporate, partnership or fiduciary accounts, or for certain types of transfer requests or account registration changes. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which is participating in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and New York Stock Exchange, Inc. Medallion Signature Program (NYSE MSP). Please call (888) 578-2733 for information on obtaining a signature guarantee.

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Corporations, Trusts and Other Entities – Additional documentation is normally required for corporations, fiduciaries and others who hold shares in a representative or nominee capacity. We cannot process your request until we have all documents in the form required. Please call us first to avoid delays.

Exchanges to Another AFBA 5Star Fund — You must meet the minimum investment requirement of the AFBA 5Star Fund you are exchanging into. The names and registrations on the two accounts must be identical. Your shares must have been held in an open account for 15 days or more and we must have received good payment before we will exchange shares. You should review the prospectus of the Fund being purchased. Call us for a free copy.

Telephone Services — During periods of increased market activity, you may have difficulty reaching us by telephone. If this happens, contact us by mail. We may refuse a telephone request including a telephone redemption request. We will use reasonable procedures to confirm that telephone instructions are genuine. If such procedures are followed and we reasonably believe the instructions are genuine, the Funds are not liable for losses due to unauthorized or fraudulent instructions. At our option, we may limit the frequency or the amount of telephone redemption requests. Neither the Funds nor PFPC Inc., the Funds' transfer agent, assumes responsibility for the authenticity of telephone redemption requests.

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Distribution and Service Arrangements

How Can Your Financial Consultant Help You?

Rule 12b-1 Fees:  12b-1 fees,
charged by some funds, are deducted
from fund assets to pay for marketing
and advertising expenses or, more
commonly, to compensate sales
professionals for selling fund shares.

The Distributor, PFPC Distributors, Inc., manages the Funds' distribution efforts and enters into agreements with financial consultants to sell fund shares.

Your financial consultant is familiar with the Funds and with Kornitzer Capital Management. He or she can answer any questions you may have now, or in the future, about how each Fund operates, which class of shares is most appropriate for you and how the Kornitzer investment style works and has performed for other investors. Your financial consultant can be a valuable and knowledgeable resource.

Each Fund has a distribution plan under Rule 12b-1 that allows the Fund to pay a fee to the distributor or others for facilitating the sale and distribution of its shares. Because these fees are paid out of a Fund's assets on an ongoing basis, over time these fees indirectly will increase the cost of your investment and may cost you more than paying other types of sales charges.

Rule 12b-1 permits a fund directly or indirectly to pay expenses associated with the distribution of its shares and the servicing of its shareholders in accordance with a plan adopted by the fund's board of directors. Pursuant to the Rule, the Board has adopted separate distribution plans for the Class B and Class C shares. Under the Distribution Plans, the Funds will pay distribution fees to the distributor at a maximum annual rate of 0.75% of their aggregate average daily net assets attributable to its Class B and Class C shares.

Each Distribution Plan provides that the distributor may use the distribution fees received from a class of shares to pay for the distribution and shareholder servicing expenses of that class, including, but not limited to (i) incentive compensation paid to the directors, officers and employees of, agents for and consultants to, the distributor or any other broker-dealer or financial institution that engages in the distribution of that class; and (ii) compensation to broker-dealers, financial institutions or other persons for providing distribution assistance with respect to that class. Distribution fees may also be used for (i) marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising for that class; (ii) costs of printing and distributing prospectuses, Statements of Additional Information and reports of the Funds to prospective investors in that class; (iii) costs involved in preparing, printing and distributing sales literature pertaining to the Funds and that class; and (iv) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Funds may, from time to time, deem advisable with respect to the distribution of that class. Distribution fees are accrued daily and paid monthly, and are charged as expenses of, respectively, Class B and Class C shares as accrued.

The distribution fees applicable to the Class B and Class C shares are designed to permit you to purchase Class B and Class C shares through broker-dealers without the assessment of a front-end sales charge.

Shareholder Service Fees	The Board has also adopted a shareholder service plan pursuant to Rule 12b-1 authorizing the Funds to pay service providers an annual fee not exceeding 0.25% for Class A, Class B and Class C shares of a Fund's average daily net assets of each class of shares, to compensate service providers who maintain a service relationship. Service activities provided under this plan include (a) establishing and maintaining shareholder accounts and records, (b) answering shareholder inquiries, (c) assisting in share purchases and redemptions, (d) providing statements and reports to shareholders, and (e) providing other related services requested by shareholders.

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Conducting Business with the AFBA 5Star Fund

BY PHONE
1-888-578-2733

You must authorize each type of telephone transaction on your account application or the appropriate form, available from us. All account owners must sign. When you call, we may request personal identification and we may record the call.

HOW TO OPEN AN ACCOUNT
If you already have an account with us and you have authorized telephone exchanges, you may call to open an account in another AFBA 5Star Fund by exchange ($500 minimum). The names and registrations on the accounts must be identical.

HOW TO ADD TO AN ACCOUNT
You may make investments ($100 minimum) by telephone. After we have received your telephone call, we will deduct from your checking account the cost of the shares.

Availability of this service is subject to approval by the Funds and participating banks.

BY MAIL
Initial Purchases and all Redemptions:
AFBA 5Star Fund, Inc.
c/o PFPC Inc.
P.O. Box 61503
King of Prussia, PA 19406

Overnight Address for All Transactions:
AFBA 5Star Fund, Inc.
c/o PFPC Inc.
211 South Gulph Road
King of Prussia, PA 19406

Subsequent Purchases:
c/o PFPC Inc.
P.O. Box 61503
King of Prussia, PA 19406

	Complete and sign the application which accompanies this Prospectus. Your initial investment must meet the minimum amount. Make your check payable to AFBA 5Star Fund, Inc.	Make your check ($100 minimum) payable to AFBA 5Star Fund, Inc. and mail it to us. Always identify your account number or include the detachable reminder stub (from your confirmation statement).
BY WIRE Boston Safe Deposit & Trust ABA #011001234 Credit: "Name of specific AFBA 5Star Fund" DDA: 021458 FBO: "Shareholder name and new account number"

Call us first to get an account number. We will require information such as your Social Security or Taxpayer Identification Number, the amount being wired ($500 minimum), and the name and telephone number of the wiring bank. Then tell your bank to wire the amount. You must send us a completed application as soon as possible or payment of your redemption proceeds will be delayed.

Wire share purchases ($500 minimum) should include the names of each account owner, your account number and the AFBA 5Star Fund in which you are purchasing shares. You should notify us by telephone that you have sent a wire purchase order to Boston Safe Deposit & Trust.


THROUGH AUTOMATIC
TRANSACTION PLANS
You must authorize each type of automatic transaction on your account application or complete an authorization form, available from us upon request. All registered owners must sign.

Not applicable.

You may authorize automatic monthly investments in a constant dollar amount ($50 minimum) from your checking account. We will draft your checking account on the same day each month in the amount you authorize.


HOW TO SELL SHARES
You may redeem shares by telephone ($100,000 maximum) if, when you opened your account, you authorized the telephone redemption privilege. If you have not authorized telephone redemptions and wish to do so, please call 1-888-578-2733 for instructions and the appropriate form.

In a letter, include the genuine signature of each registered owner (exactly as registered), the name of each account owner, the account number and the number of shares or the dollar amount to be redeemed. Written redemption request for $25,000 or more require a medallion signature guarantee. We will send funds only to the address of record.

Redemption proceeds ($1,000 minimum) may be wired to your pre-identified bank account. A $10 fee is deducted. If we receive your written request before 4:00 P.M. (Eastern Time) we will normally wire funds the following business day. If we receive your written request after 4:00 P.M. (Eastern Time), we will normally wire funds on the second business day. Contact your bank about the time of receipt and availability.

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HOW TO EXCHANGE SHARES
You may exchange shares ($100 minimum or the initial minimum fund requirement) for shares in another AFBA 5Star Fund. The shares being exchanged must have been held in open account for 15 days or more.

In a letter, include the genuine signature of each registered owner, the account number, the number of shares or dollar amount to be exchanged ($100 minimum) and the AFBA 5Star Money Market or AFBA 5Star Fund into which the amount is being transferred.

Not applicable.

Systematic Redemption Plan:
You may specify a dollar amount ($50 minimum) to be withdrawn monthly or quarterly or have your shares redeemed at a rate calculated to exhaust the account at the end of a specified period. A fee of $1.50 or less may be charged for each withdrawal. You must own shares in an open account valued at $10,000 when you first authorize the systematic redemption plan. You may cancel or change your plan or redeem all your shares at any time. We will continue withdrawals until your shares are gone or until the Fund or you cancel the plan.

Monthly Exchanges:
You may authorize monthly exchanges from your account ($50 minimum) to another AFBA 5Star Fund. Exchanges will be continued until all shares have been exchanged or until you terminate the service.


AFBA 5Star Fund, Inc. SM

AFBA 5Star Balanced Fund

AFBA 5Star Large Cap Fund
(formerly, "AFBA 5Star Equity Fund")

AFBA 5Star High Yield Fund

AFBA 5Star Mid Cap Fund

AFBA 5Star Science & Technology Fund

AFBA 5Star Small Cap Fund

AFBA 5Star USA Global Fund

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Additional Information

A Statement of Additional Information (SAI) contains additional information about the Funds and is incorporated by reference into this Prospectus. The Fund's annual and semi-annual reports to shareholders contain additional information about the Fund's investments. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

You may obtain a free copy of these documents by calling or writing the Fund as shown below. You also may call the toll free number given below to request other information about the Fund and to make shareholder inquiries.

You may review and copy the SAI and other information about the Funds by visiting the Securities and Exchange Commission's Public Reference Room in Washington, DC. You can obtain information about the Public Reference Room by calling the SEC at (202) 942-8090. Reports and other information about the Funds are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information also may be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing to the Public Reference Section of the Commission, Washington, DC 20549-0102.

AFBA
5Star
Fund, Inc.SM

AFBA 5Star Investment Management Company
909 N. Washington Street
Alexandria, Virginia 22314
1-800-243-9865
www.afbafunds.com

Shareholder Inquiries 1-888-578-2733  A12-PROA02 BB10109 	Investment Company Act file numbers 333-20637 811-8035

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Prospectus dated July 31, 2002

AFBA 5Star Fund, Inc.

AFBA 5Star Balanced Fund

AFBA 5Star Large Cap Fund
(formerly, "AFBA 5Star Equity Fund")

AFBA 5Star High Yield Fund

AFBA 5Star Mid Cap Fund

AFBA 5Star Science & Technology Fund

AFBA 5Star Small Cap Fund

AFBA 5Star USA Global Fund

Institutional Series

Class I Shares

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Shares of the Fund have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

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Prospectus dated  July 31, 2002

AFBA 5Star Fund, Inc.

MANAGER:
AFBA 5STAR INVESTMENT MANAGEMENT COMPANY

SUB-ADVISER:
KORNITZER CAPITAL MANAGEMENT, INC.

DISTRIBUTED BY:
PFPC DISTRIBUTORS, INC.

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Table of Contents
Page

Information About the Funds

Investment Objectives and Principal Investment Strategies

Principal Risk Factors

Past Performance

Fees and Expenses

Manager and Sub-Adviser

Financial Highlights

Information About Investing

How to Purchase Shares

How to Redeem Shares

Shareholder Services

How Share Price is Determined

Distributions and Taxes

Additional Policies About Transactions

Conducting Business with AFBA 5Star Funds

2 4 6 11 12 14 21 21 22 22 22 23 25

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Investment Objectives and Principal Investment Strategies

The investment objectives and the manner in which the AFBA 5Star Funds will pursue their objectives are as follows:
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  AFBA 5Star Balanced Fund — seeks long-term capital growth and high current income by investing in common stocks, convertible bonds and convertible preferred stocks and corporate fixed income securities, many of which can be high-yielding, high risk securities..

  AFBA 5Star Large Cap Fund (formerly, the "AFBA 5Star Equity Fund") — seeks long-term capital growth by investing at least 80% of its assets in common stocks of large capitalization or "large cap" companies most of which are listed on the New York Stock Exchange.

  AFBA 5Star High Yield Fund – seeks high current income with long-term capital growth as a secondary objective by investing at least 80% of its assets in high yielding, high risk fixed income securities.

  AFBA 5Star Mid Cap Fund – seeks long-term capital growth by investing at least 80% of its assets in equity securities (common stocks, convertibles and warrants) issued by medium-sized or "mid cap" companies. The Fund considers a company to be a mid cap company if it has a market capitalization between $1.5 billion and $10 billion at the time of purchase.

  AFBA 5Star Science & Technology Fund – seeks long-term capital growth. To pursue its investment objective, the Fund invests at least 80% of its total assets in common stocks and other equity securities (including convertibles and warrants) of companies expected to benefit from the development, advancement, and use of science and technology.

  AFBA 5Star Small Cap Fund – seeks long-term capital growth by investing at least 80% of its assets in equity securities issued by small capitalization companies. The Fund considers a company to be a small cap company if it has a market capitalization of less than $2 billion at the time of purchase.

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Market Capitalization: How much a company is considered to be worth. It equals the number of outstanding shares times the share price.
  AFBA 5Star USA Global Fund – seeks long-term capital growth by investing in common stocks of companies based in the United States that receive greater than 40% of their revenues or income from global sales and operations. The international operations of these U.S. based companies will provide investors with exposure to at least three foreign countries.

Each Fund's principal investment strategies used are described below:

  AFBA 5Star Balanced Fund invests in a combination of common stocks, high yield, high risk corporate bonds and high yield, high risk convertible securities. The allocation of assets invested in each type of security is designed to balance yield income and long-term capital appreciation with reduced volatility of returns. The Fund expects to change its allocation mix over time based on the sub-adviser's view of economic conditions and underlying security values. Usually, the sub-adviser will invest at least 25% of the Fund's assets in equity securities and at least 25% in fixed-income securities.

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  AFBA 5Star Large Cap Fund (formerly, "AFBA 5Star Equity Fund") invests in large cap companies that meet specific cash flow criteria and/or are expected to benefit from long-term industry and technological trends that are likely to positively impact company performance. The Fund considers a company to be a large cap company if it has a market capitalization of $10 billion or greater at the time of purchase. The cash flow criteria used by the sub-adviser focuses on consistency and predictability of cash generation.

  Separately, long-term trends are identified with the purpose of investing in companies that should have favorable operating environments over the next three to five years. The final stock selection process includes: 1) ongoing fundamental analysis of industries and the economic cycle; 2) analysis of company-specific factors such as product cycles, management, etc.; and 3) rigorous valuation analysis. (The Fund changed its name from AFBA 5Star Equity Fund to AFBA 5Star Large Cap Fund effective July 31, 2002.)
  AFBA 5Star High Yield Fund uses extensive fundamental research to identify potential fixed income investment opportunities among higher risk, higher yielding securities. Emphasis is placed on relative value and good corporate management. Specifically, the sub-adviser may look at a number of past, present and estimated factors such as: 1) financial strength of the issuer; 2) cash flow; 3) management; 4) borrowing requirements; and 5) responsiveness to changes in interest rates and business conditions.

  AFBA 5Star Mid Cap Fund identifies long-term trends with the aim of investing in mid cap companies that the sub-adviser believes have favorable operating environments during the three to five years after purchase. The Fund considers a company to be a mid cap company if it has a market capitalization between $1.5 billion and $10 billion at the time of purchase. The sub-adviser then selects securities based on: 1) fundamental analysis of industries and the economic cycle; 2) company-specific analysis such as product cycles, management, etc.; and 3) rigorous valuation analysis.

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  AFBA 5Star Science & Technology Fund selects stocks that the sub-adviser believes have prospects for above average earnings based on intensive fundamental research, as well as companies with long-term growth potential. Portfolio holdings can range from small companies that are developing new technologies to blue chip firms with established track records of developing, producing or distributing products and services in the science and technology industries. The Fund may also invest in companies that are likely to benefit from technological advances even if those companies are not directly involved in the specific research and development. The Fund focuses on technology companies which, in the sub-adviser's opinion, have sustainable long-term business models, as well as companies that are likely to benefit from long-term trends identified by the sub-adviser. Some of the industries likely to be represented in the Fund's portfolio are:

  • Electronics, including hardware, software and components;
  • Communications;
  • E-commerce;
  • Information;
  • Media;
  • Life sciences and healthcare;
  • Environmental services;
  • Chemicals and synthetic materials; and
  • Defense and aerospace.

  AFBA 5Star Small Cap Fund targets a mix of "value" and "growth" companies with a market capitalization of $2 billion or less at the time of purchase. Generally, value stocks typically include stocks of companies that are priced at relatively low ratios of price-to-earnings or price-to-book value, and they also focus on companies believed to be coming out of industry downturns. Growth stocks usually sell at high ratios of price-to-earnings or price-to-book value but have high earnings growth rates. The sub-adviser identifies smaller companies that exhibit consistent or predictable cash generation and/or are expected to benefit from long-term industry or technological trends. The sub-adviser then selects securities based on: 1) fundamental analysis of industries and the economic cycle; 2) company-specific analysis such as product cycles, management, etc., and 3) rigorous valuation analysis.

  AFBA 5Star USA Global Fund identifies companies that exhibit consistent or predictable cash generation and/or are expected to benefit from long-term industry or technological trends. The sub-adviser then selects securities based on: 1) fundamental analysis of industries and the economic cycle; 2) company-specific analysis such as product cycles, management, etc.; 3) rigorous valuation analysis; and 4) the issuer must have substantial international operations.

Each Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or reinvest assets in more promising investment opportunities.
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Temporary Investments — The Funds generally hold some cash, short-term debt obligations, government securities or high quality investments for reserves to cover redemptions and unanticipated expenses. There may be times, however, when a Fund attempts to respond to adverse market, economic, political or other conditions by investing up to 100% of its assets in those types of investments for temporary defensive purposes. During those times, a Fund will not be able to pursue its primary investment objective and, instead, will focus on preserving its assets. Also, keep in mind that a temporary defensive strategy still has the potential to lose money.

The objectives and policies described above determine how the Funds are managed and may only be changed with the approval of the corresponding Fund's shareholders or, in respect to the AFBA 5Star Mid Cap Fund, AFBA 5Star Science & Technology Fund and the AFBA 5Star Small Cap Fund, by the Board of Directors.

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Principal Risk Factors

Diversification: A technique to reduce the risks inherent in any investment by investing in a broad range of securities from different industries, locations or asset classes.	Market Risks — Equity securities are subject to market, economic and business risks that will cause their prices to fluctuate over time. Since the Funds (except the AFBA 5Star High Yield Fund) are normally invested in equity securities, the value of these Funds will go up and down. As with any mutual fund, there is a risk that you could lose money by investing in the Funds.

A Fund's success depends largely on the sub-adviser's ability to select favorable investments. Also, different types of investments shift in and out of favor depending on market and economic conditions. For example, at various times stocks will be more or less favorable than bonds, and small or medium company stocks will be more or less favorable than large company stocks. Because of this, the Funds will perform better or worse than other types of funds depending on what is in "favor."

Fixed Income Risks — The yields and principal values of debt securities will also fluctuate. Generally, values of debt securities change inversely with interest rates. That is, as interest rates go up, the values of debt securities tend to go down and vice versa. Furthermore, these fluctuations tend to increase as a bond's maturity increases such that a longer term bond will increase or decrease more for a given change in interest rates than a shorter term bond.

High Yield Risks — The AFBA 5Star Balanced and AFBA 5Star High Yield Funds invest in lower-rated, high yielding bonds (so-called "junk bonds"). These bonds have a greater degree of default risk than higher-rated bonds. Default risk is the possibility that the issuer of a debt security will fail to make timely payments of principal or interest to the Funds. Lower-rated securities may be issued by companies that are restructuring, are smaller and less credit worthy or are more highly indebted than other companies. Lower-rated securities also tend to have less liquid markets than higher-rated securities. In addition, market prices of lower-rated bonds tend to react more negatively to adverse economic or political changes, investor perceptions or individual corporate developments than higher-rated bonds.

International Risks — International investing poses additional risks such as currency fluctuation and political instability. However, the AFBA 5Star USA Global Fund invests only in U.S. companies traded in the U.S. and denominated in U.S. dollars. While this eliminates direct foreign investment, the companies the Fund invests in will experience these risks in their day-to-day business dealings. These risks are inherently passed on to the company's shareholders and in turn, to the Fund's shareholders.
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Larger Company Risks — The AFBA 5Star Large Cap Fund invests primarily in larger companies. Larger, more established companies may be unable to respond quickly to new competitive challenges like changes in consumer tastes or innovative smaller competitors. Larger companies are also sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

Medium-Sized Company Risks — The AFBA 5Star Mid Cap Fund invests primarily in medium--sized companies. Generally, medium-sized companies may have more potential for growth than larger companies. Investing in medium-sized companies, however, may involve greater risk than investing in larger companies, and these risks are passed on to funds that invest in them. Medium-sized companies may not have the management experience, financial resources, product diversification and competitive strengths of larger companies, and, therefore, their securities may be more volatile than the securities of larger, more established companies. Medium-sized company stocks may be bought and sold less often and in smaller amounts than larger company stocks. Therefore, if the Fund wants to sell a large quantity of a medium-sized company's stock it may have to sell at a lower price than the sub-adviser might prefer, or it may have to sell in small quantities over a period of time. The AFBA 5Star Mid Cap Fund's sub-adviser attempts to minimize this risk by investing in stocks that are readily bought and sold. An investment in the Fund may be more suitable for long-term investors, who are willing to bear the risk of these fluctuations.
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Small Company Risks — The AFBA 5Star Small Cap Fund invests primarily in small companies. Investments in smaller companies often involve greater risk than larger companies and these risks are passed on to Funds that invest in them. These companies may not have the management experience, financial resources, product diversification or competitive strengths of larger companies. Therefore, the securities of smaller companies are more volatile than the securities of larger, more established companies. Thus an investment in the AFBA 5Star Small Cap Fund may be more suitable for long-term investors who can bear the risk of these fluctuations. The Fund tries to minimize volatility by diversifying.

Smaller company stocks tend to be bought and sold less often and in smaller amounts than larger company stocks. Because of this, if the Fund wants to sell a large quantity of a small company stock it may have to sell at a lower price than the sub-adviser might prefer, or it may have to sell in small quantities over a period of time. The Fund tries to minimize this risk by investing in stocks that are readily bought and sold.

Sector Risks — Since the AFBA 5Star Science & Technology Fund is focused on science and technology related industries, it is more concentrated than stock funds invested in a broader range of industries. Companies in the rapidly changing fields of science and technology often face unusually high price volatility, both in terms of gains and losses. The potential for wide variation in performance is based on the special risks common to such companies. For example, products or services that first appear promising may not prove commercially successful or may become obsolete quickly. Earnings disappointments can result in sharp price declines. In addition, technology industries can be affected by competition from new market entrants as well as developing government regulations and policies. The level of risk will rise to the extent that the Fund has significant exposure to smaller or unseasoned companies (those with less than a three-year operating history), which may not have established products or more experienced management. Therefore, the AFBA 5Star Science & Technology Fund is likely to be more volatile than a fund that is exposed to a greater variety of industries

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Past Performance

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The performance information shown below provides an indication of the risks of investing in the Funds. The bar charts on the left side show the total returns generated by the respective Fund for each calendar year. The tables on the right show how each Fund's average annual returns for certain periods compare with those of a relevant, widely recognized benchmark. The returns assume that all dividends and capital gains distributions have been reinvested in new shares of the Fund. A Fund's past performance is not necessarily an indication of how a Fund will perform in the future.

Since the AFBA 5Star Mid Cap Fund, AFBA 5Star Small Cap Fund and AFBA 5Star Science & Technology Fund do not yet have a full calendar year of performance, there is no performance information shown for those Funds.

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AFBA 5Star Balanced Fund

Year-to-Date Return as of June 30, 2002 = (8.14%) Best Quarter Ended December 31, 2001 = 11.31% Worst Quarter Ended September 30, 2001 = (13.52%)

Average Annual Total Return as of December 31, 2001

	1 Year	Annualized Total Return Since Inception 1

AFBA 5Star Balanced Fund return before taxes

Return after taxes on distributions 2

Return after taxes on distributions and sale of shares 2

S&P 500 Index 3 (reflects no deductions for fees, expenses or taxes)

S&P 500 Index and Merrill Lynch Bond Fund Weighted Average 4
(reflects no deductions for fees, expenses or taxes)

	2.50% 1.17% 1.51% (11.89%) (1.73%)	6.35% 4.78% 4.34% 8.30% 8.00%

1   Inception Date = June 3, 1997

2   After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts..

3   The S&P 500 Index is a capitalization weighted index of five hundred large capitalization stocks which is designed to measure broad domestic securities markets. The performance of the S&P 500 Index reflects the reinvestment of dividends and capital gains but does not reflect the deduction of any investment management fees.

4   The performance figure shown for comparison purposes is a weighted average made up of equal parts of the S&P
500 Index and the Merrill Lynch Bond Fund Index.

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AFBA 5Star Large Cap Fund (formerly, "AFBA 5Star Equity Fund")

Year-to-Date Return as of June 30, 2002 = (18.30%) Best Quarter Ended December 31, 1998 = 16.47% Worst Quarter Ended September 30, 2001 = (20.03%)

Average Annual Total Return as of December 31, 2001

	1 Year	Annualized Total Return Since Inception 1

AFBA5Star Large Cap Fund return before taxes

Return after taxes on distributions 2

Return after taxes on distributions and sale of shares 2

S&P 500 Index 3 (reflects no deductions for fees,
expenses or taxes)

	(15.08%) (15.08%) (9.18%) (11.89%)	6.74% 6.41% 5.36% 8.30%

1    Inception Date = June 3, 1997

2    After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

3    The S&P 500 Index is a capitalization weighted index of five hundred large capitalization stocks which is designed to measure broad domestic securities markets. The performance of the S&P 500 Index reflects the reinvestment of dividends and capital gains but does not reflect the deduction of any investment management fees.

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AFBA 5Star High Yield Fund

Year-to-Date Return as of June 30, 2002 = (0.67%) Best Quarter Ended March 31, 2001 = 7.18% Worst Quarter Ended September 30, 1998 = (6.27)%

Average Annual Total Return as of December 31, 2001

	1 Year	Annualized Total Return Since Inception 1

AFBA 5Star High Yield Fund return before taxes

Return after taxes on distributions 2

Return after taxes on distributions and sale of shares 2

Merrill Lynch High Yield Bond Index 3 (reflects no deductions for fees, expenses or taxes)

Lipper High Yield Fund Index 4 (reflects no deductions for fees, expenses or taxes)

	9.95% 5.93% 6.02% 8.43% (1.03%)	4.35% 1.24% 1.92% 7.69% 0.39%

1   Inception Date = June 3, 1997

2   After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

3   The Merrill Lynch High Yield Bond Index is an unmanaged index comprised of over 1,200 high yield bonds representative of the high yield bond market as a whole.

4   The Lipper High Yield Fund Index is a widely recognized index of mutual funds that invest primarily in high yield bonds.

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AFBA 5Star USA Global Fund

Year-to-Date Return as of June 30, 2002 = (13.69%) Best Quarter Ended December 31, 1999 = 19.48% Worst Quarter Ended September 30, 2001 = (17.60%)

Average Annual Total Return as of December 31, 2001

	1 Year	Annualized Total Return Since Inception 1

AFBA 5Star USA Global Fund return before taxes

Return after taxes on distributions 2

Return after taxes on distributions and sale of shares 2

S&P 500 Index 3 (reflects no deductions for fees, expenses or taxes)	(10.53%) (10.53%) (6.41%) (11.89%)	8.14% 7.85% 6.61% 8.30%

1   Inception Date = June 3, 1997

2   After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown and are not relevant if you hold your shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

3   The S&P 500 Index is a capitalization weighted index of five hundred large capitalization stocks which is designed to measure broad domestic securities markets. The performance of the S&P 500 Index reflects the reinvestment of divdends and capital gains but does not reflect the deduction of any investment management fees.

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Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy and hold shares of each AFBA 5Star Fund.

	AFBA 5Star Balanced Fund	AFBA 5Star Large Cap Fund	AFBA 5Star High Yield Fund	AFBA 5Star Mid Cap Fund	AFBA 5Star Science & Technology Fund	AFBA 5Star Small Cap Fund	AFBA 5Star USA Global Fund

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load)    Imposed on Purchases
	None	None	None	None	None	None	None
Maximum Deferred Sales Charge    (Load)
	None	None	None	None	None	None	None
Maximum Sales Charge (Load)    Imposed on Reinvested Dividends
	None	None	None	None	None	None	None
Redemption Fee
	None 1	None 1	None 1	None 1	None 1	None 1	None 1
Exchange Fee
	None	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees
	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%
Distribution (12b-1) Fees
	None	None	None	None	None	None	None
Other Expenses
	0.94%	1.45%	2.88%	0.94% 3	5.57%	5.26%	0.93%
Annual Fund Operating Expenses
	1.74%	2.25%	3.68%	1.74%	6.37%	6.06%	1.73%
Less Adviser's Fee Waiver/Expense    Arrangement 2
	0.66%	1.17%	2.60%	0.66%	5.29%	4.98%	0.65%
Actual Total Annual Fund Operating    Expenses
	1.08%	1.08%	1.08%	1.08%	1.08%	1.08%	1.08%

The expense percentages set forth above are based on each Fund's annual operations for the fiscal year ended March 31, 2002.

1  If you redeem shares via wire transfer, you may be required to pay fees, including a $10 wire fee and other fees, which will be directly deducted from your redemption proceeds. If you request redemption checks to be sent by overnight mail, you may be required to pay a $10 fee that will be directly deducted from your redemption proceeds.

2  The investment manager has entered into a contractual agreement to waive fees and/or pay expenses of the Fund in amounts necessary to limit overall annual expenses of the Fund to 1.08% for a period of three years from March 26,
  2001, with respect to the AFBA 5Star Balanced Fund, AFBA 5Star Large Cap Fund, AFBA 5Star High Yield Fund and
  AFBA 5Star USA Global Fund, for the period from October 12, 2001 through July 31, 2003 for the AFBA 5Star Science
  & Technology Fund and AFBA 5Star Small Cap Fund, and for the period May 1, 2002 through July 31, 2003 for the
  AFBA 5Star Mid Cap Fund. Thereafter, the investment manager may either renew or terminate these arrangements.

3 Other expenses are based on estimated amounts for the current fiscal year.

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Fee Examples

The following examples are intended to help you compare the cost of investing in each AFBA 5Star Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The examples also assume that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
	1 Year	3 Years	5 Years	10 Years

AFBA 5Star Balanced Fund 1	$ 110	$ 416	$ 816	$1,938

AFBA 5Star Large Cap Fund 1	$ 110	$ 471	$ 984	$2,396

AFBA 5Star High Yield Fund 1	$ 110	$ 625	$1,441	$3,577

AFBA 5Star Mid Cap Fund 2	$ 110	$ 484	$ 882	$1,997

AFBA 5Star Science & Technology Fund 2	$ 110	$1,416	$2,686	$5,713

AFBA 5Star Small Cap Fund 2	$ 110	$1,356	$2,576	$5,515

AFBA 5Star USA Global Fund 1	$ 110	$ 414	$ 813	$1,929

1  Please note that the manager's contractual fee waiver for a period of three years from March 26, 2001 is reflected in the calculation of the expenses in the 1 year example and the first two years of the 3, 5 and 10 years example.

2  Please note that the manager's contractual fee waiver through July 31, 2003 is reflected in the calculations of the expenses in the 1 year example and the first year of the 3, 5 and 10 years example.

The above examples are for comparison purposes only and are not a representation of the Funds' actual expenses and returns, either past or future.

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Manager and Sub-Adviser

AFBA 5Star Investment Management Company (the "Manager"), a corporation organized under the laws of the Commonwealth of Virginia, acts as the Funds' investment and business manager and is a registered investment adviser under the Investment Advisers Act of 1940. Pursuant to the current Management Agreement for each of the Funds, the Manager is responsible for providing or obtaining investment management and related administrative services for the Funds. The sole business of the Manager is the management of the Funds, which currently have approximately $103 million in total assets. The Manager is a wholly-owned subsidiary of 5Star Financial Company and, ultimately, a wholly-owned subsidiary of Armed Forces Benefit Association ("AFBA"), which was organized in 1947 to provide low-cost life insurance for military families. As AFBA's eligibility criteria have expanded over the years, so has its services, which now include banking products, mutual funds, health insurance and financial services. Lt. General C.C. Blanton, USAF (Ret.), serves as the Chairman of the Manager's Board of Directors, as well as Chairman of the Board of Directors of the Funds.

The Manager employs at its own expense Kornitzer Capital Management, Inc. ("KCM") as sub-adviser to manage the assets of the Funds on a day-to-day basis. Kornitzer Capital Management, Inc. is an independent investment advisory firm founded in 1989. Its experienced investment analysis and research staff serves a broad variety of individual, corporate and other institutional clients. The AFBA 5Star Funds are managed by a team of four individuals. John Kornitzer has over 29 years of investment experience. He served as investment manager at several Fortune 500 companies prior to founding Kornitzer Capital Management, Inc. in 1989. Kent Gasaway joined KCM in 1991 and is a Chartered Financial Analyst with 18 years of research and management experience. He holds a B.S. in Business Administration from Kansas State University. Mr. Gasaway is a member of the AFBA 5Star Small Cap investment team and works with both equity and fixed income portfolios. Mr. Gasaway is the lead portfolio manager of the AFBA 5Star Balanced Fund, AFBA 5Star Small Cap Fund and the AFBA 5Star High Yield Fund. Tom Laming joined KCM in 1993 and is an experienced aerospace engineer and research analyst. He holds a B.S. in Physics from the University of Kansas, an M.S. in Aeronautics and Astronautics from MIT, and an M.B.A. from Indiana University. Mr. Laming is the lead manager for the AFBA 5Star USA Global Fund, AFBA 5Star Large Cap Fund, and the AFBA 5Star Science and Technology Fund. The AFBA 5Star Mid Cap Fund is managed by John Kornitzer, Kent Gasaway, Tom Laming and Bob Male in a team approach. Bob Male is a Chartered Financial Analyst with more than 10 years of investment research experience. Prior to joining KCM in 1997, Bob was an investment manager with USAA, San Antonio, TX, since 1992. He holds a B.S. in Business Administration from the University of Kansas and an M.B.A. from Southern Methodist University. Mr. Male is also a member of the AFBA 5Star Small Cap Fund investment management team.

For its services, each Fund pays the Manager a fee at the annual rate of 0.80% of the Fund's average daily net assets. AFBA 5Star Investment Management Company has entered into contractual arrangements to waive fees and/or pay expenses of the Funds to the extent necessary to limit each Fund's Total Annual Fund Operating Expenses of Class I Shares to no more than 1.08% of average annual net assets until March 26, 2004 for the AFBA 5Star Balanced, AFBA 5Star High Yield, AFBA 5Star Large Cap and AFBA 5Star Global Funds and until July 31, 2003 for the AFBA 5Star Mid Cap, AFBA 5Star Small Cap and AFBA 5Star Science & Technology Funds. Thereafter, the manager may either renew or terminate this arrangement.

AFBA 5Star Investment Management Company is located at 909 N. Washington Street, Alexandria, VA 22314. Kornitzer Capital Management is located at 5420 W. 61st Place, Shawnee Mission, KS 66205.

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Financial Highlights

The financial highlights tables are intended to help you understand each Fund's financial performance since inception. Certain information reflects financial results for a single share of a Fund. The total returns in the tables represent the rate that an investor would have earned on an investment in a Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Funds' financial statements which have been audited by PricewaterhouseCoopers LLP for the years ended March 31, 2002 and 2001 and by Ernst & Young LLP for the year ended March 31, 2000 and are included in the annual report, which is available upon request.

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AFBA 5Star Balanced Fund

Years Ended March 31,				For the Period from June 3, 1997 (Inception) to March 31, 1998
2002	2001	2000	1999

Net asset value, beginning of period

    Income from investment operations:
      Net investment income
      Net gain (loss) on securities (both realized
         and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains

   Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement**
Ratio of net investment income to average net assets before
   voluntary expense reimbursement**
Portfolio turnover rate

$10.91 0.35 0.43 0.78 (0.35) -- (0.35) $11.34 7.28% $ 38 1.08% 3.06% 1.74% 2.40% 17%	$11.49 0.34 (0.45) (0.11) (0.35) (0.12) (0.47) $10.91 (0.98%) $ 35 1.06% 4.05% 1.10% 4.01% 28%	$10.22 0.41 1.32 1.73 (0.43) (0.03) (0.46) $11.49 17.39% $ 8 1.08% 4.01% 1.19% 3.90% 44%	$11.39 0.42 (1.17) (0.75) (0.40) (0.02) (0.42) $10.22 (6.53%) $ 5 1.08% 4.76% 1.33% 4.51% 53%	$10.01 0.25 1.40 1.65 (0.23) (0.04) (0.27) $11.39 16.64% $ 2 1.08% 4.06% 1.10% 4.04% 57%
* Total return not annualized for periods less than one full year ** Annualized for periods less than one full year

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AFBA 5Star Large Cap Fund (formerly, "AFBA 5Star Equity Fund")

Years Ended March 31,				For the Period from June 3, 1997 (Inception) to March 31, 1998
2002	2001	2000	1999

Net asset value, beginning of period

    Income from investment operations:
      Net investment income (loss)
      Net gain (loss) on securities (both realized
         and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains
      Return of capital

   Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement**
Ratio of net investment income to average net assets before
   voluntary expense reimbursement**
Portfolio turnover rate

$12.76 (0.03) 0.27 0.24 -- -- -- -- $13.00 1.88% $ 22 1.08% (0.21%) 2.25% (1.38%) 11%	$14.76 0.03 (1.43) (1.40) (0.02) (0.31) (0.27) (0.60) $12.76 (9.97%) $ 20 1.06% 0.14% 1.09% 0.11% 29%	$11.54 0.02 3.23 3.25 (0.03) -- -- (0.03) $14.76 28.22% $ 13 1.08% 0.15% 1.13% 0.10% 31%	$11.77 0.05 (0.22) (0.17) (0.06) -- -- (0.06) $11.54 (1.43%) $ 7 1.08% 0.61% 1.23% 0.46% 64%	$10.01 0.06 1.81 1.87 (0.05) (0.06) -- (0.11) $11.77 18.81% $ 4 1.04% 0.94% -- -- 76%
* Total return not annualized for periods less than one full year ** Annualized for periods less than one full year

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AFBA 5Star High Yield Fund

Years Ended March 31,				For the Period from June 3, 1997 (Inception) to March 31, 1998
2002	2001	2000	1999

Net asset value, beginning of period

    Income from investment operations:
      Net investment income
      Net gain (loss) on securities (both realized
         and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains
      Return of capital

   Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement**
Ratio of net investment income to average net assets before
   voluntary expense reimbursement**
Portfolio turnover rate

$ 8.81 0.76 (0.41) 0.35 (0.79) (0.02) (0.09) (0.09) $ 8.26 4.18% $ 9 1.08% 8.82% 3.68% 6.22% 34%	$ 8.72 0.84 0.27 1.11 (0.87) (0.15) -- (1.02) $ 8.81 13.49% $ 8 1.06% 10.55% 1.19% 10.42% 36%	$ 9.12 0.80 (0.42) 0.38 (0.78) -- -- (0.78) $ 8.72 4.28% $ 5 1.08% 9.27% 1.26% 9.09% 34%	$10.62 0.60 (1.49) (0.89) (0.58) (0.03) -- (0.61) $ 9.12 (8.45%) $ 4 1.08% 7.47% 1.46% 7.09% 11%	$10.01 0.34 0.59 0.93 (0.32) -- -- (0.32) $10.62 9.37% $ 1 1.08% 5.51% 1.11% 5.48% 31%
* Total return not annualized for periods less than one full year ** Annualized for periods less than one full year

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AFBA 5Star Science & Technology Fund

Period from October 12, 2001 to March 31, 2002***

Net asset value, beginning of period

    Income from investment operations:
      Net investment loss
      Net gain on securities (both realized
         and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains
      Return of capital

   Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before voluntary expense reimbursement**
Ratio of net investment income to average net assets before voluntary expense reimbursement**
Portfolio turnover rate

$10.00 (0.03) 1.41 1.38 -- -- -- -- $11.38 13.80% $ 4 1.08% (0.70%) 6.37% (5.99%) 5%
* Total return not annualized for periods less than one full year ** Annualized for periods less than one full year ***Commencement of operations

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AFBA 5Star Small Cap Fund

Period from October 15, 2001 to March 31, 2002***

Net asset value, beginning of period

    Income from investment operations:
      Net investment loss
      Net gain on securities (both realized
         and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains
      Return of capital

   Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before voluntary expense reimbursement**
Ratio of net investment income to average net assets before
   voluntary expense reimbursement**
Portfolio turnover rate

$10.00 (0.03) 2.65 2.62 -- -- -- -- $12.62 26.20% $ 4 1.08% (0.60%) 6.06% (5.58%) 0%
* Total return not annualized for periods less than one full year ** Annualized for periods less than one full year ***Commencement of operations

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AFBA 5Star USA Global Fund

Years Ended March 31,				For the Period from June 3, 1997 (Inception) to March 31, 1998
2002	2001	2000	1999

Net asset value, beginning of period

    Income from investment operations:
      Net investment income (loss)
      Net gain (loss) on securities (both realized
         and unrealized)

   Total from investment operations

   Less distributions:
      Dividends from net investment income
      Distributions from capital gains
      Return of capital

   Total distributions

Net asset value, end of period

Total return*

Ratios/Supplemental Data:

Net assets, end of period (in millions)
Ratio of expenses to average net assets**
Ratio of net investment income to average net assets**
Ratio of expenses to average net assets before
   voluntary expense reimbursement**
Ratio of net investment income to average net assets before
   voluntary expense reimbursement**
Portfolio turnover rate

$13.08 (0.06) 1.21 1.15 -- -- -- -- $14.23 8.79% $ 42 1.08% (0.44%) 1.73% (1.09%) 13%	$16.90 0.01 (3.22) (3.21) -- (0.55) (0.06) (0.61) $13.08 (19.34%) $ 38 1.06% (0.08%) 1.07% (0.09%) 14%	$11.06 0.01 5.86 5.87 (0.03) -- -- (0.03) $16.90 53.11% $ 15 1.08% 0.03% 1.13% (0.02%) 36%	$11.17 0.05 (0.11) (0.06) (0.05) -- -- (0.05) $11.06 (0.52%) $ 6 1.08% 0.67% 1.30% 0.45% 19%	$10.01 0.07 1.14 1.21 (0.05) -- -- (0.05) $11.17 12.16% $ 3 1.04% 1.07% -- -- 42%
* Total return not annualized for periods less than one full year ** Annualized for periods less than one full year

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How to Purchase Shares

\

This prospectus offers Class I shares of each Fund. Class I Shares are intended to be made available to members, eligible members and employees of AFBA, the 5Star Association and its affiliated companies on a direct basis. In addition, all shareholders holding Class I Shares of a Fund in an existing account may continue to purchase additional Class I Shares of the Fund.

No Load Funds
There are no sales commissions or Rule 12b-1 distribution fees
.
How to Buy Shares (see chart on page 25 for details)
By phone, mail or wire
Through Automatic Monthly Investments

Minimum Initial Investment
$500 (unless you use our Automatic Investment Plan)
$100 with an Automatic Monthly Investment Plan
$250 for IRA and Uniform Transfer (Gift) to Minors accounts

Minimum Additional Investment
$100 by mail
$100 by telephone (ACH)
$500 by wire
$50 for Automatic Monthly Investment Plan

Minimum Account Size
You must maintain a minimum account value equal to the current minimum initial investment. If your account falls below this amount due to redemptions (not market action) we may ask you to increase the account to the minimum. If you do not bring the account up to the minimum within 60 days after we contact you, we will close the account and send your money to you.

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How to Redeem Shares

You may withdraw from your account at any time in the following amounts:

  any amount for redemptions requested by mail, phone or telegraph
  $1,000 or more for redemptions wired to your account ($10 fee)
  $50 or more for redemptions by a systematic redemption plan (there may be a fee)
  $100 or more for redemptions by automatic monthly exchange to another fund
  $100 or more via ACH; there is no fee but proceeds may take 4 days to reach your account

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Shareholder Services

The following services are also available to shareholders. Please call 1-800-243-9865 for more information:.

  Uniform Transfers (Gifts) to Minors accounts
  Accounts for corporations or partnerships
  Sub-Accounting Services for Keogh, tax qualified retirement plans, and others
  Prototype Retirement Plans for the self-employed, partnerships and corporations
  Traditional IRA accounts
  Roth IRA accounts
  Coverdell Education Savings Accounts (formerly Education IRA)
  Simplified Employee Pensions (SEPs)
  Savings Incentive Match Plan for Employees (SIMPLE Plan)

**********************************************************************************************************
How Share Price is Determined

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Shares of each Fund are purchased or redeemed at its net asset value per share next calculated after your purchase order and payment or redemption order is received by the Fund. In the case of certain institutions that have made satisfactory payment or redemption arrangements with the Funds, orders may be processed at the net asset value per share next effective after receipt by that institution.

The net asset value is calculated by subtracting from each Fund's total assets any liabilities and then dividing into this amount the total outstanding shares as of the date of the calculation. The net asset value per share is computed once daily, Monday through Friday, at 4:00 p.m. (Eastern Time) on days when the Funds are open for business (generally the same days that the New York Stock Exchange is open for trading). The Funds are generally closed on weekends, national holidays and Good Friday.

Equity securities owned by the Fund are valued using the closing price or the last sale price on that Exchange or in the principal over-the-counter market where they are traded. Where the security is listed on more than one Exchange, the Fund will use the price of that Exchange which it generally considers to be the principal Exchange on which the security is traded. If the last sale price is unavailable, the security is valued at the mean between the last bid and asked prices. Debt securities held by the Fund for which market quotations are readily available are valued at the mean between the last bid and asked prices. Short-term debt investments having maturities of 60 days or less are amortized to maturity based on their cost. If market quotations are not readily available, any security or other asset is valued at its fair value as determined in good faith by the Manager under procedures adopted by the Fund's Board of Directors.

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Distributions and Taxes

The AFBA 5Star Balanced Fund and the AFBA 5Star High Yield Fund pay distributions from net investment income quarterly, usually in April, June, September and December. The AFBA 5Star Large Cap Fund, the AFBA 5Star Mid Cap Fund, the AFBA 5Star Science & Technology, the AFBA 5Star Small Cap Fund and the AFBA 5Star USA Global Fund pay distributions from net investment income semi-annually, usually in June and December. Distributions from net capital gains realized on the sale of securities will be declared by the AFBA 5Star Balanced Fund annually on or before December 31 and by the AFBA 5Star Large Cap Fund, AFBA 5Star High Yield Fund, AFBA 5Star Mid Cap Fund, AFBA 5Star Science & Technology Fund, AFBA 5Star Small Cap Fund and AFBA 5Star USA Global Fund semi-annually, usually in June and December. Your distributions will be reinvested automatically in additional shares of a Fund, unless you have elected on your original application, or by written instructions filed with the Funds, to have them paid in cash. We automatically reinvest all dividends under $10.00 in additional shares of a Fund. There are no fees or sales charges on reinvestments.

Tax Considerations – On June 7, 2001, President Bush signed into law the Economic Growth and Tax Relief Reconciliation Act of 2001 (the "Act"), which includes provisions that significantly reduce individual federal income tax rates and provide additional savings incentives for individuals generally by increasing the maximum annual contribution limits applicable to retirement and education savings programs. You should contact your personal tax advisor if you have questions about how this Act will affect your investment in a Fund.

In general, distributions from a Fund are taxable to you as either ordinary income or capital gains. This is true whether you reinvest your distributions in additional shares of a Fund or receive them in cash. Any capital gains a Fund distributes are taxable to you as long-term capital gains no matter how long you have owned your shares.

When you redeem your shares of a Fund, you may realize a capital gain or loss. An exchange of your Fund shares for shares of a different AFBA 5Star Fund is the same as a redemption. The individual tax rate on any gain from the redemption of your shares depends on how long you have held your shares.

Fund distributions and gains from the redemption of your shares will generally be subject to state and local income tax. Non-U.S. investors may be subject to U.S. withholding or estate tax and are subject to special U.S. tax certification requirements. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in a Fund.

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Backup Withholding – By law, the Funds must withhold a portion of your taxable distributions and redemptions unless you provide your correct social security or taxpayer identification number (TIN), certify that your TIN is correct, certify that you are not subject to backup withholding, and certify that you are a U.S. person (including a U.S. resident alien). The Funds also must withhold if the IRS instructs them to do so. When withholding is required, the amount will be 30.5% of our taxable distributions or redemption proceeds for calendar year 2001 after August 6, 2001, 30% for calendar years 2002 and 2003, 29% for calendar years 2004 and 2005, and 28% for calendar years 2006 through 2010.

Every January, you will receive a statement that shows the tax status of distributions you received for the previous year. Distributions declared in December but paid in January are taxable as if they were paid in December.

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Additional Policies About Transactions

We cannot process transaction requests that are not completed properly as described in this section. We may cancel or change our transaction policies without notice. To avoid delays, please call us if you have any questions about these policies.

Purchases — We may reject orders when not accompanied by payment or when in the best interest of the Funds and their shareholders.

Redemptions — We try to send proceeds as soon as practical. In any event, we send proceeds by the third business day after we receive a properly completed request. We cannot accept requests that contain special conditions or effective dates. We may request additional documentation to ensure that a request is genuine. Under certain circumstances, we may pay you proceeds in the form of portfolio securities owned by the Fund being redeemed. If you receive securities instead of cash, you will incur brokerage costs when converting into cash, and will bear market exposure until such conversion.

If you request a redemption within 15 days of purchase, we will delay sending your proceeds until we have collected unconditional payment, which may take up to 15 days from the date of purchase. For your protection, if your account address has been changed within the last 30 days, your redemption request must be in writing and signed by each account owner, with signature guarantees. The right to redeem shares may be temporarily suspended in emergency situations only as permitted under federal law.

Market Timers — The Funds may refuse to sell shares to market timers. You will be considered a market timer if you (i) request a redemption of Fund shares within two weeks of an earlier purchase request, (ii) make investments of large amounts of $1 million or more followed by a redemption request in close proximity to the purchase or (iii) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for these purposes.

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Internet Account Access – For your convenience the Funds offer Internet Account Access so that you may access your account online, 24 hours a day, 7 days a week. You may review your account balance, purchase or redeem Fund shares (online redemptions are not available for IRA accounts), or make exchanges between different 5Star Funds. Please note that there is a one business day delay in the effective date of purchases placed over the Internet.

To register for Internet Account Access, please call the Funds (toll-free) at (888) 578-2733. Shareholders who have registered for this service may access their account by visiting the AFBA 5Star Funds' website at www.afbafunds.com.

Signature Guarantees — The Funds require a medallion signature guarantee on any written redemption over $25,000 (but may require additional documentation or a medallion signature guarantee on any redemption request to help protect against fraud), the redemption of corporate, partnership or fiduciary accounts, or for certain types of transfer requests or account registration changes. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which is participating in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and New York Stock Exchange, Inc. Medallion Signature Program (NYSE MSP). Please call (888) 578-2733 for information on obtaining a signature guarantee.
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Corporations, Trusts and Other Entities — Additional documentation is normally required for corporations, fiduciaries and others who hold shares in a representative or nominee capacity. We cannot process your request until we have all documents in the form required. Please call us first to avoid delays.

Exchanges to Another AFBA 5Star Fund — You must meet the minimum investment requirement of the AFBA 5Star Fund you are exchanging into. The names and registrations on the two accounts must be identical. Your shares must have been held in an open account for 15 days or more and we must have received good payment before we will exchange shares. You should review the prospectus of the Fund being purchased. Call us for a free copy.

Telephone Services — During periods of increased market activity, you may have difficulty reaching us by telephone. If this happens, contact us by mail. We may refuse a telephone request including a telephone redemption request. We will use reasonable procedures to confirm that telephone instructions are genuine. If such procedures are followed and we reasonably believe the instructions are genuine, the Funds are not liable for losses due to unauthorized or fraudulent instructions. At our option, we may limit the frequency or the amount of telephone redemption requests. Neither the Funds nor PFPC Inc., the Funds' transfer agent, assumes responsibility for the authenticity of telephone redemption requests.

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Conducting Business with the AFBA 5Star Fund

BY PHONE
1-888-578-2733

You must authorize each type of telephone transaction on your account application or the appropriate form, available from us. All account owners must sign. When you call, we may request personal identification and we may record the call.

HOW TO OPEN AN ACCOUNT
If you already have an account with us and you have authorized telephone exchanges, you may call to open an account in another AFBA 5Star Fund by exchange ($500 minimum). The names and registrations on the accounts must be identical.

HOW TO ADD TO AN ACCOUNT
You may make investments ($100 minimum) by telephone. After we have received your telephone call, we will deduct from your checking account the cost of the shares.

Availability of this service is subject to approval by the Funds and participating banks.

BY MAIL
Initial Purchases and all Redemptions:
AFBA 5Star Fund, Inc.
c/o PFPC Inc.
P.O. Box 61503
King of Prussia, PA 19406

Overnight Address for All Transactions:
AFBA 5Star Fund, Inc.
c/o PFPC Inc.
211 South Gulph Road
King of Prussia, PA 19406

Subsequent Purchases:
c/o PFPC Inc.
P.O. Box 61503
King of Prussia, PA 19406

	Complete and sign the application which accompanies this Prospectus. Your initial investment must meet the minimum amount. Make your check payable to AFBA 5Star Fund, Inc.	Make your check ($100 minimum) payable to AFBA 5Star Fund, Inc. and mail it to us. Always identify your account number or include the detachable reminder stub (from your confirmation statement).
BY WIRE Boston Safe Deposit & Trust ABA #011001234 Credit: "Name of specific AFBA 5Star Fund" DDA: 021458 FBO: "Shareholder name and new account number"

Call us first to get an account number. We will require information such as your Social Security or Taxpayer Identification Number, the amount being wired ($500 minimum), and the name and telephone number of the wiring bank. Then tell your bank to wire the amount. You must send us a completed application as soon as possible or payment of your redemption proceeds will be delayed.

Wire share purchases ($500 minimum) should include the names of each account owner, your account number and the AFBA 5Star Fund in which you are purchasing shares. You should notify us by telephone that you have sent a wire purchase order to Boston Safe Deposit & Trust.

THROUGH AUTOMATIC
TRANSACTION PLANS
You must authorize each type of automatic transaction on your account application or complete an authorization form, available from us upon request. All registered owners must sign.

Not applicable.

You may authorize automatic monthly investments in a constant dollar amount ($50 minimum) from your checking account. We will draft your checking account on the same day each month in the amount you authorize.

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HOW TO SELL SHARES
You may redeem shares by telephone ($100,000 maximum) if, when you opened your account, you authorized the telephone redemption privilege. If you have not authorized telephone redemptions and wish to do so, please call 1-888-578-2733 for instructions and the appropriate form.

HOW TO EXCHANGE SHARES
You may exchange shares ($100 minimum or the initial minimum fund requirement) for shares in another AFBA 5Star Fund. The shares being exchanged must have been held in open account for 15 days or more.

In a letter, include the genuine signature of each registered owner (exactly as registered), the name of each account owner, the account number and the number of shares or the dollar amount to be redeemed. Written redemption request for $25,000 or more require a medallion signature guarantee. We will send funds only to the address of record.

In a letter, include the genuine signature of each registered owner, the account number, the number of shares or dollar amount to be exchanged ($100 minimum) and the AFBA 5Star Money Market or AFBA 5Star Fund into which the amount is being transferred.

Redemption proceeds ($1,000 minimum) may be wired to your pre-identified bank account. A $10 fee is deducted. If we receive your written request before 4:00 P.M. (Eastern Time) we will normally wire funds the following business day. If we receive your written request after 4:00 P.M. (Eastern Time), we will normally wire funds on the second business day. Contact your bank about the time of receipt and availability.

Not applicable.

Systematic Redemption Plan:
You may specify a dollar amount ($50 minimum) to be withdrawn monthly or quarterly or have your shares redeemed at a rate calculated to exhaust the account at the end of a specified period. A fee of $1.50 or less may be charged for each withdrawal. You must own shares in an open account valued at $10,000 when you first authorize the systematic redemption plan. You may cancel or change your plan or redeem all your shares at any time. We will continue withdrawals until your shares are gone or until the Fund or you cancel the plan.

Monthly Exchanges:
You may authorize monthly exchanges from your account ($50 minimum) to another AFBA 5Star Fund. Exchanges will be continued until all shares have been exchanged or until you terminate the service.

AFBA 5Star Fund, Inc.SM

AFBA 5Star Balanced Fund

AFBA 5Star Large Cap Fund
(formerly, "AFBA 5Star Equity Fund")

AFBA 5Star High Yield Fund

AFBA 5Star Mid Cap Fund

AFBA 5Star Science & Technology Fund

AFBA 5Star Small Cap Fund

AFBA 5Star USA Global Fund

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Additional Information

A Statement of Additional Information (SAI) contains additional information about the Funds and is incorporated by reference into this Prospectus. The Fund's annual and semi-annual reports to shareholders contain additional information about the Fund's investments. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

You may obtain a free copy of these documents by calling or writing or e-mailing the Fund as shown below. You also may call the toll free number given below to request other information about the Fund and to make shareholder inquiries.

You may review and copy the SAI and other information about the Funds by visiting the Securities and Exchange Commission's Public Reference Room in Washington, DC. You can obtain information about the Public Reference Room by calling the SEC at (202) 942-8090. Reports and other information about the Funds are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information also may be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing to the Public Reference Section of the Commission, Washington, DC 20549-0102.

AFBA
5Star
Fund, Inc.SM

AFBA 5Star Investment Management Company
909 N. Washington Street
Alexandria, Virginia 22314
1-800-243-9865
www.afba.com

Shareholder Inquiries 1-888-578-2733  A12-PROI02 BB10110 	Investment Company Act file numbers 811-8035

            As filed with the Securities and Exchange Commission on July 29, 2002

                                        Securities Act of 1933 File No. 333-20637
                                 Investment Company Act of 1940 File No. 811-8035

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM N-1A

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ X ]

                          Pre-Effective Amendment No.   __      [   ]

                         Post-Effective Amendment No.   14    [ X ]

                                      and

  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ X ]

                                        Amendment No.   17    [ X ]

                            AFBA 5 STAR FUND, INC.
              (Exact Name of Registrant as Specified in Charter)

                                 c/o PFPC Inc.
                             400 Bellevue Parkway
                             Wilmington, DE  19809
                    (Address of Principal Executive Offices)

                                (800) 243-9865
                        (Registrant's Telephone Number)

                         Mr. John A. Johnson, President
                                  c/o PFPC Inc.
                              400 Bellevue Parkway
                              Wilmington, DE  19809
                   (Name and Address of Agent for Service)

                                  Copies to:

                          Michael P. O'Hare, Esquire
                     Stradley, Ronon, Stevens & Young, LLP
                           2600 One Commerce Square
                        Philadelphia, PA  19103-7098

It is proposed that this filing will become effective:

    [   ] immediately upon filing pursuant to Paragraph (b) of Rule 485;
    [ X ] on August 1, 2002 pursuant to Paragraph (b) of Rule 485;
    [   ] 60 days after filing pursuant to Paragraph (a)(1) of Rule 485;
    [   ] on (date) pursuant to Paragraph (a)(1) of Rule 485;
    [   ] 75 days after filing pursuant to Paragraph (a)(2) of Rule 485; or
    [   ] on (date) pursuant to Paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

    [   ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

AFBA 5STAR FUND, INC.

Consisting of:

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AFBA 5STAR BALANCED FUND

AFBA 5STAR LARGE CAP FUND

(FORMERLY, THE "AFBA 5STAR EQUITY FUND")

AFBA 5STAR HIGH YIELD FUND

AFBA 5STAR MID CAP FUND

AFBA 5STAR SCIENCE & TECHNOLOGY FUND

AFBA 5STAR SMALL CAP FUND

AFBA 5STAR USA GLOBAL FUND

STATEMENT OF ADDITIONAL INFORMATION

Dated July 31, 2002

This Statement of Additional Information ("SAI") is not a Prospectus but should be read in conjunction with the Prospectus for Class A, B, and C shares and the Prospectus for Class I shares each dated July 31, 2002 (together, the "Prospectuses"). The audited financial statements and notes thereto in the AFBA 5Star Fund, Inc. Annual Report to Shareholders for the fiscal year ended March 31, 2002 are incorporated into this SAI by reference. To obtain a free copy of a Prospectus or any Annual or Semi-Annual Report to shareholders, please call the Company toll-free at 1-800-243-9865.

TABLE OF CONTENTS                                                              Page

FUND HISTORY

AFBA 5Star Fund, Inc. (the "Company") was organized as a Maryland corporation on January 9, 1997, and is currently operating seven separate investment portfolios: the AFBA 5Star Balanced Fund, AFBA 5Star Large Cap Fund (formerly, known as "AFBA 5Star Equity Fund"), AFBA 5Star High Yield Fund, AFBA 5Star Mid Cap Fund, AFBA 5Star Science & Technology Fund, AFBA 5Star Small Cap Fund and AFBA 5Star USA Global Fund (hereafter, the "Funds").

INFORMATION ABOUT THE FUNDS' INVESTMENTS AND RISKS

Classification: The Company is classified and registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is classified as diversified under the 1940 Act. These classifications mean that the assets of the Funds are invested in a diversified portfolio of investments and the Funds operate as mutual funds, allowing shareholders to buy and sell shares at any time (as described in the Prospectuses).

Investment Strategies and Risks. The following supplements the information contained in the Prospectuses concerning the investment objectives and policies of the Funds. Each Fund's investment objective is fundamental and may not be changed without approval of a majority of the Fund's outstanding shares. With the exception of the investment policies of the AFBA 5Star Balanced Fund, AFBA 5Star Large Cap Fund, AFBA 5Star High Yield Fund and AFBA 5Star USA Global Fund as described in the Prospectuses and this SAI may not be changed without approval of a majority of the particular Fund's outstanding shares. Unless otherwise stated, the investment policies of the AFBA 5Star Mid Cap Fund, AFBA 5Star Science & Technology Fund and AFBA 5Star Small Cap Fund and as described in the prospectus and this SAI may be changed by the Board of Directors without shareholder approval.

AFBA 5Star Balanced Fund – seeks both long-term capital growth and high current income. Long-term capital growth is intended to be achieved primarily by the Fund's investment in common stocks and secondarily by the Fund's investment in convertible bonds and convertible preferred stocks. High current income is intended to be achieved by the Fund's investment in corporate bonds, government bonds, mortgage-backed securities, convertible bonds, preferred stocks and convertible preferred stocks, with an emphasis on lower-rated bonds.

It is expected that the majority of common stocks purchased by the Fund will be large capitalization companies with most, if not all, listed on the New York Stock Exchange. Large capitalization stocks are considered to be those with capitalization in excess of $1.5 billion. It is not the sub-adviser's intention to make wide use of Nasdaq-traded, smaller capitalization common stocks (capitalization of less than $1.5 billion). The Fund may invest up to 75% of its assets in corporate bonds, convertible bonds, preferred stocks and convertible preferred stocks. The Fund's sub-adviser expects that generally these securities may be rated below investment grade or its equivalent by the major rating agencies.

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Securities rated below Baa by Moody's Investors Service, Inc. ("Moody's") or BBB by Standard & Poor's Corporation ("Standard & Poor's") are commonly known as junk bonds and are considered to be high risk. Yields on such bonds will fluctuate over time, and achievement of the Fund's investment objective may be more dependent on the Fund's own credit analysis than is the case for higher rated bonds. The Fund will not invest in securities that, at the time of initial investment, are rated less than B by Moody's or Standard & Poor's. Securities that are subsequently downgraded in quality below B may continue to be held by the Fund, and will be sold only at the Fund adviser's discretion. In addition, the credit quality of unrated securities purchased by the Fund must be, in the opinion of the Fund's adviser, at least equivalent to a B rating by Moody's or Standard & Poor's. Securities rated less than Baa by Moody's or BBB by Standard & Poor's are classified as non-investment grade securities. Such securities carry a high degree of risk and are considered speculative by the major credit rating agencies. (See "High Yielding Debt Securities.")

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AFBA 5Star Large Cap Fund (formerly, the "AFBA 5Star Equity Fund") – seeks long-term capital growth by investing primarily in common stocks. Realization of dividend income is a secondary consideration. AFBA 5Star Large Cap Fund will normally invest in a broad array of common stocks, in terms of companies and industries. It is expected that the Fund will invest at least 80% of its net assets in large capitalization or "large cap" companies, most of which, if not all, are listed on the New York Stock Exchange. The Fund considers a company to be a large cap company if it has a market capitalization of $10 billion or greater at the time of purchase. (The Fund changed its name from AFBA 5Star Equity Fund to ABFA 5Star Large Cap Fund effective July 31, 2002.)

AFBA 5Star High Yield Fund – primarily seeks a high level of current income and secondarily, capital growth. The Fund invests primarily in a diversified portfolio of high-yielding fixed income securities. High current income is intended to be achieved by the Fund's investment in fixed income securities, without restriction, such as corporate bonds, government bonds, convertible bonds, preferred stocks and convertible preferred stocks. The Fund may not invest in foreign government bonds. Capital growth is intended to be achieved by the appreciation of fixed income and equity investments held in the Fund.

The Fund may invest up to 100% of its assets in fixed income securities, including without limitation, corporate bonds, convertible bonds, preferred stocks and convertible preferred stocks. These securities may be rated below investment grade by the major rating agencies or, if unrated, are in the opinion of the sub-adviser of similar quality. Securities rated Baa and below by Moody's or BBB and below by Standard & Poor's are commonly known as "junk bonds" and are considered to be high risk (see "High Yielding Debt Securities"). Yields on such bonds will fluctuate over time, and achievement of the Fund's investment objective may be more dependent on the Fund's own credit analysis than is the case for higher rated bonds. Up to 20% of the Fund's assets may be invested in debt securities which are rated less than B at the time of purchase or if unrated are in the opinion of the sub-adviser of similar quality. Securities rated B or higher at the time of purchase, which are subsequently downgraded, will not be subject to this limitation. The lowest rating that may be held in the Fund is D, or that of defaulted securities. The Fund will not purchase obligations that are in default, but may hold in the portfolio securities that go into default subsequent to acquisition by the Fund.

The proportion of the Fund invested in each type of security is expected to change over time in accordance with the sub-adviser's interpretation of economic conditions and underlying security values. However, it is expected that a minimum of 65% of the Fund's total assets will always be invested in fixed income securities and that a maximum of 10% of its total assets will be invested in equity securities. The Fund's flexible investment policy allows it to invest in securities with varying maturities; however, it is anticipated that the average maturity of securities acquired by the Fund will not exceed 15 years. The average maturity of the Fund will be generally ten years or less.

Sometimes the Fund's sub-adviser may believe that a full or partial temporary defensive position is desirable, due to present or anticipated market or economic conditions. To achieve a defensive posture, the sub-adviser may take any one or more of the following steps with respect to assets in the Fund's portfolio: (1) shortening the average maturity of the Fund's debt portfolio; (2) holding cash or cash equivalents; and (3) emphasizing high-grade debt securities. Use of a defensive posture by the Fund's sub-adviser may involve a reduction in the yield on the Fund's portfolio.

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AFBA 5Star Mid Cap Fund - seeks long term growth by investing at least 80% of its net assets in common stocks and other equity securities (including convertibles and warrants) of medium-sized companies. The Fund will normally invest in a broad array of securities, which are diversified in terms of companies and industries. Investments in common stocks in general are subject to market, economic and business risks that will cause their price to fluctuate over time. Investment in medium-sized company securities may involve greater price volatility than securities of larger, more established companies.

AFBA 5Star Science & Technology Fund – seeks long-term capital growth by investing at least 80% of its net assets in the equity securities of companies expected to benefit from the development, advancement, and use of science and technology.

The Fund's principal investment strategy is to select stocks that the adviser believes have prospects for above average earnings based on intensive fundamental research. Holdings can range from a significant amount in small companies developing new technologies to blue chip firms with established track records of developing and marketing technology. Investments may also include companies that are likely to benefit from technological advances even if those companies are not directly involved in the specific research and development. Some of the industries likely to be included in the Fund are: electronics (including hardware, software and components); communications; E-commerce; information; media; life sciences and healthcare; environmental services; chemicals and synthetic materials; and defense and aerospace.

AFBA 5Star Small Cap Fund – seeks long-term capital growth by investing at least 80% of its net assets in equity securities of small companies. Small companies are considered to be companies with market capitalization of up to $2 billion at the time of purchase, or issuers whose individual market capitalization would place them at the time of purchase in the lowest 20% total market capitalization of companies that have equity securities listed on a U.S. national securities exchange or trading on the NASDAQ system. Based on current market conditions, the current target is issuers with individual market capitalization of $2 billion or less. Equity securities include common stock, preferred stock and securities convertible into common stock or preferred stock. The AFBA 5Star Small Cap Fund will normally invest in a broad array of securities, diversified in terms of companies and industries.

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AFBA 5Star USA Global Fund - seeks capital growth by investing at least 80% of its net assets in common stocks of companies based in the United States that receive greater than 40% of their revenues or income from international operations; measured as of the preceding four completed quarters of business or the respective company's most recently completed fiscal year. The Fund will invest in common stocks considered by the sub-adviser to have above average potential for appreciation; income is a secondary consideration. Under normal circumstances, the Fund will invest a majority of its assets in common stocks listed on the New York Stock Exchange.

Investments

ADRs. The AFBA 5Star Large Cap Fund, AFBA 5Star Mid Cap Fund, AFBA 5Star Science & Technology Fund and AFBA 5Star Small Cap Fund may gain international exposure through investing in American Depositary Receipts (ADRs). ADRs, which are issued by domestic banks, are publicly traded in the United States and represent ownership in underlying foreign securities. The AFBA 5Star Science & Technology Fund does not intend to invest more than 5% in ADRs, nor do the Funds intend to invest directly in foreign securities or foreign currencies.

Up to 25% of the total assets of the AFBA 5Star Large Cap Fund, the AFBA 5Star Mid Cap Fund and the AFBA 5Star Small Cap Fund may be invested in ADRs. However, under normal circumstances these Funds do not intend to invest the total authorized amount. Most ADRs are traded on a U.S. stock exchange and can be sponsored or unsponsored. Issuers of unsponsored ADRs are not contractually obligated to disclose material information in the U.S. and, therefore, there may not be a correlation between such information and the market value of the unsponsored ADR.

ADRs do not involve the same direct currency and liquidity risks as securities denominated in foreign currency. However, their value will generally be affected by currency fluctuations that alter the value of the security underlying the ADRs with respect to the U.S. dollar. Also, investing in foreign companies, even through ADRs, may involve more risks than investing in U.S. companies. These risks can increase the potential for losses in the Fund and may include, among others, currency risks (fluctuations in currency exchange rates and the new euro currency), country risks (political, social and economic instability, currency devaluations and policies that have the effect of limiting or restricting foreign investment or the movement of assets) different trading practices, less government supervision, less publicly available information, limited trading markets and greater volatility. ADRs do not involve the same direct currency and liquidity risks as securities denominated in foreign currency. However, their value will generally be affected by currency fluctuations that alter the value of the security underlying the ADRs with respect to the U.S. dollar.

Asset-Backed Securities. The AFBA 5Star High Yield Fund and the AFBA 5Star Science & Technology Fund may invest in asset-backed securities. Asset-backed securities are collateralized by short maturity loans such as automobile receivables, credit card receivables, other types of receivables or assets. Credit support for asset-backed securities may be based on the underlying assets and/or provided through credit enhancements by a third party. Credit enhancement techniques include letters of credit, insurance bonds, limited guarantees (which are generally provided by the issuer), senior-subordinated structures and over-collateralization.

Cash Management. For purposes including, but not limited to, meeting redemptions and unanticipated expenses, the Funds may invest a portion of their assets in cash or high-quality, short-term debt obligations readily changeable into cash. Such high quality, short-term obligations include: money market securities, commercial paper, bank certificates of deposit, and repurchase agreements collateralized by government securities. Investments in commercial paper are restricted to companies in the top two short-term rating categories by Moody's and Standard & Poor's. In addition, the Funds may invest up to 100% of their respective assets in such securities for temporary, emergency purposes.

Convertible Securities. The AFBA 5Star High Yield Fund, AFBA 5Star Mid Cap Fund and AFBA 5Star Small Cap Fund may invest in convertible securities. Traditional convertible securities include corporate bonds, notes and preferred stocks that may be converted into or exchanged for common stock, and other securities that also provide an opportunity for equity participation. These securities are generally convertible either at a stated price or a stated rate (that is, for a specific number of shares of common stock or other security). As with other fixed income securities, the price of a convertible security to some extent varies inversely with interest rates. While providing a fixed-income stream (generally higher in yield than the income derivable from a common stock but lower than that afforded by a non-convertible debt security), a convertible security also affords the investor an opportunity, through its conversion feature, to participate in the capital appreciation of the common stock into which it is convertible. As the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the price of a convertible security tends to rise as a reflection of the value of the underlying common stock. To obtain such a higher yield, the Fund may be required to pay for a convertible security an amount in excess of the value of the underlying common stock. Common stock acquired by the Fund upon conversion of a convertible security will generally be held for so long as the sub-adviser anticipates such stock will provide the Fund with opportunities that are consistent with the Fund's investment objective and policies.

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Covered Call Options. Each Fund is authorized to write (i.e. sell) covered call options on the securities in which it may invest and to enter into closing purchase transactions with respect to certain of such options. A covered call option is an option where the Fund in return for a premium gives another party a right to buy specified securities owned by the Fund at a specified future date and price set at the time of the contract. Covered call options are intended to serve as a partial hedge against any declining price of the underlying securities.

Up to 25% of a Fund's total assets may be subject to covered call options. By writing covered call options, the Fund gives up the opportunity, while the option is in effect, to profit from any price increase in the underlying security above the option exercise price. In addition, a Fund's ability to sell the underlying security will be limited while the option is in effect unless the Fund effects a closing purchase transaction. A closing purchase transaction cancels out a Fund's position as the writer of an option by means of an offsetting purchase of an identical option prior to the expiration of the option it has written. Upon the termination of a Fund's obligation under a covered call option other than through exercise of the option, the Fund will realize a short-term capital gain or loss. Any gain realized by a Fund from the exercise of an option will be short- or long-term depending on the period for which the stock was held. The writing of covered call options creates a straddle that is potentially subject to the straddle rules, which may override some of the foregoing rules and result in a deferral of some losses for tax purposes.

Debt Securities. In addition to investing for cash management purposes, the AFBA 5Star Mid Cap Fund may invest in debt securities on an intermittent basis. A debt security represents a loan of money by the purchase of the securities to the issuer. A debt security typically has a fixed payment schedule that obligates the issuer to pay interest to the lender and to return the lender's money over a certain period of time. A company typically meets its payment obligations associated with its outstanding debt securities before it declares and pays any dividends to holders of its equity securities. Bonds, notes, debentures and commercial paper are types of debt securities. Each of these differs in the length of the issuers payment schedule, with having commercial paper the shortest payment schedule.

Debt securities are also subject to the risks described in this SAI's Cash Management explanation. Independent rating organizations rate debt securities based upon their assessment of the financial soundness of the issuer. Generally, a lower rating indicates higher risk. The AFBA 5Star Mid Cap Fund may buy debt securities that are rated A or higher by Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Ratings Group (S&P (R)); or unrated debt that is determined to be comparable quality.

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Equity Securities. Each of the Funds will invest in equity securities. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company's success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company's success or lack of success through increases or decreases in the value of the company's shares as traded in the public trading market for such shares. Equity securities generally take the form of common stock or preferred stock. Preferred stockholders typically receive greater dividends but may receive less appreciation than common stockholders and may have greater voting rights as well. Equity securities may also include convertible securities.

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High Yielding Securities. The AFBA 5Star Balanced Fund and the AFBA 5Star High Yield Fund invest in high-yielding, high-risk debt securities (so-called "junk bonds"). These lower rated bonds involve a higher degree of credit risk, the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, a Fund would experience a reduction in its income, and could expect a decline in the market value of the securities so affected. More careful analysis of the financial condition of each issuer of lower grade securities is therefore necessary. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress, which would adversely affect their ability to service their principal and interest payment obligations, to meet projected business goals and to obtain additional financing.

The market prices of lower grade securities are generally less sensitive to interest rate changes than higher rated investments, but more sensitive to adverse economic or political changes or, in the case of corporate issuers, individual corporate developments. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities. Since the last major economic recession, there has been a substantial increase in the use of high-yield debt securities to fund highly leveraged corporate acquisitions and restructurings. Therefore, past experience with high-yield securities in a prolonged economic downturn may not provide an accurate indication of future performance during such periods. Lower rated securities also may have less liquid markets than higher rated securities, and their liquidity as well as their value may be adversely affected by adverse economic conditions. Adverse publicity and investor perceptions, as well as new or proposed laws, may also have a negative impact on the market for high-yield/high-risk bonds.

Credit quality of lower-rated securities can change suddenly and unexpectedly and even recently issued credit ratings may not fully reflect the actual risks posed by a particular high-yield/high-risk security. For these reasons, it is the Funds' policy not to rely primarily on ratings issued by established credit rating agencies, but to utilize such ratings in conjunction with the investment adviser's own independent and ongoing review of credit quality. As a mutual fund investing in fixed income securities, each of the Funds is subject primarily to interest rate, income and credit risk. Interest rate risk is the potential for a decline in bond prices due to rising interest rates. In general, bond prices vary inversely with interest rates. When interest rates rise, bond prices generally fall. Conversely, when interest rates fall, bond prices generally rise. The change in price depends on several factors, including the bond's maturity date. In general, bonds with longer maturities are more sensitive to interest rates than bonds with shorter maturities.

The Funds are also subject to income risk, which is the potential for a decline in the respective Fund's income due to falling market interest rates. In addition to interest rate and income risks, each Fund is subject to credit risk as defined above. The credit risk of a Fund depends on the quality of its investments. Reflecting their higher risks, lower-quality bonds generally offer higher yields (all other factors being equal).

Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities. The term "illiquid securities" for this purpose means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities. Illiquid securities are considered to include generally, among other things, repurchase agreements with maturities in excess of seven days, certain loan participation interests and other securities whose disposition is restricted under the federal securities laws. A Fund's illiquid investments may include privately placed securities that are not registered for sale under the Securities Act of 1933, as amended (the "1933 Act").

The Funds may also, when consistent with their investment objectives and policies, purchase commercial paper issued pursuant to Section 4(2) of the 1933 Act and domestically traded securities that are not registered under the 1933 Act but can be sold to "qualified institutional buyers" in accordance with Rule 144A under the 1933 Act ("Rule 144A Securities"). These securities will not be considered illiquid so long as the Sub-Advisers determines under guidelines approved by the Board of Directors, that an adequate trading market exists. The practice of investing in Rule 144A Securities could increase the level of a Fund's illiquidity during any period that qualified institutional buyers become uninterested in purchasing these securities.

Money Market Securities. Investments by the Funds in money market securities shall include government securities, commercial paper, bank certificates of deposit and repurchase agreements collateralized by government securities. Investment in commercial paper is restricted to companies in the top two rating categories by Moody's and Standard & Poor's.

Repurchase Agreements. The Funds may invest in issues of the United States Treasury or a United States government agency subject to repurchase agreements. A repurchase agreement involves the sale of securities to a Fund with the concurrent agreement by the seller to repurchase the securities at the Fund's cost plus interest at an agreed rate upon demand or within a specified time, thereby determining the yield during the Fund's period of ownership. The result is a fixed rate of return insulated from market fluctuations during such period. Under the 1940 Act, repurchase agreements are considered loans by the respective Fund.
The Funds will enter into repurchase agreements only with United States banks having assets in excess of $1 billion which are members of the Federal Deposit Insurance Corporation, and with certain securities dealers who meet the qualifications set from time to time by the Board of Directors of the Company. The term to maturity of a repurchase agreement normally will be no longer than a few days. Repurchase agreements maturing in more than seven days and other illiquid securities will not exceed 15% of the net assets of the Fund.

The use of repurchase agreements involves certain risks. For example, if the seller of the agreement defaults on its obligation to repurchase the underlying securities at a time when the value of these securities has declined, a Fund may incur a loss when the securities are sold. If the seller of the agreement becomes insolvent and subject to liquidation or reorganization under the Bankruptcy Code or other laws, disposition of the underlying securities may be delayed pending court proceedings. Finally, it is possible that a Fund may not be able to perfect its interest in the underlying securities. While the Fund's Manager acknowledges these risks, it is expected that they can be controlled through stringent security selection criteria and careful monitoring procedures.

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Small Capitalization Securities. Investments in common stocks in general are subject to market, economic and business risks that will cause their price to fluctuate over time. Investment in smaller company securities may involve greater price volatility than securities of larger, more established companies. The AFBA 5Star Small Cap Fund will primarily invest in the equity securities of such smaller companies. The AFBA 5Star Balanced Fund, the AFBA 5Star Mid Cap Fund and the AFBA 5Star Science & Technology Fund may occasionally invest in equity securities of such smaller companies. Therefore investments in these Funds may be more suitable for long-term investors who can bear the risk of these fluctuations.

Large Capitalization Securities. Investment in larger capitalization company securities involve certain risks because larger companies may be unable to respond quickly to new competitive challenges like changes in consumer tastes or innovative smaller competitors. Larger companies are also sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion. AFBA 5Star Large Cap Fund and AFBA 5Star USA Global Fund will primarily invest in the equity securities of large capitalization companies. AFBA 5Star Mid Cap Fund and AFBA 5Star Balanced Fund may occasionally invest in equity securities of such larger companies.

Mid-Capitalization Securities. Generally, mid-capitalization companies may have more potential for growth than larger companies. Investing in mid-capitalization companies, however, may involve greater risk than investing in larger companies. Mid-capitalization companies may not have the management experience, financial resources, product diversification and competitive strengths of larger companies, and, therefore, their securities may be more volatile than the securities of larger, more established companies. Medium-sized company stocks may be bought and sold less often and in smaller amounts than larger company stocks. Because of this, if a fund wants to sell a large quantity of a medium-sized company's stock, it may have to sell at a lower price than its investment advisor might prefer, or it may have to sell in smaller than desired quantities over a period of time. AFBA 5Star Mid Cap Fund will primarily invest in the equity securities of mid-capitalization companies. AFBA 5Star Large Cap Fund, AFBA 5Star Small Cap Fund, AFBA 5Star Science & Technology Fund, AFBA 5Star Balanced Fund and AFBA 5Star USA Global Fund will occasionally invest in equity securities of such mid-capitalization companies.

Warrants. The AFBA 5Star Science and Technology Fund and the AFBA 5Star Mid Cap Fund may invest in warrants. Warrants are pure speculation in that they have no voting rights, pay no dividends and have no rights with respect to the assets of the corporation issuing them. Warrants basically are options to purchase equity securities at a specific price valid for a specific period of time. They do not represent ownership of the securities, but only the right to buy them. Warrants differ from call options in that warrants are issued by the issuer of the security, which may be purchased on their exercise, whereas call options may be written or issued by anyone. The prices of warrants do not necessarily move parallel to the prices of the underlying securities. Rights represent a preemptive right to purchase additional shares of stock at the time of new issuance, before stock is offered to the general public, so that the stockholder can retain the same ownership percentage after the offering.

Fundamental Investment Policies and Restrictions. The following fundamental policies have been adopted by the AFBA 5Star Balanced Fund, the AFBA 5Star Large Cap Fund, the AFBA 5Star High Yield Fund and the AFBA 5Star USA Global Fund. These policies cannot be changed for a Fund without the approval of a "majority of the outstanding voting securities" of the Fund. Under the 1940 Act, a "majority of the outstanding voting securities" of a Fund means the vote of: (i) more than 50% of the outstanding voting securities of the Fund; or (ii) 67% or more of the voting securities of the Fund present at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, whichever is less. In cases where the current legal or regulatory limitations are explained, such explanations are not part of the fundamental restriction and may be modified without shareholder approval to reflect changes in the legal and regulatory requirements.

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Each Fund will not:

(1) purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the holding of the Fund in the securities of such issuer exceeds 5% of the value of the Funds' total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer;

(2) engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities) or futures contracts;

(3) underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933);

(4) make loans to any of its officers, Directors or employees, or to its manager, general distributor or officers or Directors thereof;

(5) make any loan (the purchase of a security subject to a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities is not considered the making of a loan);

(6) invest in companies for the purpose of exercising control of management;

(7) purchase securities on margin, or sell securities short, except that the Fund may write covered call options;

(8) purchase shares of other investment companies except in the open market at ordinary broker's commission or pursuant to a plan of merger or consolidation;

(9) invest in the aggregate more than 5% of the value of its gross assets in the securities of issuers (other than federal, state, territorial, local governments, corporations, or authorities established thereby), which, including predecessors, have not had at least three years' continuous operations;

(10) except for transactions in its shares or other securities through brokerage practices which are considered normal and generally accepted under circumstances existing at the time, enter into dealings with its officers or Directors, its manager or underwriter, or their officers or Directors, or any organization in which such persons have a financial interest;

(11) borrow or pledge its assets under normal circumstances, except up to 10% of its total assets (computed at the lower of fair market value or cost) temporarily for emergency or extraordinary purposes, and not for the purpose of leveraging its investments, and provided further that any borrowing in excess of the 5% of the total assets of the Fund shall have asset coverage of at least 3 to 1;

(12) make itself or its assets liable for the indebtedness of others;

(13) invest in securities which are assessable or involve unlimited liability;

(14) purchase any securities which would cause 25% or more of the assets of the Fund at the time of purchase to be invested in any one industry. In applying this restriction, it is a matter of non-fundamental policy that investment in certain categories of companies will not be considered to be investments in a particular industry. For example: (i) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; (ii) technology companies will be divided according to their products and services, for example, hardware, software, information services and outsourcing, or telecommunications will each be a separate industry; (iii) asset-backed securities will be classified according to the underlying assets securing such securities; and (iv) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; or

(15) issue senior securities, except as the 1940 Act or any rule thereunder may permit.

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Fundamental Investment Policies and Restrictions for the AFBA 5Star Mid Cap Fund, the AFBA 5Star Science & Technology Fund and the AFBA 5Star Small Cap Fund:

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Each Fund will not:

(1) borrow money or issue senior securities, except as the 1940 Act or any rule thereunder may permit. The following sentence is intended to describe the current regulatory limits relating to senior securities and borrowing activities that apply to mutual funds and the information in the sentence may be changed without shareholder approval to reflect changes in the 1940 Act or any rule thereunder. A Fund may borrow up to 5% of its total assets for temporary purposes and may also borrow from banks, provided that if borrowing exceeds 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the Fund's other assets. The effect of this provision is to allow the Fund to borrow from banks amounts up to one-third (33 1/3%) of its total assets (including those assets represented by the borrowing);

(2) underwrite the securities of other issuers, except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933;

(3) purchase or sell real estate, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein; or investing in securities that are secured by real estate or interests therein;

(4) purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities;

(5) make loans, provided that this restriction does not prevent the Fund from purchasing debt obligations, entering into repurchase agreements, and loaning its assets to brokers/dealers or institutional investors.

(6) Change its classification from diversified as defined under the 1940 Act to non-diversified. Under the 1940 Act, diversified generally means that the Fund may no, with respect to 75% of its total assets, invest more than 5% of its total assets in securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and securities issued by investment companies, or purchase more than 10% of the voting securities of any one issuer.

In addition, the AFBA 5Star Mid Cap Fund will not:

(7) Make investments that will result in the concentration, as that term may be defined in the 1940 Act, any rule or order thereunder, or U.S. Securities and Exchange Commission ("SEC") staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry. The SEC staff currently takes the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the industry. This restriction does not limit the Fund from investing in obligations issued or guaranteed by the U.S. government, or its agencies or instrumentalities. Concentration will be examined by looking at each company's particular niche and not its general industry. In particular, technology companies will be divided according to their products and services; for example, hardware, software, information services and outsourcing, telecommunications will each be a separate industry. Furthermore, financial service companies will be classified according to the end users of their services; for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; asset-backed securities will be classified according to the underlying assets securing such securities; and, utility companies will be divided according to their services; for example, gas, gas transmission, electric and telephone will each be considered a separate industry.

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Non-Fundamental Policies and Restrictions for the AFBA 5Star Mid Cap Fund, the AFBA 5Star Science & Technology Fund and the AFBA 5Star Small Cap Fund:

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In addition to the fundamental policies and investment restrictions described above, and the various general investment policies described in the Prospectus, the AFBA 5Star Small Cap and AFBA 5Star Science & Technology Funds are subject to the following investment restrictions, which are considered non-fundamental and may be changed by the Board of Directors without shareholder approval.

(1) Other Investment Companies. Each Fund is permitted to invest in other investment companies, including open-end, closed-end or unregistered investment companies, either within the percentage limits set forth in the 1940 Act, any rule or order thereunder, or SEC staff interpretation thereof, or without regard to percentage limits in connection with a merger, reorganization, consolidation or other similar transaction. However, a Fund may not operate as a fund of funds which invests primarily in the shares of other investment companies as permitted by Section 12(d)(1)(F) or (G) of the 1940 Act, if its own shares are utilized as investments by such a fund of funds. Under current legal and regulatory requirements, the Fund may invest up to 5% of its total assets in the securities of any one investment company, but may not own more than 3% of any investment company or invest more than 10% of its total assets in the securities of other investment companies.

(2) The Funds may not invest more than 15% of its net assets in securities which it cannot sell or dispose of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment; and

(3) The Funds may not borrow for the purpose of leveraging its investments. In this regard, a Fund will not purchase portfolio securities when borrowings exceed 5% of its total assets.

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Portfolio Turnover. Annual portfolio turnover ratios for time periods indicated are as follows:

Name of Fund	Fiscal Year Ended March 31, 2000	Fiscal Year Ended March 31, 2001	Fiscal Year Ended March 31, 2002

AFBA 5Star Balanced Fund AFBA 5Star Large Cap Fund AFBA 5Star High Yield Fund AFBA 5Star USA Global Fund	44% 31% 34% 36%	28% 29% 36% 14%	17% 11% 34% 13%

MANAGEMENT OF AFBA 5STAR FUND, INC.

Directors and Officers. The Funds are managed by AFBA 5Star Investment Management Company (the "Manager") subject to the supervision and control of the Board of Directors of the Company. The Board meets regularly to review the activities of the officers, who are responsible for day-to-day operations of the Company. The following lists the officers and Directors of the Company, their age, address, position, term of office and principle occupation.

Name, Address and Age	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolio in Fund Complex Overseen by Director	Other Trusteeships/ Directorships Held by Director
DISINTERESTED DIRECTORS
General Monroe W. Hatch, Jr., USAF (Ret.) (67) 8210 Thomas Ashleigh Lane Clifton, Virginia, 20124	Director	Director since January 1997. Shall serve as Director until his resignation, or until terminated or until his successor is elected and qualified.	President, Professional Services, Consultant to Industry; formerly Executive Director, Air Force Association.	7	N/A
General Louis C. Wagner, Jr., USA (Ret.) (69) 6309 Chaucer Lane Alexandria Virginia 22304	Director	Director January 1997. Shall serve as Director until his resignation, or until terminated or until his successor is elected and qualified.	Private Consultant	7	N/A
Brigadier General Henry J. Sechler, USAF (Ret.) (69) 3190 Fairview Park Drive Falls Church, Virginia 22030	Director	Director since January 1997. Shall serve as Director until his resignation, or until terminated or until his successor is elected and qualified.	Retired since 1997; formerly, Vice President, General Dynamics Corp.	7	N/A
Lieutenant General John S. Fairfield, USAF (Ret.) (61)	Director	Director since May 2002. Shall serve as Director until his resignation, or until terminated or until his successor is elected and qualified.	Vice President, DynCorp (federal government services), formerly Director, Quintek (reprographics imaging)	7	N/A
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INTERESTED DIRECTORS
*Lieutenant General C.C. Blanton, USAF (Ret.) (72) 909 North Washington Street Alexandria, Virginia 22314	Chairman and Director	Chairman and Director since January 1997. Shall serve as Chairman and Director at the pleasure of the Board, until his resignation or termination or until his successor is elected and qualified.	President, Chief Executive Officer, Armed Forces Benefit Association; Chairman, 5Star Financial Company; Chairman, 5Star Bank; Chairman, 5Star Life Insurance Company; Chairman, AFBA 5Star Investment Management Company.	7	N/A
*John A. Johnson (65) 909 North Washington Street Alexandria, Virginia 22314	President and Director	President and Director since January 1997. Shall serve as President and Director until his resignation or termination or until his successor is elected and qualified.	President, Chief Executive Officer, Director, 5Star Financial Company; President, Chief Executive Officer, Director, AFBA 5Star Investment Management Company; and AFBA 5Star Securities Company. Formerly, President and Chief Executive Officer, 5Star Life Insurance Company and 5Star Administrators, Inc.	7	N/A
*John C. Kornitzer (55) 5420 W. 61st Place Shawnee Mission, KS 66205-3084	Director	Director since January 1997. Shall serve as Director until his resignation or termination.	President, Kornitzer Capital Management, Inc; formerly Vice President of Investments, Employers Reinsurance Corp.	7	N/A
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OFFICER(S) WHO ARE NOT DIRECTORS
Kimberley E. Wooding (34) 909 North Washington Street Alexandria, Virginia 22314	CFO and Treasurer

CFO since December 2000. Treasurer since November 1999. Shall serve as CFO and Treasurer at the pleasure of the Board or until her resignation or termination or until her successor is elected and qualified.

Executive Vice President and Chief Financial Officer, 5Star Life Insurance Company, AFBA 5Star Investment Management Company and AFBA 5Star Securities Company; formerly, Manager, Price Waterhouse, LLP.

				N/A	N/A
Michael E. Houchins (33) 909 North Washington Street Alexandria, Virginia 22314	Vice President and Secretary

Vice President and Secretary since December 2000. Shall serve as Vice-President and Secretary at the pleasure of the Board or until his resignation or termination or until his successor is elected and qualified.

			Vice President and Controller of 5Star Life Insurance Company and AFBA 5Star Investment Management Company; formerly, Auditor, PricewaterhouseCoopers LLP.	N/A	N/A
Andrew J. Welle (35) 909 North Washington Street Alexandria, Virginia 22314	Vice President	Vice President since December 2000. Shall serve as Vice President at the pleasure of the Board or until his resignation or termination or until his successor is elected or qualified.	Vice President of AFBA 5Star Securities Company. Director for Distribution, AFBA 5Star Investment Management Company.	N/A	N/A
Lorraine J. Lennon (41) 909 North Washington Street Alexandria, Virginia 22314	Vice President Compliance	Vice President since December 2000. Shall serve as Vice-President of Compliance at the pleasure of the Board or until her resignation or termination or until his successor is elected and qualified.

Vice President of Compliance for 5Star Life Insurance Company, AFBA 5Star Investment Management Company and AFBA 5Star Securities Company; formerly Chief Compliance Officer, Banner Life Insurance Company and Banner Financial Services Group.

				N/A	N/A
Jeffrey C. Sandefur (57) 909 North Washington Street Alexandria, Virginia 22314	Assistant Secretary	Assistant Secretary since April 1999. Shall serve as Assistant Secretary at the pleasure of the Board or until his resignation or termination or until his successor is elected and qualified.	Sr. Vice President, Marketing, 5Star Financial Company, 5Star Bank and 5Star Life Insurance Company.	N/A	N/A
John R. Moorman (32) 909 North Washington Street Alexandria, Virginia 22314	Assistant Vice President

Assistant vice President since December 2000. Shall serve as Assistant Vice-President at the pleasure of the Board or until his resignation or termination or until his successor is elected and qualified.

			Distribution Manager, AFBA 5Star Investment Management Company.	N/A	N/A

*Lieutenant General C. C. Blanton, USAF (Ret.) is considered an interested person of the Company under the federal securities laws due to his positions as an officer and/or chairman of AFBA 5Star Investment Management Company, the Investment Manager of the Funds and other AFBA 5Star entities. John A. Johnson's status as an interested person results from his positions as an officer and/or director of AFBA 5Star Investment Management Company and other AFBA 5Star entities. John Kornitzer is considered an interested person due to his position as president and major shareholder of Kornitzer Capital Management, Inc., sub-adviser to the Funds.

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Security and Other Interests. The following table sets forth the dollar range of equity securities beneficially owned by each Director in each Portfolio of the Company and in all registered investment companies overseen by the Director within the Company's family of investment companies, as of December 31, 2001.

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AFBA 5Star Balanced Fund

Name of Director	Dollar Range of Equity Securities in the AFBA 5Star Balanced Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director within the Family of Investment Companies
INTERESTED DIRECTORS
Lieutenant General C.C. Blanton	$10,001-$50,000	Over $100,000

John A. Johnson	$10,001-$50,000	Over $100,000

John C. Kornitzer	$10,001-$50,000	Over $100,000

DISINTERESTED DIRECTORS
General Monroe W. Hatch	$0	$10,001-$50,000

General Louis C. Wagner, Jr.	$0	$10,001-$50,000

Brigadier General Henry J. Sechler	$0	$0
Lieutenant General John S. Fairfield	$0	$1 - $10,000

AFBA 5Star Large Cap Fund

Name of Director	Dollar Range of Equity Securities in the AFBA 5Star Equity Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director within the Family of Investment Companies
INTERESTED DIRECTORS
Lieutenant General C.C. Blanton	Over $100,000	Over $100,000

John A. Johnson	$10,001-$50,000	Over $100,000

John C. Kornitzer	$10,001-$50,000	Over $100,000

DISINTERESTED DIRECTORS
General Monroe W. Hatch	$10,001-$50,000	$10,001-$50,000

General Louis C. Wagner, Jr.	$1-$10,000	$10,001-$50,000

Brigadier General Henry J. Sechler	$0	$0
Lieutenant General John S. Fairfield	$1 - $10,000	$1 - $10,000

AFBA 5Star High Yield Fund

Name of Director	Dollar Range of Equity Securities in the AFBA 5Star High Yield Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director within the Family of Investment Companies
INTERESTED DIRECTORS
Lieutenant General C.C. Blanton	$0	Over $100,000

John A. Johnson	$10,001-$50,000	Over $100,000

John C. Kornitzer	$10,001-$50,000	Over $100,000

DISINTERESTED DIRECTORS
General Monroe W. Hatch	$0	$10,001-$50,000

General Louis C. Wagner, Jr.	$0	$10,001-$50,000

Brigadier General Henry J. Sechler	$0	$0

Lieutenant General John S. Fairfield	$0	$1 - $10,000

AFBA 5Star Science & Technology Fund

Name of Director	Dollar Range of Equity Securities in the AFBA 5Star Science & Technology Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director within the Family of Investment Companies
INTERESTED DIRECTORS
Lieutenant General C.C. Blanton	Over $100,000	Over $100,000

John A. Johnson	$50,001-$100,000	Over $100,000

John C. Kornitzer	$0	Over $100,000

DISINTERESTED DIRECTORS
General Monroe W. Hatch	$0	$10,001-$50,000

General Louis C. Wagner, Jr.	$0	$10,001-$50,000

Brigadier General Henry J. Sechler	$0	$0

Lieutenant General John S. Fairfield	$0	$1 - $10,000

AFBA 5Star Small Cap Fund

Name of Director	Dollar Range of Equity Securities in the AFBA 5Star Small Cap Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director within the Family of Investment Companies
INTERESTED DIRECTORS
Lieutenant General C.C. Blanton	Over $100,000	Over $100,000

John A. Johnson	$10,001-$50,000	Over $100,000

John C. Kornitzer	$0	Over $100,000

DISINTERESTED DIRECTORS
General Monroe W. Hatch	$0	$10,001-$50,000

General Louis C. Wagner, Jr.	$0	$10,001-$50,000

Brigadier General Henry J. Sechler	$0	$0

Lieutenant General John S. Fairfield	$0	$1 - $10,000

AFBA 5StarUSA Global Fund

Name of Director	Dollar Range of Equity Securities in the AFBA 5Star USA Global Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director within the Family of Investment Companies
INTERESTED DIRECTORS
Lieutenant General C.C. Blanton	Over $100,000	Over $100,000

John A. Johnson	$50,001-$100,000	Over $100,000

John C. Kornitzer	$10,001-$50,000	Over $100,000

DISINTERESTED DIRECTORS
General Monroe W. Hatch	$1-$10,000	$10,001-$50,000

General Louis C. Wagner, Jr.	$1-$10,000	$10,001-$50,000

Brigadier General Henry J. Sechler	$0	$0

Lieutenant General John S. Fairfield	$0	$1 - $10,000

Lieutenant General C.C. Blanton is considered an interested person of the Company under the federal securities laws due to his positions as officer and/or Chairman of AFBA 5Star Investment Management Company (the "Manager") and other AFBA 5Star entities. John A. Johnson's status as an interested person results from his positions as an officer and/or director of the Manager and other AFBA 5Star entities. John Kornitzer is considered to be an interested person due to his position as President and major shareholder of Kornitzer Capital Management, Inc., sub-adviser to the Funds.

As of December 31, 2001, none of the "disinterested" Directors of the Company as defined in the 1940 Act, or their immediate family members owned beneficially or of record, an interest in the Company's Manager or Distributor, or in any person directly or indirectly controlling, controlled by, or under common control with the Manager or Distributor.

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

Name of Directors	Name of Owners and Relationships to Directors	Company	Title of Class	Value of Securities	Percent of Class
DISINTERESTED DIRECTORS

General Monroe W. Hatch

General Louis C. Wagner, Jr.

Brigadier General Henry J. Sechler
Lieutenant General John S. Fairfield

Compensation. Disinterested Directors are compensated and reimbursed by the Funds for their expenses arising out of normal duties and services. Director compensation for the fiscal year ended March 31, 2002 was as follows:

Name of Person And Position	Aggregate Compensation from Company	Pension or Retirement Benefits Accrued as Part of Company Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Company and Fund Complex Paid to Director*
INTERESTED DIRECTORS

Lieutenant General C.C. Blanton	$0	$0	$0	$0

John A. Johnson	$0	$0	$0	$0

John C. Kornitzer	$0	$0	$0	$0

DISINTERESTED DIRECTORS

General Monroe W. Hatch	$12,250	$0	$0	$12,250

General Louis C. Wagner, Jr	$12,250	$0	$0	$12,250

Brigadier General Henry J. Sechler	$12,250	$0	$0	$12,250

Lieutenant General John S. Fairfield	$0	$0	$0	$0

*  The total amount compensated to the Directors for their service on the Company's Board and the Board of one other investment company in the fund complex.

** Lt. General Fairfield was elected to the Board on May 30, 2002, and therefore did not receive any compensation for the fiscal year ended March 31, 2002.

Messrs. Hatch, Sechler, Wagner and Fairfield have no financial interest in, nor are they affiliated with AFBA 5Star Investment Management Company, PFPC Distributors, Inc. or Kornitzer Capital Management, Inc.

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Code of Ethics. The Company, the Manager and the sub-adviser have each adopted a code of ethics, as required by Rule 17j-1 under the 1940 Act. Under each code of ethics, persons who are designated as access persons may engage in personal securities transactions, including transactions involving securities that may be purchased or sold by any Fund, subject to certain general restrictions and procedures. Each code of ethics contains provisions designed to substantially comply with the recommendations contained in the Investment Company Institute's 1994 Report of the Advisory Group on Personal Investing. The codes of ethics are on file with the Securities and Exchange Commission.

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CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

Control Persons. Persons or organizations beneficially owning 25% or more of the outstanding shares of a portfolio may be presumed to "control" a Fund. As a result, those persons or organizations could have the ability to vote a majority of the shares of a Fund on any matter requiring the approval of the shareholders of that Fund. As of December 31, 2001, Armed Forces Benefit Association (AFBA), 909 N. Washington Street, Alexandria, VA 22314 owned of record the following percentages of the outstanding shares of the Class I shares of AFBA 5Star Balanced Fund, AFBA 5Star Large Cap Fund, AFBA 5Star High Yield Fund, AFBA 5Star Mid Cap Fund, AFBA 5Star Science & Technology Fund, AFBA 5Star Small Cap Fund and AFBA 5Star USA Global Fund: 91.4%, 66.4%, 69.8%, 65.4%, 52.7%, 27.8% and 77.9%, respectively. Accordingly, AFBA is deemed to control the Funds.

As of July 1, 2002, the name, address, and percentage ownership of each entity that owned of record 5% or more of the outstanding shares of a Fund were as follows:

AFBA 5Star Balanced Fund (A Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
26.58%

PFPC Trust Co 5 Star Simple IRA FBO Susan H. Calvert 43 Lawrence Street Lyman, SC 29365
11.89%

PFPC Trust Co. c/f Simple IRA FBO Timothy James Austin 36592 N. Point Drive New Baltimore, MI 48047
10.98%

Raymond James & Assoc. Inc. FBO White RIRA Bin # 74256381 880 Carillon Pkwy St. Petersburg, FL 33716
9.00%

PFPC Trust Co. 5 Star Simple IRA FBO Barbara J. Powell 11800 Oakmont Overland Park, KS 66210
6.24%

PFPC Trust Co. 5 Star Simple IRA FBO John Anthony Crumpton 126 Walden Lane Easley, SC 29642
6.21%

PFPC Trust Co. 5 Star Simple IRA FBO Amanda S. Crumpton 126 Walden Lane Easley, SC 29642
5.91%

AFBA 5Star Balanced Fund (B Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
100.00%

AFBA 5Star Balanced Fund (C Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
53.36%

PFPC Trust Co. R/O IRA FBO Nanako Kamiya Hanafin 3220 Felton Drive Beavercreek, OH 45431
46.64%

AFBA 5Star Balanced Fund (I Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
91.56%

AFBA 5Star Large Cap Fund (A Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
15.72%

Raymond James & Assoc. Inc. FBO Husted IRA Bin # 75537771 880 Carillon Pkwy St. Petersburg, FL 33716
6.17%

PFPC Trust Co. 5 Star Simple IRA FBO James F. Hatcher 8301 W. 92nd Terrace Overland Park, KS 66212
5.81%

AFBA 5Star Large Cap Fund (B Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
36.90%

Raymond James & Assoc. Inc. FBO Hill IRA Bin # 71008855 880 Carillon Pkwy St. Petersburg, FL 33716
32.38%

Raymond James & Assoc. Inc. FBO Harris IRA Bin # 77578811 880 Carillon Pkwy St. Petersburg, FL 33716
30.72%

AFBA 5Star Large Cap Fund (C Shares)

PFPC Trust Co. R/O IRA FBO Nanako Kamiya Hanafin 3220 Felton Drive Beavercreek, OH 45431
69.02%

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
30.98%

AFBA 5Star Large Cap Fund (I Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
66.90%

AFBA Deferred Compensation Plan 457F FBO Charles C. Blanton P.O. Box 25587 Alexandria, VA 22313-5587
5.25%

AFBA 5Star High Yield Fund (A Shares)

Raymond James & Assoc. Inc. FBO Lippert Joyce Bin # 51919855 880 Carillon Pkwy St. Petersburg, FL 33716
29.00%

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
7.67%

AFBA 5Star High Yield Fund (B Shares)

Raymond James & Assoc. Inc. FBO Thompson/Adams Bin # 80310796 880 Carillon Pkwy St. Petersburg, FL 33716
14.71%

Raymond James & Assoc. Inc. FBO Groves Annette Bin # 83690642 880 Carillon Pkwy St. Petersburg, FL 33716
14.10%

Raymond James & Assoc. Inc. FBO Mann James Bin # 81021875 880 Carillon Pkwy St. Petersburg, FL 33716
12.87%

Raymond James & Assoc. Inc. FBO Kristl, G&A Bin # 80570690 880 Carillon Pkwy St. Petersburg, FL 33716
10.69%

Raymond James & Assoc. Inc. FBO Bunnell/Hill Bin # 44019353 880 Carillon Pkwy St. Petersburg, FL 33716
9.08%

Raymond James & Assoc. Inc. FBO Bunnell/Hill Bin # 44019348 880 Carillon Pkwy St. Petersburg, FL 33716
9.08%

Manley A. Glanville & Ann M. Glanville JT/WROS 15 Kirtland Street Warner, NH 03278-4017152
7.82%

Raymond James & Assoc. Inc. FBO Bourassa, PA Bin # 80619074 880 Carillon Pkwy St. Petersburg, FL 33716
6.41%

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
5.61%

Raymond James & Assoc. Inc. FBO Varkonyi IRA Bin # 87312514 880 Carillon Pkwy St. Petersburg, FL 33716
5.39%

AFBA 5Star High Yield Fund (C Shares)

Raymond James & Assoc. Inc. FBO Smith, DS Bin # 46074342 880 Carillon Pkwy St. Petersburg, FL 33716
55.55%

Raymond James & Assoc. Inc. FBO McMullen Timoth Bin # 46410777 880 Carillon Pkwy St. Petersburg, FL 33716
27.34%

Raymond James & Assoc. Inc. FBO Hayden IRA Bin # 70501881 880 Carillon Pkwy St. Petersburg, FL 33716
11.28%

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
5.82%

AFBA 5Star High Yield Fund (I Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
73.27%

AFBA 5Star Mid Cap Fund (A Shares)

AFBA Investment Management Co. 909 N. Washington Street Alexandria, VA 22314-1555
100.00%

AFBA 5Star Mid Cap Fund (B Shares)

AFBA Investment Management Co. 909 N. Washington Street Alexandria, VA 22314-1555
100.00%

AFBA 5Star Mid Cap Fund (C Shares)

AFBA Investment Management Co. 909 N. Washington Street Alexandria, VA 22314-1555
100.00%

AFBA 5Star Mid Cap Fund (I Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
66.68%

PFPC Trust Co. 5 Star IRA FBO Lawrence Albert Skantze 1703 Chesterbrook Vale Court McLean, VA 22101
14.06%

Armed Forces Benefit Assoc. 401 K Plan Attn: Mark A. Centanni P.O. Box 25587 Alexandria, VA 22313-5587
9.98%

AFBA 5Star Science & Technology Fund (A Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
43.49%

PFPC Trust Co. 5 Star Simple IRA FBO James F. Hatcher 8301 W. 92nd Terrace Overland Park, KS 66212
17.26%

PFPC Trust Co. 5 Star Simple IRA FBO Gene M. Betts 11701 Brookwood Leawood, KS 66211
12.02%

PFPC Trust Co. 5 Star Simple IRA FBO Janet S. Harness 14708 S. Seminole Olathe, KS 66062
5.54%

PFPC Trust Co. 5 Star Simple IRA FBO Barbara J. Powell 11800 Oakmont Overland Park, KS 66210
5.38%

AFBA 5Star Science & Technology Fund (B Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
100.00%

AFBA 5Star Science & Technology Fund (C Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
100.00%

AFBA 5Star Science & Technology Fund (I Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
53.33%

AFBA Deferred Compensation Plan 457F FBO Charles C. Blanton P.O. Box 25587 Alexandria, VA 22313-5587
17.89%

Armed Forces Benefit Assoc. 401 K Plan Attn: Mark A. Centanni P.O. Box 25587 Alexandria, VA 22313-5587
14.30%

PFPC Trust Co. 5 Star IRA FBO Lawrence Albert Skantze 1703 Chesterbrook Vale Court McLean, VA 22101
6.78%

AFBA 5Star Small Cap Fund (A Shares)

Charles Schwab & Co. Inc. Special Custody Acct. FBO Customers Attn: Mutual Funds 101 Montgomery Street San Francisco, CA 94104
64.05%

Great Plains Trust FBO Paul and Maureen Evans 7700 Shawnee Mission Pkwy., Suite 101 Overland Park, KS 66202
12.76%

AFBA 5Star Small Cap Fund (B Shares)

First Clearing Corporation A/C 8972-3528 Ray A. Zepp 4525 Cove Circle Unit 602 St. Petersburg, FL 33708
28.45%

Raymond James & Assoc. Inc. FBO Amott, RE Bin # 50088482 880 Carillon Pkwy St. Petersburg, FL 33716
11.11%

Raymond James & Assoc. Inc. FBO Loughry Lawrenc Bin # 45283822 880 Carillon Pkwy St. Petersburg, FL 33716
6.44%

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
5.68%

Raymond James & Assoc. Inc. FBO Swanson IRA Bin # 77999265 880 Carillon Pkwy St. Petersburg, FL 33716
5.18%

AFBA 5Star Small Cap Fund (C Shares)

Raymond James & Assoc. Inc. FBO Pace Josephine Bin # 11285110 880 Carillon Pkwy St. Petersburg, FL 33716
9.44%

Raymond James & Assoc. Inc. NTF Ritter, AM Bin # 50161533 880 Carillon Pkwy St. Petersburg, FL 33716
6.93%

Raymond James & Assoc. Inc. FBO Glekas IRA Bin # 70546846 880 Carillon Pkwy St. Petersburg, FL 33716
6.01%

Raymond James & Assoc. Inc. FBO Riojas IRA Bin # 70507982 880 Carillon Pkwy St. Petersburg, FL 33716
5.39%

AFBA 5Star Small Cap Fund (I Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
52.07%

AFBA Deferred Compensation Plan 457F FBO Charles C. Blanton P.O. Box 25587 Alexandria, VA 22313-5587
16.09%

Armed Forces Benefit Assoc. 401 K Plan Attn: Mark A. Centanni P.O. Box 25587 Alexandria, VA 22313-5587
16.06%

AFBA 5Star USA Global Fund (A Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
14.99%

Raymond James & Assoc. Inc. FBO Byrd IRA Bin # 72711245 880 Carillon Pkwy St. Petersburg, FL 33716
12.20%

Raymond James & Assoc. Inc. FBO Copping Rev TR Bin # 11279699 880 Carillon Pkwy St. Petersburg, FL 33716
8.26%

PFPC Trust Co. 5 Star Simple IRA FBO James F. Hatcher 8301 W. 92nd Terrace Overland Park, KS 66212
5.30%

AFBA 5Star USA Global Fund (B Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
85.07%

Raymond James & Assoc. Inc. FBO Utterback RIRA Bin # 77551487 880 Carillon Pkwy St. Petersburg, FL 33716
14.93%

AFBA 5Star USA Global Fund (C Shares)

Raymond James & Assoc. Inc. FBO Greenblatt IRA Bin # 70533518 880 Carillon Pkwy St. Petersburg, FL 33716
56.64%

Raymond James & Assoc. Inc. FBO Riojas RIRA Bin # 70507982 880 Carillon Pkwy St. Petersburg, FL 33716
18.80%

PFPC Trust Co. R/O IRA FBO Nanako Kamiya Hanfin 3220 Felton Drive Beavercreek, OH 45431
12.62%

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
9.95%

AFBA 5Star USA Global Fund (I Shares)

Armed Forces Benefit Assoc. Attn: Scott Pinckney 909 N. Washington Street Alexandria, VA 22314-1555
78.29%

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Management Ownership. The officers and Directors as a group own less than 1% of any of the Funds.

INVESTMENT ADVISORY AND OTHER SERVICES

Manager and Sub-Adviser. AFBA 5Star Investment Management Company acts as Manager of the Funds and is a registered investment adviser under the Investment Advisers Act of 1940. It organized the Company in 1997 and employs at its own expense Kornitzer Capital Management, Inc. to serve as the sub-adviser to the Funds.

For its services as Manager, each Fund pays AFBA 5Star Investment Management Company a fee at the annual rate of 0.80% of its average daily net assets. From these management fees, AFBA 5Star Investment Management Company pays all the Funds' expenses except those directly payable by the Funds. AFBA 5Star Investment Management Company pays Kornitzer Capital Management, Inc. an annual sub-advisory fee of 33/100 of 1% (.33%) of each Funds average daily net assets. AFBA 5Star Investment Management Company received the following management fees from the respective Funds for the time periods indicated:

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Name of Fund	Fiscal Year Ended March 31, 2000	Fiscal Year Ended March 31, 2001	Fiscal Year Ended March 31, 2002
AFBA 5Star Balanced Fund	$ 62,926	$194,149	$ 293,623
AFBA 5Star Large Cap Fund	$ 95,190	$172,088	$ 168,737
AFBA 5Star High Yield Fund	$ 46,250	$ 65,865	$ 71,563
AFBA 5Star Science & Technology Fund	NA	NA	$ 10,353
AFBA 5Star Small Cap Fund	NA	NA	$ 10,968
AFBA 5Star USA Global Fund	$ 91,231	$264,485	$ 321,850

Kornitzer Capital Management, Inc. was founded in 1989 and is a private investment research and counseling organization serving individual, corporate and other institutional clients. Kornitzer Capital Management, Inc. also serves as investment adviser to the Buffalo Group of Mutual Funds. The following amounts were paid to Kornitzer Capital Management, Inc. for its services from AFBA 5Star Investment Management, Inc.:

Name of Fund	Fiscal Year Ended March 31, 2000	Fiscal Year Ended March 31, 2001	Fiscal Year Ended March 31, 2002
AFBA 5Star Balanced Fund	$ 20,954	$ 64,069	$121,119
AFBA 5Star Large Cap Fund	$ 31,698	$ 56,789	$ 69,604
AFBA 5Star High Yield Fund	$ 15,401	$ 21,735	$ 29,520
AFBA 5Star Science & Technology Fund	NA	NA	$ 4,271
AFBA 5Star Small Cap Fund	NA	NA	$ 4,524
AFBA 5Star USA Global Fund	$ 30,380	$ 87,280	$132,763

Each Fund shall bear the cost of personnel as shall be necessary to carry out its normal operations; fees of the independent Directors, the custodian, the independent auditors and legal counsel; rent; the cost of a transfer and dividend disbursing agent or similar in-house services; bookkeeping; accounting and all other clerical and administrative functions as may be reasonable and necessary to maintain the Fund's records and for it to operate as an open-end management investment company; any interest, taxes, dues, fees and other charges of governments and their agencies including the cost of qualifying the Fund's shares for sale in any jurisdiction, brokerage commissions, or any other expenses incurred by it which are not assumed in the Management Agreement by the Manager.

In addition, AFBA 5Star Investment Management Company has entered into a contractual agreement whereby it agreed to waive fees and/or pay expenses of the AFBA 5Star Balanced, AFBA 5Star Large Cap, AFBA 5Star High Yield and AFBA 5Star USA Global Funds to the extent necessary to limit the Total Annual Operating Expenses of each class of the Funds to no more than 1.08% of average annual net assets (exclusive of Rule 12b-1 fees) for a period of three years. Similarly, the Manager has entered into a contractual arrangement to limit the Total Annual Operating Expenses of each class of the AFBA 5Star Mid Cap, AFBA 5Star Small Cap and AFBA 5Star Science & Technology Funds to no more than 1.08% of average annual net assets (exclusive of Rule 12b-1 fees) through July 31, 2003.

At meetings held on December 7, 2000 and January 30, 2001, the Board considered and approved a new investment advisory agreement for the Funds with the Manager and a new sub-advisory agreement with Kornitzer Capital Management, Inc. that were later submitted to, and approved by, shareholders. The Board considreed a number of factors in approving the new agreements. The Board considered the nature and quality of services provided by the manager and Sub-Adviser, the investment performance record of the Funds, as well as the overall expenses of the Funds in relation to similar mutual funds. As to the terms of the agreements, the Board considered the various structural changes that effectively separated the advisory and non-advisor functions into separate agreements, and considered the effect of these changes, including modernized and updated provisions and additional flexibility when hiring service providers. With regard to overall expenses under the agreements, the Board also considered the fact that the Manager had agreed to limit expenses of the Funds at then-current levels for a three-year period.

Administration and Accounting Services. Under a separate Administration and Accounting Services Agreement, PFPC Inc., ("PFPC") 400 Bellevue Parkway, Wilmington, Delaware 19809 performs certain administrative and accounting services for the Funds. These services include preparing shareholder reports, providing statistical data and preparing and filing federal and state tax returns on behalf of the Funds. In addition, PFPC prepares and files various reports with the appropriate regulatory agencies and prepares materials required by the SEC or any state securities commission having jurisdiction over the Funds. The accounting services performed by PFPC include determining the net asset value per share of each Fund and maintaining records relating to the securities transactions of each Fund. The Administration and Accounting Services Agreement provides that PFPC and its affiliates shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds, except to the extent of a loss resulting from willful misfeasance, bad faith or gross negligence on their part in the performance of their obligations and duties under the Administration and Accounting Services Agreement. For the period January 1, 2001 to March 31, 2001 and the fiscal year ended March 31, 2002, PFPC received $30,426 and $363,500, respectively, from the Funds for its administration and accounting services. Prior to January 1, 2001, Jones & Babson, Inc. provided administration services and was compensated as described below.

Additional Service Providers

Independent Accountants. The Funds' financial statements are audited by independent accountants approved by the Directors each year. PricewaterhouseCoopers LLP, 250 W. Pratt Street, Suite 2100, Baltimore, MD 21201-2304 are the independent accountants for the Funds.

Custodian. PFPC Trust Company, 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, PA 19153, serves as the custodian.

Transfer Agent. PFPC Inc., 211 South Gulph Road, King of Prussia, PA 19406 also serves as the transfer agent.

Counsel. The law firm of Stradley Ronon Stevens & Young, LLP, 2600 One Commerce Square, Philadelphia, PA 19103, serves as legal counsel to the Company.

Prior Distributor, Administrator, Accounting Agent and Transfer Agent. Prior to January 1, 2001, the Manager employed at its own expense, Jones & Babson, Inc. as the Company's distributor and prior to February 26, 2001, the Manager employed Jones & Babson, Inc. as the Company's transfer agent, administration and accounting agent. The following amounts were paid to Jones & Babson, Inc. for its services by AFBA 5Star Investment Management Company:

Name of Fund	Fiscal Year Ended March 31, 2000	For the Period April 1, 2000 to February 26, 2001

AFBA 5Star Balanced Fund	$13,844	$27,376
AFBA 5Star Large Cap Fund	$26,653	$33,927
AFBA 5Star High Yield Fund	$ 6,938	$ 6,780
AFBA 5Star USA Global Fund	$25,545	$49,434

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Distribution of Shares and Rule 12b-1 Plan

Pursuant to an Underwriting Agreement (the "Underwriting Agreement"), PFPC Distributors, Inc. ("PFPC Distributors"), 3200 Horizon Drive, King of Prussia, PA 19406, serves as the distributor of the Funds' shares. The terms of the Underwriting Agreement grant PFPC Distributors the right to sell the shares of the Funds as agent for the Funds. Shares of the Funds are offered continuously.

Under the terms of the Underwriting Agreement, PFPC Distributors agrees to use all reasonable efforts to secure purchasers for shares of the Funds and to pay expenses of printing and distributing prospectuses, statements of additional information and reports prepared for use in connection with the sale of the Funds' shares and any other literature and advertising used in connection with the offering, out of the compensation it receives pursuant to the Funds' Distribution Plan for its Class B Shares (the "Class B Plan") and Class C Shares (the "Class C Plan"), each of which have been adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, the "Rule 12b-1 Plans"). PFPC Distributors receives no underwriting commissions or Rule 12b-1 fees in connection with the sale of the Class A shares of the Funds.

The Underwriting Agreement provides that PFPC Distributors, in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under each agreement, will not be liable to any of the Funds or its shareholders for losses arising in connection with the sale of shares of the Funds.

The Underwriting Agreement became effective as of January 1, 2001 and continues in effect for a period of two years. Thereafter, the Underwriting Agreement may continue in effect for successive annual periods provided such continuance is approved at least annually by a majority of the Directors, including a majority of the non-interested Directors.

The Underwriting Agreement terminates automatically in the event of an assignment, and is terminable without payment of any penalty with respect to a Fund (i) (by vote of a majority of the Directors of the Company who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of any Rule 12b-1 Plan of the Funds or any agreements related to such plan, or by vote of a majority of the outstanding voting securities of the applicable Fund) on sixty (60) days' written notice to PFPC Distributors; or (ii) by PFPC Distributors on sixty (60) days' written notice to the Company.

PFPC Distributors will be compensated for distribution services according to the Rule 12b-1 Plans, regardless of PFPC Distributors' expenses. The Rule 12b-1 Plans provide that PFPC Distributors will be paid for distribution activities such as public relations services, telephone services, sales presentations, media charges, preparation, printing and mailing advertising and sales literature, data processing necessary to support a distribution effort and printing and mailing of prospectuses to prospective shareholders. Additionally, PFPC Distributors may pay certain financial institutions such as banks or broker-dealers who have entered into servicing agreements with PFPC Distributors and other financial institutions for distribution and shareholder servicing activities. Amounts payable under the Rule 12b-1 Plan can exceed distribution or shareholder servicing expenses actually incurred by PFPC Distributors.

The Class B Plan further provides that monthly payments shall be made in the amount of 0.75% per annum of the Class B shares' average net assets as compensation for PFPC Distributors' role in the distribution of a Fund's Class B shares. The Class C Plan provides that monthly payments shall be made in the amount of 0.75% per annum of the average daily net assets of a Fund's Class C shares (or such lesser amount as may be established by a majority of the Board of Directors, including a majority of the non-interested Directors) as compensation for PFPC Distributors' role in the distribution of a Fund's Class C shares.

Under the Class B Plan and Class C Plan, if any payments made by the Manager out of its advisory fee, not to exceed the amount of that fee, to any third parties (including banks), including payments for shareholder servicing and transfer agent functions, were deemed to be indirect financing by a Fund of the distribution of its shares, such payments are authorized. A Fund may execute portfolio transactions with and purchase securities issued by depository institutions that receive payments under the Class B Plan or Class C Plan. No preference for instruments issued by such depository institutions is shown in the selection of investments.

FRONT END SALES CHARGE

When purchasing Class A shares, a sales charge will be incurred at the time of purchase (a "front-end load") based on the dollar amount of the purchase. The maximum initial sales charge is 5.50% (3.75% for the High Yield Fund), which is reduced for purchases of $50,000 and more. Sales charges also may be reduced by using the accumulation privilege described under "Sales Charge Reductions and Waiver" in the Class A, B, and C Prospectus. Although purchases of $1,000,000 or more may not be subject to an initial sales charge, if the initial sales charge is waived, such purchases may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if the shares are redeemed within one year after purchase.

Part of the front-end sales charge is paid directly to the selling broker-dealer (the "dealer reallowance"). The remainder is retained by the distributor and may be used either to promote the sale of each of the Fund's shares or to compensate PFPC Distributors for its efforts to sell the shares of each Fund.

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AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
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AFBA 5Star Mid Cap Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star Small Cap Fund
AFBA 5Star USA Global Fund

Your Investment	Initial Sales charge As a Percentage of Offering Price	Initial Sales Charge As a Percentage of Your Investment	Dealer Reallowance as a Percentage of Offering Price

$50,000 and less	5.50%	5.82%	5.00%
$50,000 up to $150,000	4.50%	4.71%	3.75%
$150,000 up to $250,000	3.50%	3.63%	2.75%
$250,000 up to $500,000	2.50%	2.56%	2.00%
$500,000 up to $1,000,000	2.00%	2.04%	1.50%
Over $1,000,000	0.00%	0.00%	0.00%

AFBA 5Star High Yield Fund

Your Investment	As a Percentage of Offering Price	As a Percentage of Your Investment	Dealer Reallowance as a Percentage of Offering Price

$50,000 and less	3.75%	3.90%	3.25%
$50,000 up to $150,000	3.00%	3.09%	2.50%
$150,000 up to $250,000	2.25%	2.30%	1.75%
$250,000 up to $500,000	1.50%	1.52%	1.25%
$500,000 up to $1,000,000	1.00%	1.01%	0.75%
Over $1,000,000	0.00%	0.00%	0.00%

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For the fiscal year ended March 31, 2002, the Distributor received sales charges in the aggregate of $2,174, of which the Distributor retained $235.

For the fiscal year ended March 31, 2002, the Distributor received the following amounts in sales charges in connection with the sale of shares:

AFBA 5Star Fund	Class A Sales Charges Before Dealer Re- Allowance	Class A Sales Charges After Dealer Re- Allowance	Class B Deferred Sales Charges	Class C Deferred Sales Charges	Class C Sales Charges Before Dealer Re- Allowance	Class C Sales Charges After Dealer Re- Allowance

Balanced Fund	$ 39	$ 4	$ 0	$ 0	$ 0	$ 0
Large Cap Fund	729	73	0	0	0	0
High Yield Fund	290	46	0	0	0	0
Mid Cap fund	0	0	0	0	0	0
Science & Technology Fund	0	0	0	0	0	0
Small Cap Fund	899	90	0	0	0	0
USA Global Fund	217	22	0	0	0	0

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BROKERAGE ALLOCATION AND OTHER PRACTICES

Decisions to buy and sell securities for the Funds are made by Kornitzer Capital Management, Inc as sub-adviser to AFBA 5Star Investment Management Company. Officers of Kornitzer Capital Management, Inc. are generally responsible for implementing and supervising these decisions, including allocation of portfolio brokerage and principal business and the negotiation of commissions and/or price of the securities. In instances where securities are purchased on a commission basis, the Funds will seek competitive and reasonable commission rates based on circumstances of the trade involved and to the extent that they do not detract from the quality of the execution. Following is information on the amount of brokerage commissions paid by each Fund during the periods indicated:

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Name of Fund	Fiscal Year Ended March 31, 2000	Fiscal Year Ended March 31, 2001	Fiscal Year Ended March 31, 2002

AFBA 5Star Balanced Fund	$ 7,696	$31,393	$12,201
AFBA 5Star Large Cap Fund	$12,770	$22,710	$10,351
AFBA 5Star High Yield Fund	$ 203	$ 977	$ 263
AFBA 5Star USA Global Fund AFBA 5Star Science & Technology Fund AFBA 5Star Small Cap Fund	$ 8,594 NA NA	$49,499 NA NA	$20,014 $ 5,562 $ 5,258

The level of brokerage commissions generated by a Fund is directly related to the number and size of buy and sell transactions into which the Fund enters. The frequency and size of these transactions are affected by various factors such as cash flows into and out of the Fund, the sub-adviser's interpretation of the market or economic environment, etc. The Funds, in purchasing and selling portfolio securities, will seek best execution consistent with the circumstances that exist at the time. The Funds do not intend to solicit competitive bids on each transaction.

The Funds believe it is in their best interest to have a stable and continuous relationship with a diverse group of financially strong and technically qualified broker-dealers who will provide quality executions at competitive rates. Broker-dealers meeting these qualifications also will be selected for their demonstrated loyalty to the respective Fund, when acting on its behalf, as well as for any research or other services provided to the respective Fund. The Funds may execute a substantial portion of the portfolio transactions through brokerage firms that are members of the New York Stock Exchange or through other major securities exchanges. When buying securities in the over-the-counter market, the Funds will select a broker who maintains a primary market for the security unless it appears that better execution may be obtained elsewhere. The Funds may pay a higher rate of commission to brokers or dealers who provide research or brokerage services to the Manager or sub-adviser within the principles set out in Section 28(e) of the Securities Exchange Act of 1934 when it appears that this would be in the best interests of the shareholders.

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No commitment is made to any broker or dealer with regard to placing of orders for the purchase or sale of Fund portfolio securities, and no specific formula is used in placing such business. Allocation is reviewed regularly by the Board of Directors of the Company and Kornitzer Capital Management, Inc.

It is not the Funds' practice to allocate brokerage or principal business to firms on the basis of sales of their shares that may be made through such firms. However, they may place portfolio orders with qualified broker-dealers who recommend the Funds to their clients, or who act as agent in the purchase of the Funds' shares for their clients.

Research services furnished by broker-dealers and others may be useful to the Funds' Manager and its sub-adviser in serving the Funds as well as other clients. Similarly, the Funds may benefit from research services obtained by the sub-adviser from the placement of portfolio brokerage of other clients. The Funds may pay a higher rate of commission to brokers or dealers who provide research or brokerage services to the Manager or sub-adviser.

When the sub-adviser in its fiduciary duty believes it to be in the best interest of the shareholders, the Funds may join with other clients of the sub-adviser in acquiring or disposing of a portfolio holding. Securities acquired or proceeds obtained will be equitably distributed among the Funds and other clients participating in the transaction. In some instances, this investment procedure may affect the price paid or received by a Fund or the size of the position obtained by a Fund.

CAPITAL STOCK AND OTHER SECURITIES

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The Company issues its capital stock in seven separate series (each is in effect, a separate Fund), and each series in turn issues shares of four separate classes of shares: Class I, Class A, Class B and Class C. The shares of each class of each Fund, when issued and paid for in accordance with its prospectus, will be legally outstanding, fully paid and non-assessable shares.

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The separate classes of shares of a Fund each represent interests in the same portfolio of investments, have the same rights and are identical in all respects, except that Class B and Class C shares bear Rule 12b-1 distribution expenses and shareholder service fees of 0.75% and 0.25% of the average net assets of the respective Class B and Class C shares and have exclusive voting rights with respect to the Rule 12b-1 Plan pursuant to which the Rule 12b-1 fee may be paid. Each Class except Class I bears a shareholder service fee of 0.25% of the average net assets of the Class. The net income attributable to a class of shares and the dividends payable on such shares will be reduced by the amount of any shareholder service or Rule 12b-1 fees certain expenses can vary from class to class; accordingly, the net asset value of Class A, Class B and Class C shares will be reduced by such amount to the extent a Fund has undistributed net income.

Shares of a Fund entitle holders to one vote per share and fractional votes for fractional shares held. Shares have non-cumulative voting rights which means that the holders of 50% of the shares voting for the election of Directors can elect 100% of the Directors, if they choose to do so, and in such event, the holders of the remaining less than 50% of the shares voting will not be able to elect any Directors, do not have preemptive or subscription rights and are transferable. Each Fund and class takes separate votes on matters affecting only that Fund or class. For example, a change in the fundamental investment policies for a Fund would be voted upon only by shareholders of that Fund.

The Company will not hold annual meetings except as required by the 1940 Act and other applicable laws. Under Maryland law, a special meeting of shareholders of the Company must be held if the Company receives the written request for a meeting from the shareholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting.

The Company has undertaken that its Directors will call a meeting of shareholders if such a meeting is requested in writing by the holders of not less than 10% of the shareholders entitled to vote at the meeting.

PURCHASING AND SELLING SHARES

Purchases. We will not be responsible for the consequences of delays, including delays in the banking or Federal Reserve wire systems. We cannot process transaction requests that are not completed properly as described in the prospectus. If you use the services of any other broker to purchase or redeem shares of the Fund, that broker may charge you a fee. Each order accepted will be fully invested in whole and fractional shares, unless the purchase of a certain number of whole shares is specified, at the net asset value per share next effective after the order is accepted by the Fund.

By Mail: You or your financial intermediary may purchase shares by sending a check drawn on a U.S. bank payable to AFBA 5Star Fund, along with a completed application. If a subsequent investment is being made, the check should also indicate your Fund account number. When you make purchases by check, the Fund may withhold payment on redemptions until it is reasonably satisfied that the funds are collected (which can take up to 10 days). If you purchase shares with a check that does not clear, your purchase will be canceled and you will be responsible for any losses or fees incurred in that transaction. Send the check and application to:

Regular mail:	Overnight mail:
AFBA 5Star Funds	AFBA 5Star Funds
c/o PFPC Inc.	c/o PFPC Inc.
P.O. Box 61503	211 S. Gulph Road
King of Prussia, PA 19406	King of Prussia, PA 19406

By Wire: You may purchase shares by wiring federal funds readily available. Please call PFPC at (888) 578-2733 for instructions and to make specific arrangements before making a purchase by wire, and if making an initial purchase, to also obtain an account number.

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Annual Statements. Each investment is confirmed by a year-to-date statement which provides the details of the immediate transaction, plus all prior transactions in your account during the current year. This includes the dollar amount invested, the number of shares purchased or redeemed, the price per share, and the aggregate shares owned. A transcript of all activity in your account during the previous year will be furnished each January. By retaining each annual summary and the last year-to-date statement, you have a complete detailed history of your account that provides necessary tax information. A duplicate copy of a past annual statement is available from PFPC, at its cost, subject to a minimum charge of $5 per account, per year requested.

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The Funds reserve the right in their sole discretion to withdraw all or any part of the offering made by the prospectuses or to reject purchase orders when, in the judgment of management, such withdrawal or rejection is in the best interest of the Funds and their shareholders.

Sales (Redemptions). The Company will not be responsible for the consequences of delays, including delays in the banking or Federal Reserve wire systems. The Company cannot process transaction requests that are not complete and in good order. The Company must receive an endorsed share certificate with a signature guarantee, where a certificate has been issued.

You or your financial intermediary may sell your shares on any Business Day as described below. A Business Day is any day that both the New York Stock Exchange (the "Exchange") and PFPC., the Transfer Agent, are open for business. Redemptions are effected at the NAV next determined after the Transfer Agent has received your redemption request. It is the responsibility of your financial intermediary to transmit redemption orders and credit your account with redemption proceeds on a timely basis. Redemption checks are mailed on the next Business Day following receipt by the Transfer Agent of redemption instructions, but never later than 7 days following such receipt. Amounts redeemed by wire are normally wired on the date of receipt of redemption instructions (if received by the Transfer Agent before 4:00 p.m. Eastern time), or the next Business Day (if received after 4:00 p.m. Eastern time, or on a non-Business Day), but never later than 7 days following such receipt.

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By Mail: If you redeem your shares by mail, you should submit written instructions with a "signature guarantee." A signature guarantee is required for written redemption requests of $25,000 or more. A signature guarantee verifies the authenticity of your signature. When a Fund requires a signature guarantee, a medallion signature guarantee must be provided. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution, which is participating in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and New York Stock Exchange, Inc. Medallion Signature Program (NYSE MSP). Signature guarantees from financial institutions, which are not participating in one of these programs will not be accepted. You can obtain one from most banking institutions or securities brokers, but not from a Notary Public. You must indicate the Fund name, your account number and your name. The written instructions and signature guarantee should be mailed to:

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Regular mail:	Overnight mail:
AFBA 5Star Funds	AFBA 5Star Funds
c/o PFPC Inc.	c/o PFPC Inc.
P.O. Box 61503	211 S. Gulph Road
King of Prussia, PA 19406	King of Prussia, PA 19406

By Telephone: If you prefer to redeem your shares by telephone you may elect to do so, however, there are certain risks. Each Fund has certain safeguards and procedures to confirm the identity of callers and to confirm that the instructions communicated are genuine. If such procedures are followed, you will bear the risk of any losses.

By Wire: Redemption proceeds may be wired to your predesignated bank account in any commercial bank in the United States if the amount is $1,000 or more. The receiving bank may charge a fee for this service. Proceeds may also be mailed to your bank or, for amounts of $10,000 or less, mailed to your Fund account address of record if the address has been established for at least 60 days. In order to authorize the Transfer Agent to mail redemption proceeds to your Fund account address of record, complete the appropriate section of the Application for Telephone Redemptions or include your Fund account address of record when you submit written instructions. You may change the account that you have designated to receive amounts redeemed at any time. Any request to change the account designated to receive redemption proceeds should be accompanied by a guarantee of the shareholder's signature by an eligible institution. A signature and a medallion signature guarantee are required for each person in whose name the account is registered. Further documentation will be required to change the designated account when a corporation, other organization, trust, fiduciary or other institutional investor holds the Fund shares.

Additional Purchase and Redemption Policies. The Company reserves the right to:

  Waive or increase the minimum investment requirements with respect to any person or class of persons, which include shareholders of the Fund's special investment programs.

  Cancel or change the telephone investment service, the telephone/telegraph exchange service and the automatic monthly investment plan without prior notice to you where in the best interest of the Funds and its investors.

  Begin charging a fee for the telephone investment service or the automatic monthly investment plan and to cancel or change these services upon 15 days written notice to you.

  Begin charging a fee for the telephone/telegraph service and to cancel or change the service upon 60 days written notice to you.

  Begin charging a fee for the systematic redemption plan upon 30 days written notice to you.

  Waive signature guarantee requirements in certain instances where it appears reasonable to do so and will not unduly affect the interests of other shareholders. We may waive the signature guarantee requirement if you authorize the telephone/telegraph redemption method at the same time you submit the initial application to purchase shares.

  Require signature guarantees if there appears to be a pattern of redemptions designed to avoid the signature guarantee requirement, or if we have other reason to believe that this requirement would be in the best interests of the Funds and their shareholders.

  If shares to be redeemed represent a recent investment made by check, the Funds reserve the right not to make the redemption proceeds available until there are reasonable grounds to believe that the check has been collected (which could take up to 10 days).

  To ensure proper authorization before redeeming Fund shares, the Transfer Agent may require additional documents such as, but not restricted to, stock powers, trust instruments, death certificates, appointments as fiduciary, certificates of corporate authority and waivers of tax required in some states when settling estates.

  When shares are held in the name of a corporation, other organization, trust, fiduciary or other institutional investor, the Transfer Agent requires, in addition to the stock power, certified evidence of authority to sign the necessary instruments of transfer. These procedures are for the protection of shareholders and should be followed to ensure prompt payment. Redemption requests must not be conditional as to date or price of the redemption. Proceeds of a redemption will be sent within 7 days of acceptance of shares tendered for redemption. Delay may result if the purchase check has not yet cleared, but the delay will be no longer than required to verify that the purchase check has cleared, and the Funds will act as quickly as possible to minimize delay.

The value of shares redeemed may be more or less than your cost, depending on the net asset value at the time of redemption. Redemption of shares may result in tax consequences (gain or loss) to you, and the proceeds of a redemption may be subject to backup withholding.

Your right to redeem shares and to receive payment therefore may be suspended when (a) the Exchange is closed, other than customary weekend and holiday closings, (b) trading on the Exchange is restricted, (c) an emergency exists as a result of which it is not reasonably practicable to dispose of the Fund's securities or to determine the value of the Fund's net assets, or (d) ordered by a governmental body having jurisdiction over the Fund for the protection of the Fund's shareholders, provided that applicable rules and regulations of the SEC (or any succeeding governmental authority) shall govern as to whether a condition described in (b), (c) or (d) exists. In case of such suspension, shareholders of the Fund may withdraw their requests for redemption or may receive payment based on the net asset value of the Fund next determined after the suspension is lifted.

Each Fund reserves the right, if conditions exist which make cash payments undesirable, to honor any request for redemption by making payment in whole or in part with readily marketable securities chosen by each Fund and valued in the same way as they would be valued for purposes of computing the net asset value of each Fund. If payment is made in securities, you may incur transaction expenses in converting these securities into cash. Each Fund has elected, however, to be governed by Rule 18f-1 under the 1940 Act, as a result of which each Fund is obligated to redeem shares solely in cash if the redemption requests are made by one shareholder account up to the lesser of $250,000 or 1% of the net assets of that particular Fund during any 90-day period. This election is irrevocable unless the SEC permits its withdrawal.

How Share Price is Determined. Each Fund values its assets based on current market values when such values are readily available. These prices normally are supplied by a pricing service. Securities that do not have a readily available current market value are valued at fair value as determined under the direction of the Board of Directors.

PFPC determines the NAV per share of each Fund on each day that the Company is open for business as of the close of regular trading on the Exchange (currently 4:00 p.m., Eastern time). The Company is normally open for business on each day that the Exchange, PFPC and the Philadelphia branch of the Federal Reserve Bank are open for business, however, the Company's officers are authorized to determine when the Company shall be open for business. The NAV is calculated by adding the value of all securities and other assets in each Fund, deducting its liabilities and dividing the balance by the number of outstanding shares in the Fund.

Shares will not be priced on those days the Company is closed for business. As of the date of this SAI, those days will include, but not be limited to:

New Year's Day Martin Luther King, Jr. Day Presidents' Day Good Friday

Memorial Day Independence Day Labor Day Columbus Day

Veterans Day Thanksgiving Day Christmas Day

DISTRIBUTIONS AND TAXES

2001 Tax Act. On June 7, 2001, President Bush signed into law the Economic Growth and Tax Relief Reconciliation Act of 2001 (the Tax Act). The Tax Act includes provisions that significantly reduce individual income tax rates, provide for marriage penalty relief, eliminate current phase-outs of the standard deduction and personal exemptions, provide for additional savings incentives for individuals (generally by increasing the maximum annual contribution limits applicable to retirement and education savings programs), and provide for limited estate, gift and generation-skipping tax relief. While these provisions have an important tax impact on individual investors in a Fund, their impact on the Fund itself are limited (as is discussed in the paragraphs to follow).

Distributions of net investment income. A Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of a Fund, constitutes a Fund's net investment income from which dividends may be paid to you. If you are a taxable investor, any dividends a Fund pays are taxable to you as ordinary income, whether you take them in cash or in additional shares.

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Taxation of five year gains

  Shareholders in the 10% and 15% federal brackets. If you are in the 10% or 15% individual income tax bracket, capital gain distributions are generally subject to a maximum rate of tax of 10%. However, if you receive distributions from a Fund's sale of securities held for more than five years, these gains are subject to a maximum rate of tax of 8%. A Fund will inform you in January of the portion of any capital gain distributions you received for the previous year that were five year gains qualifying for this reduced tax rate.

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  Shareholders in higher federal brackets. If you are in a higher individual income tax bracket (for example, the 25%, 28%, 33% or 35% brackets when these brackets are fully phased-in in the year 2006, capital gain distributions are generally subject to a maximum rate of tax of 20%. Beginning in the year 2006, any distributions from a Fund's sale of securities purchased after January 1, 2001 and held for more than five years will be subject to a maximum rate of tax of 18%.

Distributions of capital gains. A Fund may derive capital gains and losses in connection with sales or other dispositions of its portfolio securities. Distributions from net short-term capital gains will be taxable to you as ordinary income. Distributions from net long-term capital gains will be taxable to you as long-term gains, regardless of how long you have held your shares in a Fund. Any net capital gains realized by a Fund generally will be distributed once each year, and may be distributed more frequently, if necessary, in order to reduce or eliminate excise or income taxes on a Fund.

Information on the amount and tax character of distributions. A Fund will inform you of the amount of your income dividends and capital gains distributions at the time they are paid, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not held Fund shares for a full year, a Fund may designate and distribute to you, as ordinary income or capital gains, a percentage of income that is not equal to the actual amount of such income earned during the period of your investment in the Fund.

Election to be taxed as a regulated investment company. Each Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code. It has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. As a regulated investment company, a Fund generally pays no income tax on the income and gains it distributes to you. The Board reserves the right not to maintain the qualification of a Fund as a regulated investment company if it determines this course of action to be beneficial to shareholders. In that case, a Fund will be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you will be taxed as ordinary dividend income to the extent of the Fund's earnings and profits.

Excise tax distribution requirements. To avoid federal excise taxes, the Internal Revenue Code requires a Fund to distribute to you by December 31 of each year, at a minimum, the following amounts: 98% of its taxable ordinary income earned during the calendar year; 98% of its capital gain net income earned during the twelve month period ending October 31; and 100% of any undistributed amounts from the prior year. Each Fund intends to declare and pay these amounts in December (or in January that are treated by you as received in December) to avoid these excise taxes, but can give no assurances that its distributions will be sufficient to eliminate all taxes.

Redemption of Fund shares. Redemptions (including redemptions in kind) and exchanges of Fund shares are taxable transactions for federal and state income tax purposes. If you redeem your Fund shares, or exchange your Fund shares for shares of a different AFBA 5Star Fund, the IRS will require that you report any gain or loss on your redemption or exchange. If you hold your shares as a capital asset, any gain or loss that you realize will be capital gain or loss and will be long-term or short-term, generally depending on how long you hold your shares. Any loss incurred on the redemption or exchange of shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by a Fund on those shares.

All or a portion of any loss that you realize upon the redemption of your Fund shares will be disallowed to the extent that you buy other shares in the Fund (through reinvestment of dividends or otherwise) within 30 days before or after your share redemption. Any loss disallowed under these rules will be added to your tax basis in the new shares you buy.

Taxation of five year gains.

  Shareholders in the 10 and 15% federal brackets. If you are in the 10% or 15% individual income tax bracket, gains from the redemption of your Fund shares are generally subject to a maximum rate of tax of 10%. However, if you have held your shares for more than five years, these gains are subject to a maximum rate of tax of 8%.

  Shareholders in higher federal brackets. If you are in a higher individual income tax bracket (for example, the 25%, 28%, 33% or 35% bracket when these brackets are fully phased-in), any gains from the redemption of your Fund shares are generally subject to a maximum rate of tax of 20%. Beginning in the year 2006, any gains from the redemption of Fund shares purchased after January 1, 2001, and held for more than five years will be subject to a maximum rate of tax of 18%. You may, however, elect to mark your Fund shares to market as of January 2, 2001. If you make this election, any Fund shares that you acquired before this date will also be eligible for the 18% maximum rate of tax, beginning in 2006. However, in making the election, you are required to pay a tax on any appreciation in the value of your Fund shares as of January 2, 2001, and to restart your holding period in the shares as of that date. The election does not apply to Fund shares redeemed on or before January 2, 2001.

U.S. government obligations. Income earned on certain U.S. government obligations is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to dividends paid to you from interest earned on direct obligations of the U.S. government, subject in some states to minimum investment or reporting requirements that must be met by the Fund. Income on Fund investments in other certain obligations, such as repurchase agreements collateralized by U.S. Government obligations, commercial paper and federal agency-backed obligations (e.g., Government National Mortgage Association (GNMA) of Federal National Mortgage Association (FNMA) obligations), generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

Dividends-received deduction for corporations. If you are a corporate shareholder, you should note that all of the Funds except AFBA 5Star High Yield Fund anticipate that some percentage of the dividends they pay will qualify for the dividends-received deduction. Qualifying dividends generally are limited to dividends of domestic corporations. You will be allowed to deduct these qualified dividends, thereby reducing the tax that you would otherwise be required to pay on them. The dividends-received deduction will be available only with respect to dividends designated by a Fund as eligible for this treatment. All dividends (including the deducted portion) must be included in your calculation of alternative minimum taxable income.

Investment in complex securities. A Fund may invest in complex securities, such as covered call options, that could affect whether gains and losses it recognizes are treated as ordinary income or capital gains, or could affect the amount, timing and/or tax character of income distributed to you. A Fund may also invest in securities issued or purchased at a discount, such as zero coupon securities, that could require it to accrue and distribute income not yet received. In order to generate sufficient cash to make these distributions, the Fund could be required to sell securities in its portfolio that it otherwise might have continued to hold. These rules affect the amount, timing and/or tax character of income distributed to you.

PERFORMANCE MEASURES

The Funds may advertise "average annual total return" over various periods of time. Such total return figures show the average percentage change in value of an investment in the Fund from the beginning date of the measuring period to the end of the measuring period. These figures reflect changes in the price of each Fund's shares and assume that any income dividends and/or capital gains distributions made by the Funds during the period were reinvested in shares of the Funds. Figures will be given for recent one-, five- and ten-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Fund's operations, or on a year-by-year basis). When considering "average" total return figures for periods longer than one year, it is important to note that a Fund's annual total return for any one year in the period might have been greater or less than the average for the entire period.

Total Return. The Funds' "average annual total return" figures described and shown below are computed according to a formula prescribed by the Securities and Exchange Commission. The formula can be expressed as follows:

P(1+T)n   =  ERV
Where: P  =  a hypothetical initial payment
             of $1,000
       T  =  average annual total return
       n  =  number of years
     ERV  =  Ending Redeemable Value of a hypothetical $1000 payment made at the beginning of the 1, 5 or 10 year (or other)
             periods at the end of the 1, 5 or 10 year (or other) periods
             (or fractional portions thereof).


The table below shows the average annual return for Class I shares of each of the Funds for the specified periods.

	AFBA 5Star Balanced Fund	AFBA 5Star Large Cap Fund	AFBA 5Star High Yield Fund	AFBA 5Star USA Global Fund

For the year 4/1/01 - 3/31/02	7.28%	1.88%	4.18%	8.79%

From inception to 3/31/02*	6.57%	6.85%	4.46%	8.74%


* The inception date of each Fund is June 3, 1997.

From time to time, AFBA 5Star Balanced Fund and AFBA 5Star High Yield Fund may quote its yield in advertisements, shareholder reports or other communications to shareholders. Yield is calculated according to the standardized SEC formula.

Current yield reflects the income per share earned by the Fund's investments.

Current yield is determined by dividing the net investment income per share earned during a 30-day base period by the maximum offering price per share on the last day of the period and annualizing the result. Expenses accrued for the period include any fees charged to all shareholders during the base period.

The SEC standardized yield formula is as follows:

                        Where:

a =       dividends and interest earned during the period
b =      expenses accrued for the period (net of reimbursements)
c =       the average daily number of shares outstanding during the period that were entitled to receive dividends
d =      the maximum offering price per share on the last day of the period.

Performance Comparisons. In advertisements or in reports to shareholders, a Fund may compare its performance to that of other mutual funds with similar investment objectives and to stock or other relevant indices. For example, it may compare its performance to rankings prepared by Lipper Analytical Services, Inc. (Lipper), a widely recognized independent service which monitors the performance of mutual funds. The Fund may compare its performance to the Standard & Poor's 500 Stock Index (S&P 500), an index of unmanaged groups of common stocks, the Dow Jones Industrial Average, a recognized unmanaged index of common stocks of 30 industrial companies listed on the NYSE, the Russell 2000 Index, a small company stock index, or the Consumer Price Index.

Performance rankings, recommendations, published editorial comments and listings reported in Money, Barron's, Kiplinger's Personal Finance Magazine, Financial World, Forbes, U.S. News & World Report, Business Week, The Wall Street Journal, Investors Business Daily, USA Today, Fortune and Stanger's may also be cited (if the Fund is listed in any such publication) or used for comparison, as well as performance listings and rankings from Morningstar Mutual Funds, Personal Finance, Income and Safety, The Mutual Fund Letter, No-Load Fund Investor, United Mutual Fund Selector, No-Load Fund Analyst, No-Load Fund X, Louis Rukeyser's Wall Street newsletter, Donoghue's Money Letter, CDA Investment Technologies, Inc., Wiesenberger Investment Companies Service and Donoghue's Mutual Fund Almanac.

FINANCIAL STATEMENTS

The audited financial statements and notes thereto in the Company's Annual Report to Shareholders for the fiscal year ended March 31, 2002 (the "2002 Annual Report") are incorporated into this SAI by reference. No other parts of the 2002 Annual Report are incorporated by reference herein. The 2002 financial statements included in the 2002 Annual Report have been audited by PricewaterhouseCoopers, LLP, whose report thereon is also incorporated herein by reference. Copies of the Annual Report and the unaudited Semi-Annual Report may be obtained at no charge by telephoning the Funds at 1-888-578-2733.

DESCRIPTION OF RATINGS

Description of Bond Ratings:

Standard & Poor's Corporation (S&P).

AAA  Highest Grade. These securities possess the ultimate degree of protection as to principal and interest. Marketwise, they move with interest rates, and hence provide the maximum safety on all counts.

AA    High Grade. Generally, these bonds differ from AAA issues only in a small degree. Here too, prices move with the long-term money market.

A       Upper-medium Grade. They have considerable investment strength, but are not entirely free from adverse effects of changes in economic and trade conditions. Interest and principal are regarded as safe. They predominately reflect money rates in their market behavior but, to some extent, also economic conditions.

BBB  Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BB, B, CCC, CC Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

Moody's Investors Service, Inc. (Moody's).

Aaa   Best Quality. These securities carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large, or by an exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa     High Quality by All Standards. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, fluctuation of protective elements may be of greater amplitude, or there may be other elements present which make the long-term risks appear somewhat greater.

A       Upper-medium Grade. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa   Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba     Bonds which are rated Ba are judged to have predominantly speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B       Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

Caa   Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca     Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

Description of Commercial Paper Ratings:

Moody's . . . Moody's commercial paper rating is an opinion of the ability of an issuer to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's has one rating - prime. Every such prime rating means Moody's believes that the commercial paper note will be redeemed as agreed. Within this single rating category are the following classifications:

Prime - 1 Highest Quality
Prime - 2 Higher Quality
Prime - 3 High Quality

The criteria used by Moody's for rating a commercial paper issuer under this graded system include, but are not limited to the following factors:

(1)  evaluation of the management of the issuer;

(2)  economic evaluation of the issuer's industry or industries and an appraisal of speculative type risks which may be inherent in certain areas;

(3)  evaluation of the issuer's products in relation to competition and customer acceptance;

(4)  liquidity;

(5)  amount and quality of long-term debt;

(6)  trend of earnings over a period of ten years;

(7)  financial strength of a parent company and relationships which exist with the issuer; and

(8)  recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations.

S&P . . .Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely repayment of debt having an original maturity of no more than 270 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. The four categories are as follows:

A       Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designations 1, 2, and 3 to indicate the relative degree of safety.

A-1    This designation indicates that the degree of safety regarding timely payment is very strong.

A-2    Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as over-whelming.

A-3    Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B       Issues rated "B" are regarded as having only an adequate capacity for timely payment. Furthermore, such capacity may be damaged by changing conditions or short-term adversities.

C       This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D       This rating indicates that the issuer is either in default or is expected to be in default upon maturity.

                                        AFBA 5STAR FUND, INC.
                                         (the “Registrant”)

                                              PART C

                                         OTHER INFORMATION

ITEM 23. EXHIBITS.

(a) (1)     Articles of Incorporation as filed with the State of Maryland on January  9,
            1997 are incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A as filed with the Securities and Exchange Commission (the "SEC") on June 1, 1999 (“PEA No. 3”).

    (2)     Articles Supplementary to establish four separate series as filed with the
            State of Maryland on April 4, 1997 are incorporated herein by reference to PEA
            No. 3.

    (3)     Articles of Amendment to change “Five Star” to “5Star”  as filed with the
            State of Maryland on October 16, 2000 are incorporated herein  by reference to
            Post-Effective Amendment No. 5 to Registration Statement on Form  N-1A as filed with the SEC via EDGAR on March 23, 2001 (“PEA No. 5”).

    (4)     Articles of Amendment to designate the existing shares as Class I shares as filed with the State of Maryland on June 15, 2001 are incorporated herein by reference to Post-Effective Amendment No. 11 to Registration Statement on
            Form N-1A as filed  with the SEC via EDGAR on October 1, 2001 (“PEA No. 11”).

    (5)     Articles Supplementary to add Classes A, B and C as filed with the State of
            Maryland on June 15, 2001 are incorporated herein by reference to PEA No 11.

    (6)     Articles Supplementary to authorize and designate shares to Classes A, B,
            C and I as filed with the State of Maryland on June 15, 2001 are incorporated herein by reference to PEA No. 11.

    (7)     Certificate of Correction to the Articles Supplementary filed in the State of Maryland on June 15, 2001, as filed with the State of Maryland on February
            14, 2002 is incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A as filed with the SEC via EDGAR on
            February 14, 2002 (“PEA No. 12”). Correction made to Articles fourth and fifth regarding the number of shares authorized.

    (8)     Articles Supplementary to add Mid Cap Series as filed with the State of Maryland on February 14, 2002 are incorporated herein by reference to PEA No. 12.

(b)         By-Laws are incorporated herein by reference to PEA No. 3.

(c)         Specimen copies of securities of the Registrant are incorporated herein by reference to PEA No. 3.

            See Article Fifth of the Registrant’s Articles of Incorporation, as amended, which are incorporated herein by reference.

            See also, Article II of the Registrant’s By-Laws which are incorporated herein by reference.

(d) (1) (i) Management Agreement between the Registrant and AFBA 5Star Investment
            Management Company is incorporated herein by reference to PEA No. 11.

       (ii) Exhibit to the Management Agreement between the Registrant and AFBA 5Star
            Investment Management Company adding the AFBA 5Star Mid Cap Fund is incorporated herein by reference to PEA No. 12.

      (iii) Exhibit to the Management Agreement between the Registrant and AFBA 5Star
            Investment Management Company to incorporate the AFBA 5Star Equity Fund’s name change to the AFBA 5Star Large Cap Fund is filed herewith as Exhibit No.
            Ex 99.d.1.iii.

(d) (2) (i) Sub-Advisory Agreement between AFBA 5Star Investment Management Company and Kornitzer Capital Management, Inc. is incorporated herein by reference to PEA No. 11.

       (ii) Exhibit to Sub-Advisory Agreement between AFBA 5Star Investment Management
            Company and Kornitzer Capital Management, Inc. adding the AFBA 5Star Mid
            Cap Fund is incorporated herein by reference to PEA No. 12.

      (iii) Exhibit to the Sub-Advisory Agreement between AFBA 5Star Investment Management
            Company and Kornitzer Capital Management incorporating the AFBA 5Star Equity
            Fund’s name change to the AFBA 5Star Large Cap Fund is filed herewith as
            Exhibit No. Ex 99.d.2.iii.

(e) (1) (i) Underwriting Agreement between Registrant and PFPC Distributors, Inc.
            dated December 18, 2000 is incorporated herein by reference to PEA No. 5.

       (ii) Exhibit to Underwriting Agreement between the AFBA 5Star Investment Management
            Company and PFPC Distributors, Inc. adding the AFBA 5Star Mid Cap Fund is incorporated herein by reference to PEA No. 12.

      (iii) Exhibit to Underwriting Agreement between the AFBA 5Star Investment Management
            Company and PFPC Distributors, Inc. incorporating the AFBA 5Star Equity Fund’s name change to the AFBA 5Star Large Cap Fund is filed herewith as Exhibit No.
            Ex 99.e.1.iii.

(f)         Not Applicable.

(g) (1) (i) Custodian Agreement between the Registrant and PFPC Trust Company is incorporated herein by reference to PEA No. 5.

       (ii) Exhibit to Custodian Agreement between Registrant and PFPC Trust Company adding the AFBA 5Star Mid Cap Fund is incorporated herein by reference to PEA  No. 12.

(h) (1) (i) Transfer Agency Agreement between the Registrant and PFPC Inc. is incorporated herein by reference to PEA No. 5.

       (ii) Exhibit to Transfer Agency Agreement between Registrant and PFPC Inc adding the AFBA 5Star Mid Cap Fund is incorporated herein by reference to PEA No. 12.

      (iii) Exhibit to Transfer Agency Agreement between Registrant and PFPC Inc.
            incorporating  the AFBA 5Star Equity Fund’s name change to the AFBA 5Star Large
            Cap Fund is filed herewith as Exhibit No. Ex 99.h.1.iii.

    (2) (i) Administration and Accounting Services Agreement between the Registrant and PFPC Inc. is incorporated herein by reference to PEA No. 5.

       (ii) Exhibit to Administration and Accounting Services Agreement between
            Registrant  and PFPC Inc. adding the AFBA 5Star Mid Cap Fund is incorporated herein by reference to PEA No. 12.

      (iii) Exhibit to Administration and Accounting Services Agreement between
            Registrant and PFPC Inc. incorporating the AFBA 5Star Equity Fund’s name change to the  AFBA 5Star Large Cap Fund is filed herewith as Exhibit No.
            Ex 99.h.2.iii.

(i)         Opinion and Consent of Counsel is filed herewith as Exhibit No. Ex-99.i.

(j) (1)     Consent of Independent Public Accountants is filed herewith as Exhibit  No. EX-99j.1.

    (2)     Powers of Attorney for Henry J. Sechler, Louis C. Wagner, Jr. Monroe W.
            Hatch, Jr., and John C. Kornitzer are incorporated herein by reference to
            PEA No. 3.

    (3)     Power of Attorney for John S. Fairfield is filed herewith as Exhibit No. Ex-99j.3.

(k)         Not Applicable.

(l)         Not Applicable.

(m) (1)     Rule 12b-1 Distribution Plan for Class B shares is filed herewith as Exhibit
            No. Ex-99.m.1.

    (2)     Rule 12b-1 Distribution Plan for Class C shares is filed herewith as Exhibit
            No. Ex-99.m.2.

    (3)     Shareholder Service Plan and Agreement pursuant to Rule 12b-1 is filed herewith as Exhibit No. Ex-99.m.3.

(n)         Rule 18f-3 Plan is filed herewith as Exhibit No. Ex-99.n.

(p) (1)     The joint Code of Ethics of the Registrant and the investment manager is incorporated herein by reference to PEA No. 12.

    (2)     The Code of Ethics of the sub-adviser for each Fund, Kornitzer Capital
            Management, Inc. is incorporated herein by reference to Post-Effective Amendment
            No. 4 to Registration Statement on FORM N-1A as filed with the SEC via EDGAR on July 28, 2000.

ITEM 24.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE REGISTRANT.

            None.

ITEM 25.    INDEMNIFICATION.

Under the terms of the Maryland General Corporation Law and the Registrant's Articles
of Incorporation and By-Laws, the Registrant shall indemnify any persons who was or is a director, officer or employee of the Registrant to the maximum extent ermitted by the Maryland General Corporation Law; provided, however, that any  such indemnification
(unless ordered by a court) shall be made by the Registrant only as authorized in the specific case upon a determination that indemnification  of such person is proper under the circumstances. Such determination shall be  made:

        (i) by the Board of Directors by a majority vote of a quorum which consists of the directors who are neither "interested persons" of the Registrant as defined in Section 2(a)(19) of the 1940 Act, nor parties to the proceedings, or

       (ii) if the required quorum is not obtainable or if a quorum of such directors so directs, by independent legal counsel in a written opinion.

No indemnification will be provided by the Registrant to any director or officer of the
Registrant for any liability to the Registrant or shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duty.

ITEM 26.    BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER.

The principal business of AFBA 5Star Investment Management Company and Kornitzer Capital
Management, Inc. is the provision of investment management services to individuals and businesses.

Information as to the directors and principal executive officers of AFBA 5Star
Investment Management Company is included in its Form ADV filed with the SEC (File
No. 801-54247) as filed under the Investment Advisers Act of 1940, which is incorporated herein by reference.

Information as to the directors and principal executive officers of Kornitzer Capital
Management, Inc. is included in its Form ADV filed with the SEC (File  No. 801-34933) as filed under the Investment Advisers Act of 1940, which is incorporated  herein by reference.

Item 27.    Principal Underwriter

            (a) PFPC Distributors, Inc. (the “Distributor”) acts as principal underwriter for the following investment companies as of May 31, 2002:

                AB Funds Trust
                AFBA 5 Star Funds, Inc.
                Columbia Common Stock Fund, Inc.
                Columbia Growth Fund, Inc.
                Columbia International Stock Fund, Inc.
                Columbia Special Fund, Inc.
                Columbia Small Cap Fund, Inc.
                Columbia Real Estate Equity Fund, Inc.
                Columbia Balanced Fund, Inc.
                Columbia Daily Income Company
                Columbia U.S. Government Securities Fund, Inc.
                Columbia Fixed Income Securities Fund, Inc.
                Columbia Municipal Bond Fund, Inc.
                Columbia High Yield Fund, Inc.
                Columbia National Municipal Bond Fund, Inc.
                Columbia Strategic Value Fund, Inc.
                Columbia Technology Fund, Inc.
                Deutsche Asset Management VIT Funds
                Forward Funds, Inc
                The Galaxy Fund
                The Galaxy VIP Fund
                Galaxy Fund II
                GAMNA Series Funds, Inc.
                Harris Insight Funds Trust
                Hillview Investment Trust II
                International Dollar Reserve Fund I, Ltd.
                Kalmar Pooled Investment Trust
                Matthews International Funds
                Metropolitan West Funds
                New Covenant Funds
                Pictet Funds
                The RBB Fund, Inc.
                RS Investment Trust
                Stratton Growth Fund, Inc.
                Stratton Monthly Dividend REIT Shares, Inc.
                The Stratton Funds, Inc.
                Tomorrow Funds Retirement Trust
                Trainer, Wortham First Mutual Funds
                Undiscovered Managers Funds
                Weiss, Peck & Greer Funds Trust
                Weiss, Peck & Greer International Fund
                Whitehall Funds Trust
                Wilshire Target Funds, Inc.
                WPG Large Cap Growth Fund
                WPG Tudor Fund
                WT Investment Trust

            Distributed by BlackRock Distributors, Inc., a wholly owned subsidiary of PFPC
            Distributors, Inc.:

                BlackRock Provident Institutional Funds
                BlackRock Funds, Inc.

            Distributed by Northern Funds Distributors, LLC., a wholly owned subsidiary of
            PFPC Distributors, Inc.:

                Northern Funds Trust
                Northern Institutional Funds Trust

            Distributed by Offit Funds Distributor, Inc., a wholly owned subsidiary of PFPC
            Distributors, Inc.:

                The Offit Investment Fund, Inc
                The Offit Variable Insurance Fund, Inc.

            Distributed by ABN AMRO Distribution Services (USA), Inc., a wholly owned subsidiary of PFPC Distributors, Inc.:

                ABN AMRO Funds

            PFPC Distributors, Inc. is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers.
            PFPC Distributors, Inc. is located at 3200 Horizon Drive, King of Prussia, Pennsylvania
            19406.

        (b) The following is a list of the executive officers, directors, and partners of
            PFPC Distributors, Inc.:

                Robert Crouse           -    Director
                Susan Keller            -    Director
                Michael Denofrio        -    Chairman, Chief Executive Officer and President
                Bruno DiStefano         -    Vice President
                Susan K. Moscaritolo    -    Vice President
                Elizabeth T. Holtsbery  -    Vice President
                Lisa Colon              -    Vice President
                Thomas Rodman           -    Vice President
                Rita G. Adler           -    Chief Compliance Officer
                Christine A. Ritch      -    Chief Legal Officer, Secretary and Clerk
                Christopher S. Conner   -    Assistant Secretary and Assistant Clerk
                Bradley A. Stearns      -    Assistant Secretary and Assistant Clerk
                John L. Wilson          -    Assistant Secretary and Assistant Clerk
                Douglas D. Castagna     -    Controller and Assistant Treasurer
                Craig D. Stokarski      -    Treasurer

        (c) Name of         Net Underwriting       Compensation on
            Principal       Discounts &            Redemptions and       Brokerage      Other
              Underwriter     Commissions            Repurchases           Commissions    Compensation
            PFPC
            Distributors, Inc.

ITEM 28. LOCATION OF ACCOUNTS AND RECORDS.

Each account, book or other document required to be maintained by Section 31(a) of the
Investment Company Act of 1940, as amended and Rules (17 CFR 270-31a-1 to 31a-3)
promulgated thereunder, is in the physical possession of PFPC Inc., at 400 Bellevue Parkway,
Wilmington, DE 19809.

ITEM 29. MANAGEMENT SERVICES.

There are no management related service contracts not discussed in Part A or Part B.

ITEM 30.    UNDERTAKINGS.

Registrant undertakes that, if requested to do so by the holders of at least 10% of the
Registrant's outstanding shares, to call a meeting of shareholders for the purpose of voting upon the question of removal of a director or directors and to assist in communications with other shareholders as required by Section 16(c) of the Investment
Company Act of 1940, as amended.

                                          SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment
Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective
Amendment No. 14 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Alexandria and State of Virginia, on the 25th day of July 2002.

                                                                   AFBA 5STAR FUND, INC

                                                                   /s/  John A. Johnson
                                                                   John A. Johnson
                                                                   President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration
Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature                                   Title                              Date

/s/  C.C. Blanton                  Chairman and Director               July 25, 2002
C.C. Blanton

/s/  John A. Johnson             President and Director               July 25, 2002
John A. Johnson

/s/  John S. Fairfield                    Director                       July 25, 2002
John S. Fairfield*

/s/  Monroe W. Hatch, Jr.                 Director                       July 25, 2002
Monroe W. Hatch, Jr.*

/s/  John C. Kornitzer                   Director                       July 25, 2002
John C. Kornitzer*

/s/  Henry J. Sechler                   Director                       July 25, 2002
Henry J. Sechler*

/s/  Louis C. Wagner, Jr.                 Director                       July 25, 2002
Louis C. Wagner, Jr.*

/s/  Kimberley E. Wooding     Principal Accounting Officer, Chief             July 25, 2002
Kimberley E. Wooding            Financial Officer and Treasurer

*By:  /s/  C.C. Blanton      Attorney-in-Fact (Pursuant to Power of
C.C. Blanton                       Attorney previously filed.)

EXHIBIT INDEX

Item No.      Description                             Exhibit No.

23(d)(1)(iii)   Exhibit to Management Agreement               Ex-99.d.1.iii

23(d)(2)(iii)   Exhibit to Sub-Advisory Agreement             Ex-99.d.2.iii

23(e)(1)(iii)   Exhibit to Underwriting Agreement             Ex-99.e.1.iii

23(h)(1)(iii)   Exhibit to Transfer Agency Agreement          Ex-99.h.1.iii

23(h)(2)(iii)   Exhibit to Administration and                 Ex-99.h.2.iii
                Accounting Services Agreement

23(i)           Opinion and Consent of Counsel                Ex-99.i

23(j)(1)        Consent of Independent Public Accountants     Ex-99j.1

23(j)(3)        Power of Attorney                             Ex-99j.3

23(m)(1)        Distribution Plan for Class B Shares          Ex-99.m.1

23(m)(2)        Distribution Plan for Class C Shares          Ex-99.m.2

23(m)(3)        Shareholder Service Plan and Agreement        Ex-99.m.3

23(n)           Rule 18f-3 Plan                               Ex-99.n

Ex-99.d.1.iii

APPENDIX

This Appendix to the Management Agreement by and between AFBA 5STAR FUND, INC. (the "Company") and AFBA 5STAR INVESTMENT MANAGEMENT COMPANY (the "Manager") dated April 1, 2001 sets forth the names of each separate series of shares of the Company ("Funds") that are subject to this Agreement, and may be amended from time to time by the parties and, if required, by shareholders, by written agreement. The Funds that are currently covered under this Agreement are:

AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
AFBA 5Star High Yield Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star Small Cap Fund
AFBA 5Star USA Global Fund
AFBA 5Star Mid Cap Fund

As last amended on: July 27, 2002 to incorporate the name change of the AFBA 5Star Equity Fund to the AFBA 5Star Large Cap Fund

Ex-99.d.2.iii

APPENDIX

AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
AFBA 5Star High Yield Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star Small Cap Fund
AFBA 5Star USA Global Fund
AFBA 5Star Mid Cap Fund

(As approved by the Board of Directors on July 27, 2002 to incorporate the name change of the AFBA 5Star Equity Fund to the AFBA 5Star Large Cap Fund.)

Ex-99.e.1.iii

EXHIBIT A

THIS EXHIBIT A, dated as of July 27, 2002, is Exhibit A to that certain Underwriting Agreement dated as of December 18, 2000, between PFPC Distributors, Inc. and AFBA 5Star Fund, Inc.

PORTFOLIOS

AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
AFBA 5Star High Yield Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star Small Cap Fund
AFBA 5Star USA Global Fund
AFBA 5Star Mid Cap Fund

Ex-99.h.1.iii.doc

EXHIBIT A

THIS EXHIBIT A, dated as of July 27, 2002, is Exhibit A to that certain Transfer Agency Services Agreement dated as of December 18, 2000, between PFPC Inc. and AFBA 5Star Fund, Inc.

PORTFOLIOS

AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
AFBA 5Star High Yield Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star Small Cap Fund
AFBA 5Star USA Global Fund
AFBA 5Star Mid Cap Fund

Ex-99.h.2.iii.doc

EXHIBIT A

THIS EXHIBIT A, dated as of July 27, 2002 is Exhibit A to that certain Administration and Accounting Services Agreement dated as of December 18, 2000 between PFPC Inc. and AFBA 5Star Fund, Inc.

PORTFOLIOS

AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
AFBA 5Star High Yield Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star Small Cap Fund
AFBA 5Star USA Global Fund
AFBA 5Star Mid Cap Fund

Ex-99.i              [DRAFT]

Law Office

Stradley, Ronon, Stevens & Young, LLP

2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

Direct Dial: (215) 564-8115

July 25, 2002

Board of Directors
AFBA 5Star Fund, Inc.
909 North Washington Street
Alexandria, VA 22314

Re: Legal Opinion-Securities Act of 1933

Gentlemen:

     We have examined the Articles of Incorporation (the "Articles") of AFBA 5Star Fund, Inc. (the "Fund"), a series corporation organized under the Maryland General Corporation Law and the By-Laws of the Fund, all as amended and supplemented to date, and the various pertinent corporate proceedings we deem material. We have also examined the Notification of Registration and the Registration Statements filed on behalf of the Fund under the Investment Company Act of 1940, as amended (the "Investment Company Act") and the Securities Act of 1933, as amended on behalf of the Fund (the "Securities Act"), all as amended to date, as well as other items we deem material to this opinion.

     The Fund is authorized by the Articles to issue two hundred million (200,000,000) shares of all classes of common stock at a par value of $1.00 per share and an aggregate par value of two hundred million dollars ($200,000,000) and currently issues shares of the AFBA 5Star Balanced Fund, AFBA 5Star Equity Fund (to be renamed "AFBA 5Star Large Cap Fund"), AFBA 5Star High Yield Fund, AFBA 5Star Science & Technology Fund, AFBA 5Star Small Cap Fund, AFBA 5Star Mid Cap Fund and AFBA 5Star USA Global Fund classes of shares of the Fund each of which is further divided into sub-classes. The Articles also empower the Board to designate any additional classes or sub-classes and allocate shares to such classes or sub-classes.

     The Fund has filed with the U.S. Securities and Exchange Commission, a registration statement under the Securities Act, which registration statement is deemed to register an indefinite number of shares of the Series pursuant to the provisions of Section 24(f) of the Investment Company Act. You have also informed us that the shares of the Series will be sold in accordance with the Fund's usual method of distributing its registered shares, under which prospectuses are made available for delivery to offerees and purchasers of such shares in accordance with Section 5(b) of the Securities Act.

     Based upon the foregoing information and examination, so long as the Fund remains a valid and subsisting entity under the laws of its state of organization, and the registration of an indefinite number of shares of the Series remains effective, the authorized shares of that Series, when issued for the consideration set by the Board of Directors pursuant to the Articles, will be legally outstanding, fully-paid, and non-assessable shares, and the holders of such shares will have all the rights provided for with respect to such holding by the Articles and the laws of the State of Maryland.

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement of the Fund, along with any amendments thereto, covering the registration of the shares of the Series under the Securities Act and the registration statements or notice filings, and amendments thereto, filed in accordance with the securities laws of the several states in which shares of the Series are offered, and we further consent to reference in the registration statement of the Fund to the fact that this opinion concerning the legality of the issue has been rendered by us.

Very truly yours,

/s/ Bruce G. Leto     Bruce G. Leto, a Partner

cc: C. C. Blanton
John A. Johnson
Michael P. O'Hare, Esq.

Ex-99.j.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated April 30, 2002, relating to the financial statements and financial highlights which appears in the March 31, 2002 Annual Report to Shareholders of AFBA 5Star Fund, Inc. (consisting of AFBA 5Star Balanced Fund, AFBA 5Star Large Cap Fund (formerly the AFBA 5Star Equity Fund), AFBA 5Star High Yield Fund, AFBA 5Star Science & Technology Fund, AFBA 5Star Small Cap and AFBA 5 Star USA Global Fund), which is also incorporated by reference into the Registration Statement. We also consent to the references to us under the headings "Financial Highlights", "Independent Accountants" and "Financial Statements" in such Registration Statement.

PricewaterhouseCoopers LLP

Baltimore, Maryland

July 25, 2002

Ex-99.j.3

POWER OF ATTORNEY

The undersigned Director of AFBA Five Star Fund, Inc. (the "Registrant"), hereby appoints C.C. Blanton, Lt. General USAF (Ret.) as his attorney-in-fact and agent, in all capacities, to execute, deliver and file in the names of the undersigned, any and all instruments that said attorney and agent may deem necessary or advisable to enable the Registrant to comply with or register any security issued by the Registrant under the Securities Act of 1933, as amended, and/or the Investment Company Act of 1940, as amended, and the rules, regulations and interpretations thereunder, including but not limited to, any registration statement, including any and all pre- and post-effective amendments thereto, any other document to be filed with the U.S. Securities and Exchange Commission and any and all documents required to be filed with respect thereto with any other regulatory authority. The undersigned grants to said attorney, full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he could do if personally present, thereby ratifying all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

/s/John S. Fairfield Lt. General John S. Fairfield

IN WITNESS WHEREOF, I have hereunto set my hand this 8 day of July 2002
Sworn to before me this 8 day of July 2002

Mark A. Centanni,
Notary Public
City of Alexandria

My commission expires 7-31-2004.

Ex-99.m.1

AFBA 5STAR FUND, INC.
DISTRIBUTION PLAN
(Class B Shares)

The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") by AFBA 5Star Fund, Inc. (the "Fund") for the Class B shares of the portfolios listed on Schedule A attached hereto, as it may be amended from time to time (each a "Portfolio"). This Plan was approved by a majority of the Fund's Board of Directors, including a majority of the Directors who are not interested persons of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan and any agreement related to it (the "non-interested Directors"), by votes cast in person at a meeting called for the purpose of voting on this Plan.
In reviewing this Plan, the Fund's Board of Directors considered the proposed schedule and nature of payments under this Plan and the Distribution Agreement entered into between the Fund and PFPC Distributors, Inc. (it and any subsequent principal distributor of Class B shares of the Portfolios, the "Distributor"). The Board of Directors concluded that the proposed compensation of the Distributor under this Plan for promotion and distribution of the Portfolio's Class B shares is fair and not excessive. Accordingly, the Board of Directors determined that this Plan should provide for such compensation and that adoption of this Plan would be prudent and in the best interests of each Portfolio and its Class B shareholders. Such approval included a determination that in the exercise of reasonable business judgment of the Board of Directors and in light of the fiduciary duties of the Board, there is a reasonable likelihood that the Plan will benefit the Fund, each Portfolio and its shareholders.

The provisions of this Plan are:

1. The Fund shall pay to the Distributor a fee in the amount of 0.75% per annum of the average daily net assets of the Fund attributable to each Portfolio's Class B shares (or such lesser amount as may be established from time to time by a majority of the Board of Directors, including a majority of the non-interested Directors) for advertising, marketing and distributing each Portfolio's Class B shares. Such fee shall be payable from the assets attributable to the Class B shares of such Portfolio and shall be paid in monthly installments promptly after the last day of each calendar month.

2. In exchange for the fee payable under paragraph 1 of this Plan, the Distributor agrees to incur distribution expenses with respect to the Class B shares of the Portfolios. For purposes of this Plan, "distribution expenses" shall mean expenses incurred for distribution activities encompassed by Rule 12b-1 under the Act, which may include public relations services, telephone services, sales presentations, media charges, preparation, printing and mailing of advertising and sales literature, data processing necessary to support a distribution effort, printing and mailing prospectuses and reports used for sales purposes, as well as any sales commissions or service fees paid to broker-dealers or other financial institutions who have executed sales or service agreements with the Fund or the Distributor, which forms of agreements have been approved by a majority of the Board of Directors, including a majority of the non-interested Directors, and who sell or provide support services in connection with the distribution of the Class B shares of the Portfolios.

3. Nothing in this Plan shall operate or be construed to limit the extent to which the Portfolios investment manager (the "Manager") or any other person, other than the Fund, may incur costs and bear expenses associated with the distribution of the Class B shares of the Portfolios.

4. From time to time, the Manager may make payments to third parties out of its management fee, not to exceed the amount of that fee, including payments of fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of Class B shares of the Portfolios within the context of Rule 12b-1 under the Act, such payments shall be deemed to be authorized by this Plan.

5. The persons authorized to make payments on behalf of the Fund pursuant to this Plan and the Distributor shall collect and monitor the documentation of payments made to the Distributor pursuant to paragraph 1 of this Plan and the distribution expenses incurred by the Distributor pursuant to paragraph 2 of this Plan. On a quarterly basis, such persons shall furnish to the Fund's Board of Directors for their review a written report of such payments and expenses for the previous fiscal quarter, and they shall furnish the Board of Directors with such other information as the Board may reasonably request in connection with the payments made under this Plan in order to enable the Board to make an informed determination of whether this Plan should be continued.

6. This Plan shall continue in effect as to any Portfolio for a period of more than one year only so long as such continuance is specifically approved at least annually by a majority of the Fund's Board of Directors, including a majority of the non-interested Directors, by votes cast in person at a meeting called for the purpose of voting on this Plan.

7. This Plan and each agreement entered into pursuant to this Plan may be terminated as to any Portfolios at any time, without penalty, by vote of a majority of the outstanding Class B shares of the Portfolio, or by vote of a majority of the Fund's non-interested Directors, on not more than sixty (60) days' written notice.

8. This Plan and each agreement entered into pursuant to this Plan may not be amended to increase materially the amount to be spent by the Fund pursuant to paragraph 1 of this Plan without approval by a majority of the outstanding Class B shares of the Portfolio.

9. All material amendments to this Plan or to any agreement entered into pursuant to this Plan shall be approved by a majority of the Fund's Board of Directors, including a majority of the non-interested Directors, by votes cast in person at a meeting called for the purpose of voting on any such amendment.

10. So long as this Plan is in effect, the selection and nomination of the Fund's non-interested Directors shall be committed to the discretion of such non-interested Directors.

11. This Plan shall take effect on the 26th day of March 2001.

Schedule A
to the AFBA 5Star Fund, Inc.

Distribution Plan (Class B Shares)

Name of Portfolio	Effective Date

AFBA 5Star Balanced Fund

March 26, 2001

AFBA 5Star Large Cap Fund

March 26, 2001

AFBA 5Star High Yield Fund

March 26, 2001

AFBA 5Star Science & Technology Fund

September 28, 2001

AFBA 5Star Small Cap Fund

September 28, 2001

AFBA 5Star USA Global Fund

March 26, 2001

AFBA 5Star Mid Cap Fund

January 29, 2002

Ex-99.m.2

AFBA 5STAR FUND, INC.
DISTRIBUTION PLAN
(Class C Shares)

The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") by AFBA 5Star Fund, Inc. (the "Fund") for the Class C shares of the portfolios listed on Schedule A attached hereto, as it may be amended from time to time (each a "Portfolio"). This Plan was approved by a majority of the Fund's Board of Directors, including a majority of the Directors who are not interested persons of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan and any agreement related to it (the "non-interested Directors"), by votes cast in person at a meeting called for the purpose of voting on this Plan.

In reviewing this Plan, the Fund's Board of Directors considered the proposed schedule and nature of payments under this Plan and the Distribution Agreement entered into between the Fund and PFPC Distributors, Inc. (it and any subsequent principal distributor of Class C shares of the Portfolios, the "Distributor"). The Board of Directors concluded that the proposed compensation of the Distributor under this Plan for promotion and distribution of the Portfolio's Class C shares is fair and not excessive. Accordingly, the Board of Directors determined that this Plan should provide for such compensation and that adoption of this Plan would be prudent and in the best interests of each Portfolio and its Class C shareholders. Such approval included a determination that in the exercise of reasonable business judgment of the Board of Directors and in light of the fiduciary duties of the Board, there is a reasonable likelihood that the Plan will benefit the Fund, each Portfolio and its shareholders.

The provisions of this Plan are:

1. The Fund shall pay to the Distributor a fee in the amount of 0.75% per annum of the average daily net assets of the Fund attributable to each Portfolio's Class C shares (or such lesser amount as may be established from time to time by a majority of the Board of Directors, including a majority of the non-interested Directors) for advertising, marketing and distributing each Portfolio's Class C shares. Such fee shall be payable from the assets attributable to the Class C shares of such Portfolio and shall be paid in monthly installments promptly after the last day of each calendar month.

2. In exchange for the fee payable under paragraph 1 of this Plan, the Distributor agrees to incur distribution expenses with respect to the Class C shares of the Portfolios. For purposes of this Plan, "distribution expenses" shall mean expenses incurred for distribution activities encompassed by Rule 12b-1 under the Act, which may include public relations services, telephone services, sales presentations, media charges, preparation, printing and mailing of advertising and sales literature, data processing necessary to support a distribution effort, printing and mailing prospectuses and reports used for sales purposes, as well as any sales commissions or service fees paid to broker-dealers or other financial institutions who have executed sales or service agreements with the Fund or the Distributor, which forms of agreements have been approved by a majority of the Board of Directors, including a majority of the non-interested Directors, and who sell or provide support services in connection with the distribution of the Class C shares of the Portfolios.

3. Nothing in this Plan shall operate or be construed to limit the extent to which the Portfolios investment manager (the "Manager") or any other person, other than the Fund, may incur costs and bear expenses associated with the distribution of the Class C shares of the Portfolios.

4. From time to time, the Manager may make payments to third parties out of its management fee, not to exceed the amount of that fee, including payments of fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of Class C shares of the Portfolios within the context of Rule 12b-1 under the Act, such payments shall be deemed to be authorized by this Plan.

5. The persons authorized to make payments on behalf of the Fund pursuant to this Plan and the Distributor shall collect and monitor the documentation of payments made to the Distributor pursuant to paragraph 1 of this Plan and the distribution expenses incurred by the Distributor pursuant to paragraph 2 of this Plan. On a quarterly basis, such persons shall furnish to the Fund's Board of Directors for their review a written report the Board of Directors with such other information as the Board may reasonably request in connection with the payments made under this Plan in order to enable the Board to make an informed determination of whether this Plan should be continued.

6. This Plan shall continue in effect as to any Portfolio for a period of more than one year only so long as such continuance is specifically approved at least annually by a majority of the Fund's Board of Directors, including a majority of the non-interested Directors, by votes cast in person at a meeting called for the purpose of voting on this Plan.

7. This Plan and each agreement entered into pursuant to this Plan may be terminated as to any Portfolios at any time, without penalty, by vote of a majority of the outstanding Class C shares of the Portfolio, or by vote of a majority of the Fund's non-interested Directors, on not more than sixty (60) days' written notice.

8. This Plan and each agreement entered into pursuant to this Plan may not be amended to increase materially the amount to be spent by the Fund pursuant to paragraph 1 of this Plan without approval by a majority of the outstanding Class C shares of the Portfolio.

9. All material amendments to this Plan or to any agreement entered into pursuant to this Plan shall be approved by a majority of the Fund's Board of Directors, including a majority of the non-interested Directors, by votes cast in person at a meeting called for the purpose of voting on any such amendment.

10. So long as this Plan is in effect, the selection and nomination of the Fund's non-interested Directors shall be committed to the discretion of such non-interested Directors.

11. This Plan shall take effect on the 26th day of March 2001.

Schedule A
to the AFBA 5Star Fund, Inc.

Distribution Plan (Class C Shares)

Name of Portfolio	Effective Date

AFBA 5Star Balanced Fund

March 26, 2001

AFBA 5Star Large Cap Fund

March 26, 2001

AFBA 5Star High Yield Fund

March 26, 2001

AFBA 5Star Science & Technology Fund

September 28, 2001

AFBA 5Star Small Cap Fund

September 28, 2001

AFBA 5Star USA Global Fund

March 26, 2001

AFBA 5Star Mid Cap Fund

January 29, 2002

Ex-99.m.3

AFBA 5STAR FUND, INC.
SHAREHOLDER SERVICE PLAN

     This Shareholder Service Plan (this "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), by AFBA 5Star Fund, Inc. (the "Fund") with respect to Class A, Class B and Class C shares of each of the portfolios of the Fund listed on Schedule A attached hereto (each a "Portfolio" and together the "Portfolios"). This Plan has been approved by a majority of the Fund's Board of Directors (the "Board"), including a majority of the Directors who are not interested persons of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan and any agreement related to it (the "non-interested Directors"), by votes cast in person at a meeting called for the purpose of voting on this Plan.
     In reviewing this Plan, the Fund's Board of Directors considered the proposed schedule and nature of payments under this Plan. The Board of Directors concluded that the proposed compensation to the service providers under this Plan for shareholder servicing activities undertaken on behalf of the Class A, Class B or Class C shares of the Portfolios is fair and not excessive. Accordingly, the Board of Directors determined that this Plan should provide for such compensation and that adoption of this Plan would be prudent and in the best interests of each Portfolio and its Class A, B and C shareholders. Such approval included a determination that in the exercise of reasonable business judgment of the Board of Directors and in light of the fiduciary duties of the Board, there is a reasonable likelihood that the Plan will benefit the Fund, each Portfolio and its shareholders.

SECTION 1. SERVICE AGREEMENTS; PAYMENTS

     (a) The Fund, on behalf of each Portfolio, is authorized to enter into shareholder service agreements (the "Agreements"), substantially in the form attached hereto as Exhibit A (which has been approved by the Board), with financial institutions and other persons who provide services for and maintain shareholder accounts (the "Service Provider") as set forth in this Plan.

     (b) Pursuant to the Agreements, as compensation for the services described in Section 3 below, the Fund may pay the Service Provider a fee, as detailed under Section 2 below, from the Class A, Class B and Class C shares of the Portfolio represented by the shareholder accounts for which the Service Provider maintains a service relationship.
Provided, however, that no Portfolio shall directly or indirectly pay any amounts, whether payments of fees pursuant to the Agreements or otherwise, that exceed any applicable limits imposed by law or the National Association of Securities Dealers, Inc.

     (c) Each Agreement shall contain a representation by the Service Provider that any compensation payable to the Service Provider in connection with an investment in the Class A, Class B and Class C shares of a Portfolio of the assets of its customers (i) will be disclosed by the Service Provider to its customers, (ii) will be authorized by its customers, and (iii) will not result in an excessive fee to the Service Provider.

SECTION 2. SHAREHOLDER SERVICE FEE.

     Pursuant to this Plan, the Fund shall daily accrue and monthly pay each Service Provider a shareholder service fee not to exceed the amount, as listed in Schedule A, per annum of the average daily net assets of the Class A, Class B and Class C shares of the Portfolio with which the Service Provider maintains a service relationship.

SECTION 3. SERVICE ACTIVITIES.

     Service activities include (a) establishing and maintaining accounts and records relating to clients of a Service Provider; (b) answering shareholder inquiries regarding the manner in which purchases, exchanges and redemptions of Class A, Class B and Class C shares of a Portfolio may be affected and other matters pertaining to such class of share's services; (c) providing necessary personnel and facilities to establish and maintain shareholder accounts and records; (d) assisting shareholders in arranging for processing of purchase, exchange and redemption transactions; (e) arranging for the wiring of funds; (f) guaranteeing shareholder signatures in connection with redemption orders and transfers and changes in shareholder-designated accounts; (g) integrating periodic statements with other shareholder transactions; and (h) providing such other related services as the shareholder may request.

SECTION 4. REPORTING REQUIREMENTS

     The persons authorized to make payments on behalf of the Fund pursuant to this Plan shall collect and monitor the documentation of payments made to Service Providers pursuant to Sections 1 and 2 of this Plan and the expenses incurred and/or services provided by such service Providers pursuant to Section 3 of this Plan. On a quarterly basis, such persons shall furnish to the Fund's Board of Directors for their review a written report of such payments, expenses and services for the previous fiscal quarter, and they shall furnish the Board of Directors with such other information as the Board may reasonably request in connection with the payments made under this Plan in order to enable the Board to make an informed determination of whether this Plan should be continued.

SECTION 5. EFFECTIVENESS, TERMINATION AND AMENDMENT

     (a) This Plan shall continue in effect for any Portfolio for a period of more than one year only so long as such continuance is specifically approved at least annually by a majority of the Fund's Board of Directors, including a majority of the non-interested Directors, by votes cast in person at a meeting called for the purpose of voting on this Plan.

     (b) This Plan and each agreement entered into pursuant to this Plan may be termi-nated as to any Portfolio at any time, without penalty, by vote of a majority of the outstanding shares of the Portfolio, or by vote of a majority of the Fund's non-interested Directors, on not more than sixty (60) days' written notice.

     (c) This Plan and each agreement entered into pursuant to this Plan may not be amended to increase materially the amount to be spent by the Fund pursuant to paragraphs 1 and 2 of this Plan without approval by a majority of the outstanding shares of the Portfolio.

     (d) All material amendments to this Plan or to any agreement entered into pursuant to this Plan shall be approved by a majority of the Fund's Board of Directors, including a majority of the non-interested Directors, by votes cast in person at a meeting called for the purpose of voting on any such amendment

SECTION 6. LIMITATION OF SHAREHOLDER AND DIRECTOR LIABILITY.

     The Directors of the Fund and the shareholders of each Portfolio shall not be liable for any obligations of the Fund or of the Portfolio under this Plan, and each Service Provider shall agree that, in asserting any rights or claims under this Plan, it shall look only to the assets and property of the Portfolio to which such Service Provider's rights or claims relate in settlement of such rights or claims, and not to the Directors of the Fund or the shareholders of the Portfolios.

SECTION 7. MISCELLANEOUS

     (a) So long as this Plan is in effect, the selection and nomination of the Fund's non-interested Directors shall be committed to the discretion of such non-interested Directors

     (b) This Plan shall take effect on the 26th day of March, 2001

     (Approved by the Board of Directors on March 26, 2001.)

SCHEDULE A

Name of Portfolio and Class of Shares	Fee as a % of Average Daily Net Asset Value

AFBA 5Star Balanced Fund Class A
AFBA 5Star Large Cap Fund Class A
AFBA 5Star High Yield Fund Class A
AFBA 5Star Science & Technology Fund Class A
AFBA 5Star Small Cap Fund Class A
AFBA 5Star USA Global Fund Class A
AFBA 5Star Mid Cap Fund Class A

AFBA 5Star Balanced Fund Class B
AFBA 5Star Large Cap Fund Class B
AFBA 5Star High Yield Fund Class B
AFBA 5Star Science & Technology Fund Class B
AFBA 5Star Small Cap Fund Class B
AFBA 5Star USA Global Fund Class B
AFBA 5Star Mid Cap Fund Class B

AFBA 5Star Balanced Fund Class C
AFBA 5Star Large Cap Fund Class C
AFBA 5Star High Yield Fund Class C
AFBA 5Star Science & Technology Fund Class C
AFBA 5Star Small Cap Fund Class C
AFBA 5Star USA Global Fund Class C
AFBA 5Star Mid Cap Fund Class C

As amended on: July 27, 2002

0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25%

EXHIBIT A

FORM OF
SHAREHOLDER SERVICE AGREEMENT
BETWEEN
AFBA 5STAR FUND, INC.
AND
__________

     THIS AGREEMENT is made as of the ____ day of ______, ____ by and between AFBA 5Star Fund, Inc., a Maryland corporation which may issue one or more series and classes of shares of common stock (the "Fund"), on behalf of each class of shares of each series to which this Agreement pertains (the "Portfolios"), and _____________, a __________ company (the "Company").

W I T N E S S E T H :

     WHEREAS, the Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act");

     WHEREAS, the Fund wishes, on behalf of the Portfolios, to retain the Company to provide certain shareholder services and administrative services to shareholders of the Portfolios, and the Company is willing to furnish such services;

     NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, it is agreed between the parties hereto as follows:

     i. The Company shall provide shareholder and administrative services for certain shareholders of the Portfolios. Such services may include, without limitation, some or all of the following: answering inquiries regarding the Portfolios; assistance in changing dividend options, account designations and addresses; assistance in processing purchase and redemption transactions; and such other information and services as the Fund, on behalf of the Portfolios, reasonably may request, to the extent permitted by applicable statute, rule or regulation.

     ii. The Company shall provide such facilities and personnel as is necessary or beneficial for providing information and services to shareholders of the Portfolios, and to assist the Portfolios in servicing accounts of such shareholders.

     iii. Neither the Company nor any of its employees or agents are authorized to make any representation concerning shares of the Portfolios at any time except those contained in the Portfolios' Prospectus at such time; and the Company, in its capacity as described in this Agreement, shall have no authority to act as agent for the Portfolios.

     iv. In consideration of the services and facilities described herein, the Company shall be entitled to receive from the class of shares of the Portfolio to which it pertains an annual fee equal to the amount set forth opposite the Portfolio's name in Exhibit A hereto.

     v. The Fund reserves the right, at the Fund's discretion and without notice, to suspend the sale of its shares or withdraw the sale of its shares of the Portfolios.

     vi. This Agreement may be terminated as to any Portfolio or any class of shares of any Portfolio at any time (without payment of any penalty) by: (i) a majority of Directors of the Fund; (ii) a vote of a majority of the outstanding voting securities of a Portfolio or any class of shares of a Portfolio; or (iii) the Company. The Fund may also terminate this Agreement for cause on violation by the Company of any of the provisions of this Agreement. The Fund's failure to terminate for any cause shall not constitute a waiver of its right to terminate at a later date for any such cause.

     vii. All communications to the Funds shall be sent to the Fund c/o PFPC Inc., 400 Bellevue Parkway, Wilmington, DE 19890-0001. All communications to the Company shall be sent to __________.

     viii. This Agreement shall become effective as of the date when it is executed and dated by the Fund, on behalf of the Portfolios, below. This Agreement and all the rights and obligations of the parties hereunder shall be governed by and construed under the laws of the state of Maryland.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their officers designated below on the day and year first above written.

AFBA 5Star Fund, Inc. on behalf of each class of each portfolio listed in Exhibit A

By: Name: Title:	By: Name: Title:

EXHIBIT A
TO
SHAREHOLDER SERVICE AGREEMENT
BETWEEN
AFBA 5STAR FUND, INC.
AND
__________

Name of Portfolio and Class of Shares	Fee as a % of Average Daily Net Asset Value

AFBA 5Star Balanced Fund Class A
AFBA 5Star Large Cap Fund Class A
AFBA 5Star High Yield Fund Class A
AFBA 5Star Science & Technology Fund Class A
AFBA 5Star Small Cap Fund Class A
AFBA 5Star USA Global Fund Class A
AFBA 5Star Mid Cap Fund Class A

AFBA 5Star Balanced Fund Class B
AFBA 5Star Large Cap Fund Class B
AFBA 5Star High Yield Fund Class B
AFBA 5Star Science & Technology Fund Class B
AFBA 5Star Small Cap Fund Class B
AFBA 5Star USA Global Fund Class B
AFBA 5Star Mid Cap Fund Class B

AFBA 5Star Balanced Fund Class C
AFBA 5Star Large Cap Fund Class C
AFBA 5Star High Yield Fund Class C
AFBA 5Star Science & Technology Fund Class C
AFBA 5Star Small Cap Fund Class C
AFBA 5Star USA Global Fund Class C
AFBA 5Star Mid Cap Fund Class C

As amended on: July 27, 2002

0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25%

Ex-99.n

AFBA 5STAR FUND, INC.
Multiple Class Plan Pursuant to Rule 18f-3

I. INTRODUCTION

This Multiple Class Plan (this "Plan") has been adopted by a majority of the Board of Directors of AFBA 5Star Fund, Inc. (the "Fund"), including a majority of the Directors who are not interested persons of the Fund (the "non-interested Directors"), pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "Act"), with respect to each series of the Fund listed on Schedule A attached hereto (each a "Fund" and together the "Funds").

This Plan designates four classes of shares of each Fund and, in accordance with Rule 18f-3 under the Act, sets forth the differences between the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.

The Fund's Board of Directors, including a majority of the non-interested Directors, has determined that this Plan, including the allocation of expenses, is in the best interests of the Fund as a whole, each Fund and each class of shares offered by a Fund.

II. ELEMENTS OF THE PLAN

Class Designation: Each Fund's shares shall be divided into Institutional Class Shares, Class A Shares, Class B Shares and Class C Shares.

Differences in Availability: Class A, Class B and Class C shares shall be available to all investors and will be sold by PFPC Distributors, Inc. (the "Distributor") and by banks, securities brokers or dealers and other financial institutions that have entered into a selling agreement with the Distributor. Institutional Class shares will be available only to existing Institutional Class shareholders and to certain other eligible investors as disclosed in the Funds' prospectuses.

Differences in Distribution Arrangements: None.

Differences in Shareholder Services: Other than any shareholder services that may be provided pursuant to a shareholder services agreement under the shareholder services plan adopted by the Fund's Board of Directors for the Institutional Class shares of each Fund, the services offered to shareholders of all classes shall be the same.

Expense Allocation. All expenses of each Fund shall be allocated between each Class shares in accordance with Rule 18f-3 under the Act, except that the fees and expenses incurred by a Fund under the shareholder services plan for its Institutional Class shares shall be allocated to the Institutional Class shares and the following types of expenses specific to each class shall be allocated to such class:

  transfer agency and other recordkeeping costs;

  Securities and Exchange Commission and blue sky registration or qualification fees;

  printing and postage expenses related to printing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class;

  audit or accounting fees or expenses relating solely to such class;

  the expenses of administrative personnel and services as required to support the shareholders of such class;

  litigation or other legal expenses relating solely to such class;

  Directors' fees and expenses incurred as a result of issues relating solely to such class; and

  other expenses subsequently identified and determined to be properly allocated to such class.

Conversion Features. Class B Shares convert to Class A Shares automatically at the end of the seventh year (84th month) after purchase. Institutional Class Shares and Class C Shares have no conversion feature.

Exchange Privileges. Institutional Class shares of each Fund shall be exchangeable only for Institutional Class shares of each other Fund. Class A, B and C Shares of each Fund shall be exchangeable only for like Class shares of each other Fund. Each exchange shall be made based upon the relative net asset values of the classes as set forth in the prospectuses of the Funds.

Voting and other Rights. All Class shares shall each have (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) in all other respects, the same rights and obligation as the other class.

Dated: March 26, 2001

Schedule A

AFBA 5Star Balanced Fund
AFBA 5Star Large Cap Fund
AFBA 5Star High Yield Fund
AFBA 5Star Science & Technology Fund
AFBA 5Star Small Cap Fund
AFBA 5Star USA Global Fund
AFBA 5Star Mid Cap Fund

As amended on July 27, 2002